SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02020479

PE 3-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

P.T. INDAH KIAT PULP & PAPER Tbk
(Translation of Registrant's Name Into English)

Plaza BII, Tower II 9th Floor, Jl. M.H. Thamrin Kav. 22 No. 51, Jakarta, Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

3/12/2002 10:02 AM (2K)
[bjw-2k-I.DOC]

On March 11, 2002 Asia Pulp & Paper Company Ltd. ("APP") announced its environmental and wood supply update, debt restructuring process update, preliminary results for its Indonesian subsidiaries for the nine months ended September 30, 2001, results for its Indonesian subsidiaries for the year ended December 31, 2000 and production, sales volume and operating data for its Indonesian subsidiaries for 2001.

On March 1, 2002, P.T. Indah Kiat Pulp & Paper Tbk (the "Company"), filed its audited consolidated financial statements for the years ended December 31, 2000 and 1999 and an Independent Auditor's Report (the "Financial Statements") with Badan Pengawas Pasar Modal (Capital Markets Supervisory Agency, "BAPEPAM"), the securities regulatory agency of the Republic of Indonesia. On March 8, 2002, the Company filed the Financial Statements with the Securities and Exchange Commission on Form 6-K. This filing includes one page—pages 28— of the Financial Statements that was inadvertently omitted from the Form 6-K filing of the Financial Statements on March 8, 2002.

A copy of the press release and the complete Financial Statements of the Company (including page 28) are included in this Form 6-K.

ANDERSEN

PRASETIO, UTOMO & Co.

PT Indah Kiat Pulp & Paper Tbk and Subsidiaries

Consolidated Financial Statements And Independent Auditors' Report
For The Years Ended December 31, 2000 And 1999
(United States Dollar Currency)

ANDERSEN

Independent Auditors' Report

Prasetio, Utomo & Co.
Registered Public Accountants
Business License No. KEP-616/KM.17/1998
A member firm of Andersen Worldwide SC

Wisma 46 Kota BNI Levels 25-28
Jalan Jenderal Sudirman Kav 1
Jakarta 10220
Indonesia

Tel 62 21 575 7999
Fax 62 21 574 4521

www.andersen.com

Report No. 36566S

The Board of Directors and the Stockholders
PT Indah Kiat Pulp & Paper Tbk

We have audited the consolidated balance sheets of PT Indah Kiat Pulp & Paper Tbk (the Company) and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to report on the 2000 consolidated financial statements and to express an opinion on the 1999 consolidated financial statements based on our audits. We did not audit the financial statements of certain Subsidiaries which statements reflect total assets and net sales of 0.2% and 4%, respectively, in 2000, and 3% and nil, respectively, in 1999, of the consolidated totals. Certain of those statements were audited by other independent auditors whose unqualified reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other independent auditors. As discussed in Note 1 and paragraph six, certain of those statements relate to Indah Kiat International Finance Company B.V. (IKBV) which were not audited.

Except as discussed in paragraphs six to ten, we conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our report on the 2000 consolidated financial statements and opinion on the 1999 consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company and Subsidiaries will continue as going concern entities. As discussed in Notes 16, 19, 20, 21 and 35 to the consolidated financial statements, since the end of year 2000 until the date of this report, the Company and certain Subsidiaries defaulted on various loan principal and interest payments and were in technical default on other loans. On March 12, 2001, Asia Pulp & Paper Company Ltd. (the ultimate parent company) and its Subsidiaries (the APP Group), including the Company, announced a debt standstill on payment of all obligations (principal and interest) due to their creditors, except for certain of their trade creditors. In 2001, the Company paid interests to the bondholders of the Indah Kiat I 1999 Bonds. Under the loan agreements, as a result of the payment and technical default, the creditors may declare the entire outstanding amount to be immediately due and payable with or without written notice. Therefore, all long-term loans have been reclassified as current maturities in the December 31, 2000 consolidated balance sheet. The Company and Subsidiaries have current liabilities in excess of its current assets of US$ 2.5 billion as of December 31, 2000 and incurred a net loss of US$ 401 million in 2000. As discussed in Note 35, the APP Group, including the Company has cash flow deficiencies and is currently negotiating a debt restructuring with all creditors. The outcome of the debt restructuring is uncertain. These matters, among others, along with the items discussed in paragraphs four and five raise substantial doubt about the ability of the Company and Subsidiaries to continue as going concern entities, the recoverability of their assets and their ability to maintain or pay their debt as they mature. Management's plans are discussed in Note 36 and paragraph eleven. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. As discussed in Note 35, in completing the consolidated financial statements, the Company continues to analyze certain transactions. This ongoing analysis may result in a determination that further liabilities or transactions should have been recorded in the consolidated financial statements.

As discussed in Note 6, as of December 31, 2000, the Company and Subsidiaries recorded export current and non-current trade receivables from related and non-related parties totaling US$ 789 million net of quality claims and price discounts of US$ 122 million and reimbursements of related parties' expenses of US$ 49 million but before allowance for doubtful accounts of US$ 413 million (for which provision has been made). These receivables include US$ 259 million previously discounted on a non-recourse basis to PT Bank Internasional Indonesia Tbk., a related party bank and included in the Settlement Agreement as discussed in Note 35. As discussed in Note 32, these receivables also include US$ 242 million of receivables from certain export trade customers where the Company has filed claims for recovery in the Central Jakarta District Court. According to the Company's legal counsel, the Company has a strong legal basis to file the cases to the court. However, there is no assurance that the court will grant a decision in favor of the Company. The outcome of the litigation to recover amounts due from export customers is uncertain. We were unable to substantiate the aforementioned receivables as we could not obtain confirmation replies or satisfy ourselves through other audit procedures. We were unable to satisfy ourselves as to the appropriate amount of related and non-related export trade receivables, the allowance for doubtful accounts, quality claims and price discounts and reimbursements of related parties' expenses.

As discussed in Notes 15 and 32, APP Group and the Company are currently involved in various litigation. Legal counsel did not provide an opinion on certain of this litigation. The possible outcome and the effect of these litigation on the Company's and Subsidiaries' financial statements is uncertain. As of December 31, 2000, the Company has not recorded any adjustments or provision for losses that may possibly arise from these litigation.

As discussed in Note 1, the consolidated financial statements did not include the financial statements of certain Subsidiaries. Due to the absence of an independent auditor's opinion on these Subsidiaries and IKBV as discussed in paragraph one above, we were unable to satisfy ourselves as to the effects of the aforementioned Subsidiaries' activities on the 2000 consolidated financial statements.

The 2000 consolidated financial statements of PT Purinusa Ekapersada (Purinusa), the Company's parent company, and APP, the ultimate parent, have not been audited as of the date of this report. We were unable to obtain written representations from the management of these companies stating that all transactions, agreements and activities of these companies that have a material effect to the Company and its Subsidiaries have been properly recorded and disclosed in the Company's 2000 consolidated financial statements. We were unable to assess the effect of any transactions or activities undertaken by these companies on the Company's 2000 consolidated financial statements.

As discussed in Note 12, the significant pulp and paper sales price decline subsequent to year-end and effects of the adverse economic conditions may indicate an impairment in the value of the Company's property, plant and equipment. No impairment assessment has been performed as according to the Company's management, it was impractical to determine the recoverable amount and the estimated present value of future cash flows from its property, plant and equipment. As a result, we were unable to satisfy ourselves if the Company's property, plant and equipment is properly and fairly stated as of December 31, 2000.

We were unable to obtain confirmation replies or to satisfy ourselves through other audit procedures for certain payables and customer's prepayment totaling US$ 30 million. We were unable to satisfy ourselves that the aforementioned liabilities including any contingent liabilities are properly recorded or disclosed in the 2000 consolidated financial statements. As discussed in Note 7c, the Company recorded US$ 261 million of advances to related party as of December 31, 2000. We were unable to satisfy ourselves as to the recoverability and the net balance of such advances.

We were unable to satisfy ourselves on the completeness of the subsequent events discussed in Note 38 and the related effects, if any, on the 2000 consolidated financial statements.

The operations of the Company and its Subsidiaries have been affected significantly and will continue to be affected for the foreseeable future, by the country's and region's adverse economic conditions. Note 36 to the consolidated financial statements includes a summary of the effects of such adverse economic conditions on the Company and Subsidiaries as well as the measures the Company's and Subsidiaries' management have implemented and plan to implement in response to the economic conditions. As also discussed therein, sales prices of pulp and paper products which are affected by global prices, are highly volatile and have shown a significant decreasing trend since the last quarter of 2000 until the year 2001 up to the date of this report. The decline in the sales prices of pulp and paper was mainly attributable to the oversupply in major international markets. The Company's and Subsidiaries' revenues and liquidity have been significantly affected, the consequences of which are described in paragraph three. The resolution to further improve the economic conditions depends on the fiscal, monetary and other measures that have been and will be undertaken by the Indonesian government, actions which are beyond the Company's and Subsidiaries' control. It is not currently possible to determine the effectiveness of management's plans and the future effects of the continuing adverse economic conditions on the Company's and Subsidiaries' liquidity and earnings including the effects flowing through from their customers, suppliers, creditors and stockholders.

Because of the matters referred to in paragraphs three to eleven, we are unable to express, and we do not express an opinion on the consolidated financial statements as of December 31, 2000 and for the year then ended referred to above.

In our opinion, based on our audit and the reports of the other auditors, the 1999 consolidated financial statements present fairly, in all material respects, the financial position of PT Indah Kiat Pulp & Paper Tbk and Subsidiaries as of December 31, 1999, and the results of their operations, changes in their stockholders' equity and their cash flows for the year then ended in conformity with generally accepted accounting principles in Indonesia.

PRASETIO, UTOMO & CO.
License No. 98.2.0024

Drs. Ruchiat Kosasih
License No. 98.1.0068

December 12, 2001

NOTICE TO READERS

The accompanying consolidated financial statements are intended to present the financial position, results of operations, changes in stockholders' equity and cash flows in accordance with accounting principles and practices generally accepted in Indonesia and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In United States Dollars, Unless Otherwise Stated)

	December 31, 2000	December 31, 1999
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (*Notes 2c, 2f, 2r, 3, 7 and 34*)		
Third parties	US$ 3,401,085	US$ 20,620,805
Related parties	796,664	8,281,627
Time deposits (*Notes 2c, 2f, 2r, 3 and 7*)		
Third parties	-	11,433,974
Related parties	-	230,956,860
Marketable securities (*Notes 2d, 2r and 4*)	-	1,659,863
Note receivable - net (*Notes 2e and 5*)	-	187,111,978
Accounts receivable - trade (*Notes 2f, 2g, 2h, 2r, 6, 7, 16, 32 and 34*)		
Third parties - net of allowance for doubtful accounts of US$ 413,093,646 in 2000 and nil in 1999	85,473,897	151,844,505
Related parties	219,288,222	557,605,539
Due from related parties (*Notes 2f, 2r, 7 and 34*)	5,969,971	15,066,840
Accounts receivable - others - net of allowance for doubtful accounts of US$ 225,075 in 2000 and nil in 1999 (*Notes 2r, 8, 12 and 34*)	18,330,947	15,043,904
Inventories (*Notes 2f, 2i, 7, 8, 16, 33 and 38*)	305,639,652	263,651,706
Advances to suppliers and others (*Notes 2f, 7 and 9*)		
Third parties	80,748,940	170,050,154
Related parties	14,977,846	24,752,622
Prepaid expenses and taxes (*Notes 2f, 2j, 7 and 10*)	13,563,708	25,220,187
Other current assets (*Notes 2c, 2r, 3, 16 and 34*)	54,244,779	-
Total Current Assets	802,435,711	1,683,300,564
NON-CURRENT ASSETS		
Accounts receivable - trade - related parties (*Notes 2f, 2g, 2h, 2r, 6, 7 and 34*)	290,772,833	-
Due from related parties (*Notes 2f, 2r, 7 and 34*)	4,818,331	-
Advances to related party (*Notes 2f, 7 and 38*)	261,320,722	-
Investments in shares of stock (*Notes 2f, 2k, 7, 11 and 38*)	3,661,238	3,386,842

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(In United States Dollars, Unless Otherwise Stated)

	December 31,			
	2000		1999	
Property, plant and equipment (*Notes 2f, 2l, 2m, 2n, 2p, 7, 12, 19, 20, 21 and 35*)				
Carrying Value	US$	4,790,696,022	US$	4,470,922,246
Accumulated Depreciation	(	867,176,098)	(	683,106,820)
Net Book Value		3,923,519,924		3,787,815,426
Other assets				
Advances for purchases of property and equipment (*Notes 2f, 7 and 13*)				
Third parties		296,650,314		389,892,153
Related party		115,285,948		-
Assets not used in operations (*Notes 2p, 15 and 19*)		38,322,185		70,858,200
Deferred loss on sale and leaseback transactions - net (*Notes 2f, 2n, 7, 12 and 21*)		6,087,565		6,371,572
Refundable deposits (*Notes 2f, 2r, 7 and 34*)		2,459,143		2,386,829
Claims for tax refund (*Note 14*)		-		4,630,426
Others (*Note 2l*)		873,280		306,114
Total Non-Current Assets		4,943,771,483		4,265,647,562
TOTAL ASSETS	US$	5,746,207,194	US$	5,948,948,126

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(In United States Dollars, Unless Otherwise Stated)

	December 31,	
	2000	1999
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term loans payable - net		
(*Notes 2f, 2h, 2r, 6, 7, 16, 32, 34, 35 and 38*)		
Third parties - net	US$ 366,477,932	US$ 144,019,710
Related parties	145,881	59,895,031
Accounts payable - trade (*Notes 2f, 2r, 7, 17 and 34*)		
Third parties	128,438,672	119,575,611
Related parties	7,340,026	12,224,691
Due to related parties (*Notes 2f, 2r, 7, 33 and 34*)	35,766,038	20,033,065
Accounts payable - others (*Notes 2r, 2s, 31 and 34*)	7,603,043	29,331,692
Accrued expenses (*Notes 2f, 2r, 7, 34 and 37*)	242,786,790	137,130,098
Taxes payable (*Notes 2r, 2t, 18 and 34*)	2,702,748	2,977,172
Current maturities of long-term debt		
Notes and bonds payable - net		
(*Notes 2f, 2m, 2o, 2r, 7, 12, 19, 34, 35 and 40*)		
Third parties	1,469,651,073	531,703,245
Bank and supplier loans payable - net		
(*Notes 2f, 2m, 2o, 2r, 7, 12, 20, 34, 35 and 40*)		
Third parties	761,502,846	242,336,967
Related party	283,530,650	-
Obligations under capital lease		
(*Notes 2f, 2n, 2r, 7, 12, 21, 34, 35 and 38*)		
Third parties	2,902,210	5,952,400
Related party	802,901	1,070,534
Total Current Liabilities	3,309,650,810	1,306,250,216
NON-CURRENT LIABILITIES		
Deferred tax liabilities - Net		
(*Notes 2r, 2t, 18 and 34*)	60,423,513	18,207,961
Long-term debt - Net of Current Maturities		
Notes and bonds payable - net		
(*Notes 2m, 2o, 2r, 12, 19 and 40*)		
Third parties	-	1,180,346,345
Bank and supplier loans payable - net		
(*Notes 2f, 2m, 2o, 2r, 7, 12, 20 and 40*)		
Third parties	-	663,800,143

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(In United States Dollars, Unless Otherwise Stated)

	December 31, 2000		December 31, 1999	
Obligations under capital lease (*Notes 2f, 2n, 2r, 7, 12 and 21*)				
Third parties	US$	-	US$	1,652,400
Related party		-		802,901
Total Non-Current Liabilities		60,423,513		1,864,809,750
STOCKHOLDERS' EQUITY				
Common stock - Rp 1,000 par value per share				
Authorized common shares - 20,000,000,000 shares				
Issued and fully paid common shares - 5,470,981,977 shares in 2000 and 5,469,502,300 shares in 1999 (*Notes 2f, 2u, 7, 16, 19, 20, 22 and 35*)		2,189,015,511		2,188,836,403
Additional paid-in capital - net (*Notes 2o, 2u and 22*)		5,807,836		5,833,998
Unrealized holding gain on available-for-sale securities (*Notes 2d and 4*)		-		1,225,316
Retained earnings		181,309,524		581,992,443
Total Stockholders' Equity		2,376,132,871		2,777,888,160
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	US$	5,746,207,194	US$	5,948,948,126

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In United States Dollars, Unless Otherwise Stated)

	For The Years Ended December 31,	
	2000	1999
NET SALES (*Notes 2f, 2q, 2w, 7, 23 and 30*)	US$ 1,544,274,661	US$ 1,311,521,087
COST OF GOODS SOLD (*Notes 2f, 2l, 2q, 7,24 and 37*)	1,011,721,562	768,719,490
GROSS PROFIT	532,553,099	542,801,597
OPERATING EXPENSES (*Notes 2f, 2l, 2q, 7, 25 and 37*)		
Selling	107,705,051	82,184,916
General and administrative	36,693,069	26,838,955
Total Operating Expenses	144,398,120	109,023,871
INCOME FROM OPERATIONS (*Notes 2w and 30*)	388,154,979	433,777,726
OTHER INCOME (CHARGES)		
Gain (loss) on foreign exchange - net (*Notes 2m, 2r, 2s, 12, 27 and 31*)	43,271,332	(119,470,751)
Interest income (*Notes 2c, 2e, 2f, 3, 5 and 7*)	33,177,857	41,412,291
Provision for doubtful accounts (*Notes 2g, 2h, 6, 32 and 35*)	(413,318,721)	-
Interest expense (*Notes 2f, 2m, 2n, 7, 12, 16, 19, 20, 21 and 26*)	(282,863,904)	(181,518,564)
Assets write-off (*Notes 2p, 15 and 19*)	(32,536,015)	(148,617,303)
Others - net (*Notes 2d, 2f, 2h, 2i, 2k, 2l, 2n, 2o, 4, 7, 8, 11 and 28*)	(94,049,477)	(25,056,263)
Other Charges - Net	(746,318,928)	(433,250,590)
INCOME (LOSS) BEFORE TAX EXPENSE (INCOME)	(358,163,949)	527,136
TAX EXPENSE (INCOME) (*Notes 2t and 18*)		
- Current year	303,418	250,627
- Deferred	42,215,552	(3,750,173)
Total Tax Expense (Income)	42,518,970	(3,499,546)
NET INCOME (LOSS)	(US$ 400,682,919)	US$ 4,026,682
BASIC EARNINGS (LOSS) PER SHARE (*Notes 2v, 22 and 29*)	(US$ 0.073)	US$ 0.001
DILUTED EARNINGS (LOSS) PER SHARE (*Notes 2v, 22 and 29*)	(US$ 0.073)	US$ 0.001

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In United States Dollars, Unless Otherwise Stated)

	For The Years Ended December 31, 2000 And 1999				
	Issued And Fully Paid Capital (US$)	Additional Paid-in Capital - Net (US$)	Unrealized Holding Gain on Available-for-sale Securities (US$)	Retained Earnings (US$)	Total Stockholders' Equity (US$)
Balance, January 1, 1999	2,166,747,282	10,132,702	-	577,965,761	2,754,845,745
Exercise of warrants I (*Notes 2u and 22*)	1,955,638	(1,094,869)	-	-	860,769
Exercise of warrants II (*Notes 2u and 22*)	20,133,483	-	-	-	20,133,483
Reclassification of deferred charges - stock issuance costs (*Note 2o and 40*)	-	(3,203,835)	-	-	(3,203,835)
Unrealized holding gain on available-for-sale securities (*Notes 2d and 4*)	-	-	1,225,316	-	1,225,316
Net income	-	-	-	4,026,682	4,026,682
Balance, December 31, 1999	2,188,836,403	5,833,998	1,225,316	581,992,443	2,777,888,160
Exercise of warrants I (*Notes 2u and 22*)	138,014	(26,162)	-		111,852
Exercise of warrants II (*Notes 2u and 22*)	41,094	-	-	-	41,094
Realized holding gain on available-for-sale securities (*Notes 2d and 4*)	-	-	(1,225,316)	-	(1,225,316)
Net loss	-	-	-	(400,682,919)	(400,682,919)
Balance, December 31, 2000	2,189,015,511	5,807,836	-	181,309,524	2,376,132,871

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars, Unless Otherwise Stated)

	For The Years Ended December 31,	
	2000	1999 As Restated (see Note 2a)
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	US$ 1,455,212,333	US$ 1,225,573,814
Cash payments to suppliers and employees	(840,867,722)	(653,778,600)
Cash provided by operating activities	614,344,611	571,795,214
Receipts from:		
Interests	21,039,244	43,310,856
Claims for tax refund	6,598,859	2,648,117
Payments for:		
Interests and other financial charges	(282,071,825)	(306,154,265)
Taxes	(12,514,686)	(2,961,621)
Net Cash Flows Provided by Operating Activities	347,396,203	308,638,301
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in time deposits	242,390,834	(219,065,728)
Proceeds from note receivable	200,000,000	-
Decrease in advances for purchases of property and equipment	22,078,308	238,855,847
Decrease in due from related parties	4,278,538	660,711
Proceed from sale of marketable securities	1,814,578	-
Proceeds from sales of property, plant and equipment	78,926	3,918,078
Increase in advances to related party	(261,320,722)	-
Additions in property, plant and equipment and construction in progress	(146,186,956)	(409,270,410)
Increase in other current assets	(54,244,779)	-
Decrease (increase) in other assets	(296,234)	7,838,856
Addition in deferred charges - landrights	(275,313)	-
Increase in refundable deposits	(72,314)	(157,763)
Addition in investments in shares of stock	(1,900)	-
Increase in assets not used in operations	-	(8,553,003)
Net Cash Flows Provided by (Used in) Investing Activities	8,242,966	(385,773,412)

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In United States Dollars, Unless Otherwise Stated)

	For The Years Ended December 31,	
	2000	1999 As Restated (see Note 2a)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term notes and bonds payable - net	US$ 316,000,000	US$ 122,017,624
Net increase in short-term loans payable - net	44,011,624	100,036,296
Proceeds from long-term bank and supplier loans payable - net	24,640,775	-
Increase in due to related parties	15,732,973	11,119,736
Proceeds from warrants exercise	152,946	20,994,252
Payments of long-term bank and supplier loans payable and notes and bonds payable	(774,891,488)	(237,604,304)
Payments of obligations under capital lease	(5,990,682)	(7,022,937)
Net Cash Flows Provided by (Used In) Financing Activities	(380,343,852)	9,540,667
NET DECREASE IN CASH AND CASH EQUIVALENTS	(24,704,683)	(67,594,444)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	28,902,432	96,496,876
CASH AND CASH EQUIVALENTS AT END OF YEAR	US$ 4,197,749	US$ 28,902,432
ACTIVITIES NOT AFFECTING CASH FLOWS		
Incurrence of long-term loans payable due to discounting transactions	US$ 258,974,876	US$ -
Acquisition of assets through loans payable	211,442,287	82,223,694
Capitalized foreign exchange gain in construction in progress	1,223,752	-
Acquisition of assets under capital lease through the incurrence of obligations under capital lease	218,073	-
Issuance of notes payable and other payables for asset acquisition	-	135,000,000

See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

(In United States Dollars, Unless Otherwise Stated)

1. GENERAL

a. The Company's Establishment

PT Indah Kiat Pulp & Paper Tbk (the Company) was established in the Republic of Indonesia under the framework of the Foreign Capital Investment Law No. 1 of 1967, based on the Notarial Deed No. 68 dated December 7, 1976 of Ridwan Suselo, S.H. Its Articles of Association was approved by the Ministry of Justice in its decision letter No. Y.A.5/50/2 dated February 9, 1978, and published in Supplement No. 172 of State Gazette No. 18 dated March 3, 1978. The Company's Articles of Association have been amended several times, wherein the last amendment was covered by Notarial Deed No. 141 dated June 30, 1998 of Linda Herawati, S.H., regarding the change in the Company's name and Articles of Association to conform with the Capital Market Supervisory Agency's decision letter No. Kep-13/PM/1997 dated April 30, 1997 regarding Articles of Association for Companies which Conduct Public Offering for Equity Securities and Public Companies, which has been approved by the Ministry of Justice in its letter No. C-2701 HT.01.04.Th.99 dated February 12, 1999 and published in Supplement No. 7966 of State Gazette No. 103 dated December 12, 2000 (see Note 22).

Based on the revised Article 3 of the Company's Articles of Association, the Company is engaged in the manufacture of pulp and paper (including special port handling), trading, mining and forestry. The Company is currently engaged in the manufacture and sales of pulp, paper and packaging products for local and export markets and special port handling. The Company is domiciled in Jakarta with its head office located at Jalan M.H. Thamrin, Jakarta and its plants are located in Tangerang and Serang, West Java and Perawang, Riau. The Company started its commercial operations in 1978.

b. Public Offering of the Company's Shares

In 1990, the Company made a public offering of its 60,000,000 shares with a nominal value of Rp 1,000 per share through the stock exchanges in Indonesia at the offering price of Rp 10,600 per share. During 1996 and 1997, the Company has offered several rights issue whereby the shares were also listed in the same stock exchanges. As of December 31, 2000 and 1999, the Company has listed 5,470,981,977 shares and 4,813,959,275 shares, respectively, in the Jakarta and Surabaya Stock Exchanges.

The Company and several Subsidiaries have also listed their Guaranteed Secured Notes Due 2002 and 2006 totaling US$ 350 million and their Guaranteed Senior Notes Due 2007 of US$ 600 million in the Luxembourg Stock Exchange. All these notes were registered with the U.S. Securities and Exchange Commission. The Company has also listed its Indah Kiat I 1999 Bonds of Rp 1 trillion in the Surabaya Stock Exchange (see Note 19).

c. Structure of the Company and its Subsidiaries

The Company is indirectly controlled by Asia Pulp & Paper Company Ltd. (APP), Singapore. APP is the main stockholder of PT Purinusa Ekapersada while the latter is the Company's main stockholder with ownership interest of 52.47% as of December 31, 2000 (see Note 22). APP and its Subsidiaries are engaged in the manufacture and sales of pulp, paper and packaging products.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

The consolidated financial statements include the accounts of the Company and its wholly-owned operating Subsidiaries, consisting of:

Subsidiaries	Scope of Activities	Date of Establishment	Domicile, Year Commercial Operations Started	Percentage of Ownership		Total Assets in Thousands US$	
				2000	1999	2000	1999
Indah Kiat International Finance Company B.V.[1] (IK Finance BV)	Financing Company	March 11, 1994	The Netherlands, 1994	100%*	100%	505,179	1,007,857
Indah Kiat Finance Mauritius Limited[1] (IK Mauritius)	Financing Company	June 16, 1997	Mauritius, 1997	100	100	618,292	731,196
Indah Kiat Finance (II) Limited (IKF II)[2]	Financing Company	May 8, 1998	Mauritius, 1999	100	100	2	100,213
Indah Kiat Finance (III) Limited (formerly Earlshall Company Ltd.)[1] (IKF III)	Financing Company	June 24, 1998	Mauritius, 2000	100	-	448,723	-
Indah Kiat Finance (IV) Mauritius Limited (formerly Redhill Investments Ltd.)[2] (IKF IV)	Financing Company	June 22, 1998	Mauritius, 2000	100	-	114,263	-
Indah Kiat Finance (V) Mauritius Limited[2] (IKF V)	Financing Company	March 28, 2000	Mauritius, 2000	100	-	2	-
Indah Kiat Finance (VI) Mauritius Limited[2] (IKF VI)	Financing Company	March 29, 2000	Mauritius, 2000	100	-	2	-
Indah Kiat Finance (VIII) Mauritius Limited[2] (IKF VIII)	Financing Company	June 15, 2000	Mauritius, 2000	100	-	55,519	-
IK Trading Limited[1] (IK Trading)	Distributor	September 29, 1997	Cayman Islands, 2000	100	-	57,399	-
Indah Kiat Trading (II) Limited[1] (IK Trading II)	Distributor	August 31, 1998	Cayman Islands, 2000	100	-	4,446	-

* Unaudited
1 Limited liability company
2 Public company with limited liability

The scope of activities of the financing company Subsidiaries is primarily in the business of issuing debt and obtaining loans to finance the Company's operations while the distributor Subsidiaries are primarily engaged in the business of goods trading to assist the Company's goods distribution.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

The consolidated financial statements do not include the accounts of the following dormant Subsidiaries:

Subsidiaries	Scope of Activities	Date of Establishment	Domicile	Percentage of Ownership	
				2000	1999
Indah Kiat Finance (VII) Mauritius Limited [2]	Dormant	April 27, 2000	Mauritius	100.0%*	-
IK Trading (III) Limited [1]	Dormant	December 14, 1999	Cayman Islands	100.0*	-
IK Trading (IV) Limited [1]	Dormant	June 13, 2000	Cayman Islands	100.0*	-
APPIK International Trading Limited (formerly Bucon Investments Limited)[1]	Dormant	April 20, 1993	British Virgin Islands	100.0*	-
Kaisen Limited [1]	Dormant	November 9, 2000	Cayman Islands	100.0*	-
PT Graha Kemasindo Indah [1]	Dormant	October 23, 1995	Jakarta	99.5*	-

* Unaudited
1 Limited liability company
2 Public company with limited liability

Since the date of their establishment up to December 12, 2001, the above Subsidiaries have been dormant and have no transactions.

d. Employees, Directors and Commissioners

Based on the stockholders' annual general meeting on June 19, 2000 covered by Notarial Deed No. 47 of Linda Herawati, S.H., the members of the Company's boards of commissioners and directors are as follows:

Commissioners		Directors	
1. Eka Tjipta Widjaja	- President Commissioner	1. Teguh Ganda Wijaya	- President Director
2. Ukichi Inomata	- Vice President Commissioner	2. Muktar Widjaja	- Vice President Director
3. Yue Yao Liu	- Vice President Commissioner	3. Franky Oesman Widjaja	- Vice President Director
4. Djafar Widjaja	- Vice President Commissioner	4. Chen Wang Chi	- Vice President Director
5. Samuel Bonsajang	- Commissioner	5. Hsu Cha Ming	- Vice President Director
6. Indra Widjaja	- Commissioner	6. Hendra Jaya Kosasih	- Vice President Director
7. Suresh Kilam	- Commissioner	7. Njauw Kwet Meen	- Director
8. Sukmawati Widjaja	- Commissioner	8 Ong Piet Tjing	- Director
9. Ho Show Chung	- Commissioner		
10. Gandi Sulistiyanto Suherman	- Commissioner		
11. Su Meng Huei	- Commissioner		
12. Kuo Cheng Shyong	- Commissioner		

Salaries and other compensation benefits of the Company's and Subsidiaries' directors and commissioners amounted to approximately US$ 281,496 (Rp 2,443,100,775) in 2000. As of December 31, 2000, the Company has a total of 20,686 permanent employees (unaudited).

(In United States Dollars, Unless Otherwise Stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Basis of Consolidated Financial Statements*

The consolidated financial statements have been prepared following the accounting principles generally accepted in Indonesia.

These consolidated financial statements also include the disclosures and accounts presentation required under the Statements of Financial Accounting Standards (PSAK) issued by the Indonesian Institute of Accountants (IAI) which is effective on or after January 1999 and under the Capital Market Supervisory Agency's (Bapepam) decision letter issued on March 13, 2000 which is effective thereafter.

The consolidated financial statements have been prepared on accrual basis, except for the statements of cash flows and on historical cost basis of accounting, except for certain assets as discussed in this note which are valued at a basis other than cost.

Effective January 1, 1998, the Company and Subsidiaries adopted U.S. Dollars as its functional currency, in accordance with the criteria stated in PSAK No. 52, "Reporting Currency". PSAK No. 52 is effective for financial statements covering the reporting period on or after January 1, 2000 and earlier application is recommended. The Company decided for an earlier application of PSAK No. 52. The Company believes that the change in its functional currency to U.S. Dollars has enabled its financial results and relationships to be measured with more relevance and reliability.

The consolidated statements of cash flows present receipts and disbursements of cash and cash equivalents classified into operating, investing and financing activities. Prior to January 1, 2000, cash flows from operating activities were presented using the indirect method. Effective January 1, 2000, cash flows from operating activities are presented using the direct method, in accordance with Bapepam's decision letter No. Kep-06/PM/2000 dated March 13, 2000 on the Amendment of Rule No. VIII.G.7 regarding the Guidelines in the Presentation of Financial Statements. For comparative purposes, the consolidated statement of cash flows for the year ended December 31, 1999 was restated.

b. *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and Subsidiaries owned directly or indirectly at more than 50% as mentioned in Note 1.

All significant intercompany accounts and transactions have been eliminated.

c. *Cash Equivalents, Time Deposits and Other Current Assets*

Time deposits with maturities of three months or less at the time of placement and not pledged as collateral for loans are classified as "Cash Equivalents", and those with maturities of more than three months but not more than one year are classified as "Time Deposits". Cash in banks and time deposits pledged as collateral for loans with short-term maturities are classified as "Other Current Assets".

d. *Marketable Securities*

Prior to 1999, marketable equity securities consisting of publicly-traded equity securities bought and held principally for the purpose of selling in the near term, were stated at the lower of aggregate cost or market value. The cost of equity securities sold was computed using the moving-average method.

Effective January 1, 1999, in accordance with PSAK No. 50, "Accounting for Certain Investments in Securities", marketable equity securities which are classified as available-for-sale are stated at fair value. The unrealized gains or losses arising from these fair value adjustments are reflected as a component of stockholders' equity and credited or charged to income upon realization.

e. *Note Receivable*

Note receivable is classified as held-to-maturity securities in accordance with PSAK No. 50 and stated at cost net of unamortized premium or discount. Premium or discount is amortized using straight-line method over the note receivable period.

f. *Transactions with Related Parties*

The Company and Subsidiaries have transactions with certain parties who have related party relationships as defined under PSAK No. 7, "Related Party Disclosures".

All significant transactions with related parties, whether or not consummated under the same terms and conditions as those with non-related parties, are disclosed in the notes to the consolidated financial statements.

g. *Accounts Receivable*

Receivables are stated at its net realizable value. Allowance for doubtful accounts is provided, based on a review of the status of the individual receivable accounts as appropriate. In 2000, accounts receivable balances are presented net of quality claims, price discounts and reimbursements of expenses (see Notes 6, 7, 23 and 28).

h. *Receivables Discounting (Factoring)*

Export sales receivables discounted (factored) without recourse are recognized as sale of receivables for accounting purposes. The difference between the book value of receivables transferred and proceeds received plus retention is recognized as "Other Charges - Financial Charges" in the consolidated statements of income. As the risk on collectibility has been transferred, allowance for doubtful receivables is not necessary. Export sales receivables discounted (factored) with recourse are recognized as related liabilities. The difference between the book value of receivables transferred and proceeds received plus retention is recognized as interest during the discounting (factoring) period. The unamortized portion is presented as contra account to the related liabilities. As the risk on collectibility has not been transferred, the receivables are presented at net realizable value with allowance for doubtful accounts.

i. *Inventories*

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. The net realizable value is determined based on the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. Allowance for obsolete and slow-moving inventories is provided, if any, based on a review of the conditions of the inventories as appropriate.

j. *Prepaid Expenses*

Prepaid expenses are charged to operations over the periods benefited.

(In United States Dollars, Unless Otherwise Stated)

k. *Investments in Shares of Stock*

Investment in shares of stock wherein the Company has ownership interest of 20% to 50% is accounted for under the equity method. Under this method, the cost of the investment is adjusted for the Company's share in the net earnings or losses of the investee proportionate with its percentage of ownership.

Investments wherein the Company has an ownership interest of less than 20% are carried at cost (cost method).

l. *Property, Plant and Equipment*

Property, plant and equipment are stated at cost less accumulated depreciation, except for certain assets used in operations and acquired up to September 12, 1986 which were revalued in accordance with Government Regulation No. 45 of 1986. These assets are stated at revalued amounts less accumulated depreciation. Prior to the change in the Company's reporting currency to its functional currency, assets acquired up to December 31, 1992 (except non-building assets with estimated useful life of 4 years or less) were revalued in 1997. In relation to the adoption of PSAK No. 52 in 1998 and remeasurement of prior years' financial statements, the revaluation increment has been recognized only for tax reporting purposes.

Depreciation on the following assets is computed on the straight-line method based on their estimated useful lives as follows:

	Years
Land improvements	12 - 20
Buildings	11 - 20
Machinery	25
Transportation equipment, furniture, office fixtures and other equipment	5

In accordance with PSAK No. 47, "Accounting for Land", land acquisitions are stated at acquisition cost and not amortized. Expenses incurred in relation to the acquisition or renewal of landrights after January 1, 1999 are deferred and amortized over the period of landrights or land estimated useful lives, whichever is shorter. The balance is presented under "Other Assets - Others" in the consolidated balance sheets. Prior to January 1, 1999, land acquisition cost included expenses in relation to the acquisition or renewal of landrights and were not amortized.

The accumulated cost of assets under construction or installation is presented as construction in progress under the property, plant and equipment account. When the facilities are substantially complete and are ready for their intended use, the accumulated cost is reclassified to the related items of property, plant and equipment.

The cost of maintenance and repairs are charged to income as incurred; significant renewals and betterments are capitalized. When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income or expense for the year.

(In United States Dollars, Unless Otherwise Stated)

m. *Capitalization of Borrowing Costs*

In accordance with the revised PSAK No. 26 (1997 revision), "Borrowing Costs", interest charges, foreign exchange differences on borrowings and other costs incurred to finance the construction or installation of the property, plant and equipment are capitalized. Capitalization of these borrowing costs ceases when the construction or installation is substantially complete and the property, plant and equipment are ready for their intended use.

n. *Leases*

Lease transactions are accounted for under the capital lease method when all the required capitalization criteria under PSAK No. 30, "Accounting for Lease Transactions" are met. Otherwise, leases are accounted for under the operating lease method. Assets and obligations under capital lease are recorded based on the present value of the lease payments at the beginning of the lease term plus residual value (option price) to be paid at the end of the lease period. Assets under capital lease are presented under the property, plant and equipment account. Depreciation is computed on the straight-line method over the estimated useful lives of the leased assets similar with the assets acquired under direct ownership.

Gain or loss arising from the sale and leaseback transactions was deferred and is being amortized proportionate with the amortization expense of the assets being leased under the straight-line method and is presented under "Deferred Loss on Sale and Leaseback Transactions" in the consolidated balance sheets.

o. *Deferred Charges*

Prior to January 1, 2000, expenses incurred in connection with the initial public offering of the Company's shares as well as expenses incurred in relation to the limited offerings (rights issues) (stock issuance costs) and expenses incurred in connection with the issuance of long-term notes payable, bonds payable and loans payable (loans issuance costs) were presented as "Deferred Charges" as part of other assets. The stock issuance costs were deferred and amortized using the straight-line method over 5 years while the loan issuance cost were deferred and amortized using the straight-line method over their respective periods.

Effective January 1, 2000, stock issuance costs are presented as deduction from "Additional Paid-in Capital - Net" as part of the stockholders' equity section in the consolidated balance sheet in accordance with Bapepam's decision letter No. Kep-06/PM/2000 dated March 13, 2000. Loans issuance costs are deducted directly from the loan proceeds. The difference between the net proceeds and the nominal value is recorded as discount or premium and amortized over the periods of the loans. As a result of this change, the Company's prior years' balance of deferred stock and loan issuance costs have been reclassified to present comparative information (see Notes 19, 20, 22 and 40).

p. *Impairment of Asset Values*

Based on PSAK No. 48, "Impairment of Asset Values", for impairment of asset values occurring on or after January 1, 2000, property, plant and equipment and other non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the current year statement of income. The recoverable amount is the higher of the asset net selling price and value in use.

(In United States Dollars, Unless Otherwise Stated)

The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction net of the related expenses. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if not possible, for the cash-generating unit (see Note 12).

q. *Revenue and Expense Recognition*

Domestic sales are recognized when the title passes to the customer which is either upon delivery or, in the case of finished products held at the request of the customers, upon invoicing. Export sales are recognized upon the delivery of the goods to the customers (f.o.b. shipping point). Sales are presented net of value-added tax, sales returns, quality claims and price discounts.

Expenses are recognized when incurred (accrual basis).

r. *Foreign Currency Transactions and Balances*

Transactions involving currencies other than US dollars, including the transactions of the Subsidiaries outside Indonesia, which are integral parts of the Company, are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in currencies other than US dollars are restated to U.S. Dollars to reflect the rates of exchange prevailing at such date, whereby the exchange rates used for significant foreign currency transactions were US$ 1 = JP¥ 114.81, US$ 1 = DEM 2.1 and US$ 1 = Rp 9,595 as of December 31, 2000 and US$ 1 = JP¥ 102.20, US$ 1 = DEM 1.94 and US$ 1 = Rp 7,100 as of December 31, 1999. The resulting gains or losses are credited or charged to current operations except those capitalized in construction in progress.

s. *Financial Instruments*

Gains or losses on outstanding forward foreign exchange contracts and currency swaps used for hedging purposes are computed by revaluing the unmatured contracts at the exchange rate prevailing at yearend and are charged to operations to match against the exchange differences on the underlying foreign currency exposures being hedged. The premium or discount arising on these foreign exchange contracts is recognized in the statements of income over the period of the hedge.

The Company adopts the mark to market method of accounting for transactions in derivative financial instruments, which are not determined to be effective hedges and which results in recognizing gains or losses in the period in which they occur (see Note 39a).

t. *Tax Expense (Income)*

Prior to January 1, 1999, provision for income tax was determined on the basis of estimated taxable income for the year. No deferred tax was provided for temporary differences in the recognition of income and expenses for financial reporting and income tax purposes.

Effective January 1, 1999, the Company applied deferred tax method to determine the tax expense (income) in accordance with PSAK No. 46, "Accounting for Income Taxes". Deferred taxes are recognized to reflect the tax effects on temporary differences between the financial and tax bases of assets and liabilities and accumulated tax loss. Valuation allowance is recorded to reduce deferred tax assets to that portion that is expected to more likely than not be realized.

The Subsidiaries have not yet applied deferred tax method. The effects of applying deferred tax method by the Subsidiaries are deemed not material.

The Company maintains accounting records in Indonesian Rupiah for corporate income tax purposes.

u. Warrants

Detachable warrants were issued together with the shares of stock and can be traded separately from such shares of stock. In accordance with PSAK No. 41, "Accounting for Warrants", the funds received from the exercise of warrants and the amount allocated as fair value of such warrants are recorded as Paid-up Capital and Additional Paid-in Capital (or as a deduction from additional paid-in capital if exercised below the share par value).

v. Earnings (Loss) Per Share

Prior to 1999, basic net income (loss) per share was computed by dividing the residual net income (loss) for the year attributable to ordinary stockholders by the weighted average number of ordinary shares outstanding during the year after giving effect to the rights issue and exercise of dilutive warrants. Diluted net income (loss) per share was computed after making the necessary adjustments to the weighted average number of ordinary shares outstanding assuming the full exercise of warrants at the time of issuance.

Effective January 1, 1999, the Company decided for an earlier application of PSAK No. 56, "Earnings per Share". The application of this standard did not change the earnings per share computation method that has been used by the Company which is the same with that of PSAK No. 56 (see Note 29).

w. Segment

For management purposes, business segments are reported by the Company by geography and industry segments. The geographical segment is presented based on the market of the Company's products. The industry segment is presented based on the kinds of products. Financial information on geographical and industry segments are presented in Note 30 (see also Note 39c).

3. CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND OTHER CURRENT ASSETS

Cash and cash equivalents, time deposits and other current assets consist of:

	2000	1999
Cash on hand and in banks		
Cash on hand (US$ 21,027 and Rp 928,929,462 in 2000 and US$ 71,704 and Rp 3,669,401,884 in 1999)	US$ 117,841	US$ 588,521

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

	2000	1999
Cash in banks		
Third parties		
PT Bank Lippo Tbk (US$ 1,177 and Rp 5,799,398,236 in 2000 and US$ 3,600 and Rp 370,651,478 in 1999)	US$ 605,596	US$ 55,805
The Hongkong and Shanghai Banking Corporation Limited, Jakarta (US$ 142,294 and Rp 3,173,255,089 in 2000 and US$ 380,435 and Rp 18,301,037 in 1999)	473,014	383,013
PT Bank Fuji International Indonesia (formerly PT Fuji Bank International Indonesia) (US$ 184,093, JP¥ 466,266 and Rp 2,227,195,814)	420,274	-
PT Bank Mandiri (Persero) (US$ 367,125 and Rp 343,956,579 in 2000 and US$ 57,365 and Rp 103,207,312 in 1999)	402,972	71,902
Standard Chartered Bank, Jakarta (US$ 22,510 and Rp 1,249,123,041 in 2000 and US$ 2,926,947 and Rp 238,020,000 in 1999)	152,695	2,960,471
Bank of America, Jakarta (US$ 70,054 and Rp 370,965,011 in 2000 and US$ 283,316 and Rp 385,978,869 in 1999)	108,717	337,679
Others (US$ 463,186, Rp 6,563,511,634 and NLG 214,533 in 2000 and US$ 254,476, Rp 516,233,923 and NLG 492,177 in 1999)	1,237,817	551,640
Total	3,401,085	4,360,510
Related parties		
PT Bank Internasional Indonesia Tbk (US$ 4,722, JP¥ 348,561 and Rp 5,867,630,560 in 2000 and US$ 2,137,719 and Rp 5,094,983,421 in 1999)	619,169	2,855,312

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

	2000		1999	
PT Bank Fuji International Indonesia (formerly PT Fuji Bank International Indonesia) (US$ 496,100, JP¥ 24,985,583 and Rp 4,853,620,312)	US$	-	US$	1,424,197
Others (US$ 25,822 and Rp 324,617,395 in 2000 and US$ 15,206, Rp 567,442 and JP¥ 280,268 in 1999)		59,654		18,038
		678,823		4,297,547
Cash equivalents				
Unrestricted time deposits				
Third parties				
PT Bank Dagang Negara		-		10,099,886
The Hongkong and Shanghai Banking Corporation Limited		-		5,198,791
PT Bank Negara Indonesia (Persero) Tbk (Rp 6,827,489,483)		-		961,618
Total		-		16,260,295
Related parties				
PT Bank Fuji International Indonesia (formerly PT Fuji Bank International Indonesia) (US$ 1,846,263 and Rp 11,000,000,000)		-		3,395,559
Total Cash and cash equivalents	US$	4,197,749	US$	28,902,432
Third parties	US$	3,401,085	US$	20,620,805
Related parties	US$	796,664	US$	8,281,627
Time deposits				
Third parties				
PT Bank Dagang Negara	US$	-	US$	3,678,840
Others		-		7,755,134
Total	US$	-	US$	11,433,974

(In United States Dollars, Unless Otherwise Stated)

	2000		1999	
Related parties				
BII Bank Limited, Cook Islands (previously disclosed as PT Bank Internasional Indonesia Tbk, Cook Islands Branch) (US$ 198,902,413 and Rp 2,874,733,250)	US$	-	US$	199,307,305
PT Bank Fuji International Indonesia, Jakarta (formerly PT Fuji Bank International Indonesia)		-		31,649,555
Total	US$	-	US$	230,956,860
Other current assets				
Cash in banks - Third parties	US$	37,690,380	US$	-
Time deposits - Third parties (US$ 14,776,553 and Rp 17,058,582,124)		16,554,399		-
Total Other Current Assets	US$	54,244,779	US$	-

As of December 31, 2000, the above other current assets were pledged as collateral under credit facilities from PT Bank Fuji International Indonesia (formerly PT Fuji Bank International Indonesia), PT Bank Mandiri (Persero), The Hongkong and Shanghai Banking Corporation Limited, and PT Bank Central Asia Tbk and under the bank guarantee from PT Bank Negara Indonesia (Persero) Tbk. The loan agreements provide that the banks have the right to debit/offset the Company's account balance in the event of default. As of December 31, 2000, the Company was in technical default under the loan covenants (see Note 16).

Annual interest rates from time deposits (classified as cash equivalents, time deposits and other current assets) are as follows:

	2000	1999
Rupiah	8.0% - 40.5%	8.8% - 61.0%
U.S. Dollars	3.0% - 8.0%	2.8% - 14.0%

4. MARKETABLE SECURITIES

As of December 31, 1999, this account consists of 279,000 shares of stock of Hokuetsu Paper Mills, Ltd., Japan, which are traded in the stock exchanges in Japan. Effective January 1, 1999, in accordance with the adoption of PSAK No. 50, the Company's marketable securities, classified as available-for-sale, are stated at market value at US$ 1,659,863 (JP¥ 169,632,000) with unrealized holding gain on available-for-sale securities amounting to US$ 1,225,316 presented as part of stockholders' equity in the consolidated balance sheet as of December 31, 1999. The securities were sold on December 12, 2000 at the proceeds of US$ 1,814,578 and realized gain from the sale of US$ 1,380,031.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

5. NOTE RECEIVABLE - NET

This account consists of short-term note receivable as follows:

		1999
Global Secured Assets Ltd., Singapore	US$	200,000,000
Less: unamortized discount	(	12,888,022)
Total	US$	187,111,978

This note receivable had a face value of US$ 200 million and earned annual effective interest rates of 6.682% in 2000 and 7.0818% in 1999. The note receivable has matured in 2000.

The total interest income earned from this note receivable amounted to US$ 13 million each in 2000 and 1999.

6. ACCOUNTS RECEIVABLE - TRADE CURRENT AND NON-CURRENT ASSETS

Accounts Receivable - Trade consists of:

		2000		1999
Export - net of quality claims and price discounts of US$ 122,270,458 and reimbursements of expenses of US$ 48,858,650 in 2000 and nil in 1999	US$	789,279,772	US$	502,596,478
Related parties				
Non-current - reclassification (see Note 7(2))	(	290,772,833)		-
Current (see Note 7(1))		-	(	351,281,205)
Current export - Third parties - net		498,506,939		151,315,273
Allowance for doubtful accounts	(	413,062,876)		-
Net export - Third parties		85,444,063		151,315,273
Domestic				
Third parties		60,604		529,232
Related parties (see Note 7(1))		219,288,222		206,324,334
Total Domestic		219,348,826		206,853,566
Allowance for doubtful accounts - Third parties	(	30,770)		-
Net Domestic		219,318,056		206,853,566
Total Accounts Receivable - Trade (see Note 34)	US$	304,762,119	US$	709,450,044
Current accounts receivable - trade				
Third parties - Net	US$	85,473,897	US$	151,844,505
Related parties - Net	US$	219,288,222	US$	557,605,539

(In United States Dollars, Unless Otherwise Stated)

In 2000, the Company had filed claims against third parties comprising 5 export trade customers due to the non-payment of the trade receivables (see Notes 32 (8) and 35d). These outstanding export trade receivables totaling US$ 242,446,821 have been fully provided for an allowance for doubtful accounts.

In 2000, the Company has agreed to reduce its export trade receivables from third parties by US$ 114,651,911 and its export trade receivables from related parties by US$ 7,618,547 totaling US$ 122,270,458 in relation to its trade customers' claims on product quality and price discounts (see Note 23). Also, in 2000, the Company's export trade receivables were reduced by US$ 48,858,650 which represents reimbursements of certain related parties' expenses (see Note 7p).

As of December 31, 2000, the receivables on sold goods are pledged under short-term credit facilities obtained from PT Bank CIC Internasional Tbk (see Note 16).

Based on the review of the status of the individual receivable accounts at the end of the year, the Company's and Subsidiaries' management have the opinion that the allowance for doubtful accounts as of December 31, 2000 is adequate to cover possible losses from the non-payment of the accounts. No allowance for doubtful accounts is provided as of December 31, 1999 since the management has the opinion that all the receivables are collectible.

During 2000 and 1999, the Company discounted the export trade receivables to several banks on with recourse basis which amounted to US$ 357,230,012 and US$ 172,141,641, respectively (see Note 16), with maturities ranging from June 27, 2000 up to April 14, 2001 and from June 1, 1999 up to June 22, 2000, respectively. As of December 31, 2000 and 1999, the discounting export trade receivables include those outstanding receivables sold to a related party bank (see Notes 7k, 20 and 35).

The approximate aging details of trade receivables (net of quality claims, price discounts and reimbursements of expenses) as of December 31, 2000, including those reclassified to non-current assets, are as follows:

		2000
Not yet due	US$	542,023,522
< 1 month		80,541,437
> 1 month - 2 months		43,759,563
> 2 months - 3 months		20,170,804
> 3 months - 4 months		13,569,764
> 4 months		308,563,508
Total	US$	1,008,628,598

7. BALANCES AND SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company and Subsidiaries enter into business and financial transactions with related parties. The financial transactions with related parties include current accounts, time deposits, bank loans, bill discounting and capital lease obligations. The related parties are under common control by the same stockholders and/or the same boards of directors and/or commissioners of the Company and Subsidiaries. All significant related party transactions were conducted at prices and terms comparable within the Asia Pulp & Paper Company Ltd. Group.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

Significant balances with related parties are as follows:

1. Current trade accounts receivable - related parties (see Note 6)

		2000		1999
Export				
APP International Trading (VI) Limited, Cayman Islands	US$	-	US$	211,733,846
APP International Trading Limited, Cayman Islands		-		117,012,844
APP International Trading (V) Limited, Cayman Islands		-		21,582,255
APP Import & Export Pte. Ltd., Singapore		-		750,000
Ningbo Zhonghua Paper Co. Ltd., People's Republic of China		-		202,260
Total	US$	-	US$	351,281,205
% to the consolidated total assets		-		6%
Domestic				
PT Cakrawala Mega Indah	US$	103,713,318	US$	34,759,411
PT Pabrik Kertas Tjiwi Kimia Tbk		58,423,092		67,178,762
PT Pindo Deli Pulp and Paper Mills		34,675,009		36,422,238
PT Sinar Duniamakmur		15,510,206		65,597,508
PT The Univenus Co.		3,538,930		1,574,579
PT Lontar Papyrus Pulp & Paper Industry		2,686,042		15,146
PT Konverta Mitra Abadi		358,184		-
PT Ekamas Fortuna		281,107		671,863
Others		102,334		104,827
Total		219,288,222		206,324,334
% to the consolidated total assets		4%		3%

2. Non-Current trade accounts receivable - related parties (see Note 6)

		2000		1999
Export - net of claims, discounts and reimbursements of expenses				
APP International Trading (VI) Limited, Cayman Islands	US$	102,523,257	US$	-
APP International Trading Limited, Cayman Islands		60,931,073		-
APP Paper Trading (S) Pte. Limited, Singapore		21,470,840		-

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

		2000		1999
APP International Trading (II) Limited, British Virgin Islands	US$	20,719,597	US$	-
APP International Trading (V) Limited, Cayman Islands		13,659,323		-
APP China Trading Limited, Hong Kong		11,990,171		-
Asia Pulp & Paper Trading (U.S.A) Inc., United States of America		10,653,005		-
APP (Hong Kong) Limited, Hong Kong		10,092,886		-
Sinar Mas Pulp & Paper (India) Limited, India		6,331,158		-
Asia Pulp & Paper (Malaysia) Sdn Bhd, Malaysia		6,021,123		-
Asia Pulp & Paper (Australia) Pty. Ltd, Australia		5,194,743		-
APP International Trading (III) Limited, Cayman Islands		4,480,733		-
APP International Trading (VIII) Limited, British Virgin Islands		4,465,099		-
Asia Pulp & Paper (Japan) Co. Ltd., Japan		3,324,987		-
APP Import & Export Pte. Ltd., Singapore		1,923,071		-
Asia Pulp and Paper (Spain) S.A., Spain		1,792,998		-
APP International Trading (IV) Limited, Cayman Islands		1,649,025		-
Asia Pulp & Paper (UK) Limited, United Kingdom		974,014		-
Campania Trading Limited, United Arab Emirates		892,108		-
Paper Box Industries (S) Pte. Limited, Singapore		885,266		-
Asia Pulp & Paper (Belgium) SA/NV, Belgium		286,110		-
Gold East Paper (Jiangsu) Co. Ltd., People's Republic of China		225,572		-
Asia Pulp & Paper France EURL, France		144,523		-
Ningbo Zhonghua Paper Co. Ltd., People's Republic of China		142,151		-
Total	US$	290,772,833	US$	-
% to the consolidated total assets		5%		-

3. Current due from related parties

		2000		1999
PT Lontar Papyrus Pulp & Paper Industry	US$	1,772,642	US$	1,132,164
PT Sinar Mas Specialty Minerals		736,042		804,799
PT Mapala Rabda		721,678		-

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

		2000		1999
PT Pindo Deli Pulp and Paper Mills	US$	680,407	US$	1,770,011
PT Murini Timber		581,920		1,142,321
PT Wirakarya Sakti		296,997		10,221
PT Sinar Duniamakmur		237,513		78,175
PT Konverta Mitra Abadi		225,526		-
Asia Pulp & Paper Company Ltd., Singapore		160,937		-
PT Pabrik Kertas Tjiwi Kimia Tbk		144,076		371,267
PT Dian Swastatika Sentosa		34,020		374,198
PT Purinusa Ekapersada		1,437		111,093
PT Arara Abadi		1,197		1,646,323
PT Ekamas Fortuna		1,077		530,123
Gold Hai Paper (Kunshan) Co. Ltd., People's Republic of China		-		3,860,000
Bina Sinar Amity Transportation Service (Singapore) Pte. Ltd., Singapore		-		2,210,000
Zhenjiang Dadong Pulp & Paper Co., Ltd, People's Republic of China		-		547,941
Ningbo Zhonghua Paper Co. Limited, People's Republic of China		-		437,875
Others		374,502		40,329
Total (see Note 34)	US$	5,969,971	US$	15,066,840
% to the consolidated total assets		0.1%		0.3%

No allowance for doubtful accounts is provided as of December 31, 2000 and 1999 since the management has the opinion that all the receivables are collectible. The management believes that the above balances are expected to be realized within one year.

4. Non-current due from related parties

		2000		1999
Bina Sinar Amity Transportation Service (Singapore) Pte. Ltd., Singapore	US$	2,210,000	US$	-
Zhenjiang Dadong Pulp & Paper Co., Ltd, People's Republic of China		1,559,250		-
Ningbo Zhonghua Paper Co. Limited, People's Republic of China		1,049,081		-
Total (see Note 34)	US$	4,818,331	US$	-
% to the consolidated total assets		0.1%		-

No allowance for doubtful accounts is provided as of December 31, 2000 since the management has the opinion that all the receivables are collectible.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

5. Trade accounts payable - related parties

		2000		1999
PT Asia Trade Logistics	US$	1,579,195	US$	-
PT Ekamas Fortuna		1,215,378		3,038,605
APP Import & Export Pte., Ltd., Singapore		1,010,364		-
Vestwin Trading Pte. Limited, Singapore		668,845		784,039
PT Intercipta Kimia Pratama		660,193		219,397
PT Konverta Mitra Abadi		543,089		-
PT Kemas Citra Perkasa		470,259		-
PT Purinusa Ekapersada		432,512		1,576,864
PT Pabrik Kertas Tjiwi Kimia Tbk		220,735		2,243,176
PT Lontar Papyrus Pulp & Paper Industry		154,009		-
PT Katikartika Murni		103,461		-
Others		281,986		4,362,610
Total (see Note 17)	US$	7,340,026	US$	12,224,691
% to the consolidated total liabilities		0.2%		0.4%

6. Due to Related Parties

		2000		1999
Asia Pulp & Paper Company Ltd., Singapore	US$	27,764,497	US$	1,263,372
PT Dian Swastatika Sentosa (see Note 33 (1))		6,941,123		6,784,580
PT Pabrik Kertas Tjiwi Kimia Tbk		645,264		511,097
PT Bina Sinar Amity		263,783		-
PT Asuransi Sinar Mas		16,625		481,212
PT Bank Internasional Indonesia Tbk		-		5,761,317
APP International Trading Limited, Cayman Islands		-		4,996,146
PT Mapala Rabda		-		130,419
Others		134,746		104,922
Total (see Note 34)	US$	35,766,038	US$	20,033,065
% to the consolidated total liabilities		1%		1%

The management believes that the above payable balances are expected to be settled within one year.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

Significant transactions with related parties are as follows:

a) On January 2, 1998, based on the renewed appointment agreements of PT Cakrawala Mega Indah (CMI) and PT Sinar Duniamakmur (SDM), CMI and SDM agreed to market and sell the Company's products within Indonesia. The existing agreements with the distributors have indefinite validity period, except if one of the parties involved terminates the agreements upon giving a written notice to the other party not later than one month prior to the termination date.

In 2000 and 1999, the Company also sold its pulp, paper and packaging products domestically to PT Pabrik Kertas Tjiwi Kimia Tbk, PT Pindo Deli Pulp and Paper Mills, PT The Univenus Co., PT Lontar Papyrus Pulp & Paper Industry, PT Ekamas Fortuna and others. Total domestic sales to the related parties, including sales of chemicals and spare parts amounted to US$ 696,842,650 or 99.5% of total domestic sales in 2000 and US$ 468,195,735 or 98% of total domestic sales in 1999 (see Note 23). Receivables arising from these sales transactions are recorded under "Accounts Receivable Trade - Related Parties" in the consolidated balance sheets.

b) In 2000 and 1999, the Company and its trading subsidiary sold their export pulp, paper and packaging products overseas through APP International Trading Limited, APP International Trading (VI) Limited, APP International Trading (V) Limited, APP Paper Trading (S) Pte. Ltd. and Ningbo Zhonghua Paper Co. Ltd. In 2000, sales were also made mainly through APP International Trading (III) Limited, APP Import & Export Pte. Ltd and Gold East Paper (Jiangsu) Co. Ltd. Total export sales to the related parties amounted to US$ 310,117,648 or 32% of total export sales in 2000 and US$ 356,310,149 or 43% of total export sales in 1999 (see Note 23). Receivables arising from these transactions are recorded under "Accounts Receivable Trade - Related Parties - Current and Non-Current Assets" in the consolidated balance sheets. For the other trade receivable balances from related parties as of December 31, 2000, see Note 6.

c) The Company purchased a significant portion of its wood requirements for pulp production from PT Arara Abadi (Arara), PT Wirakarya Sakti and PT Mapala Rabda, related parties, at approximately US$ 133 million or 30% from the Company's total raw materials and materials purchases in 2000 and US$ 80 million or 17% from the Company's total raw materials and materials purchases in 1999.

The Company has an exclusive contract dated May 23, 1994 valid for 15 years with Arara, under which Arara agreed to supply the Company with its requirements for mixed tropical hardwood, acacia and eucalyptus. The price paid to Arara for wood supplied is generally an amount equal to its actual cost of production and harvesting, including transportation, logging and contribution to the reforestation fund (see Note 38a). The Company from time to time has also advanced funds to Arara for purchases of raw materials and to assist in the reforestation and plantation development for the long-term development of wood supplies for the Company. Purchases from this company is being applied against the advances which have remaining balances recorded under "Advances to Suppliers and Others - Related Parties" in the consolidated balance sheet as of December 31, 1999 (see Note 9). In 2000, the advances provided to Arara also included non-interest bearing funds and the balance of US$ 261 million is presented as "Non-Current - Advances to Related Party" in the consolidated balance sheet as of December 31, 2000 (see Note 38a).

(In United States Dollars, Unless Otherwise Stated)

d) In July 1996, the Company entered into an exclusive contract with PT Sinar Mas Specialty Minerals (SMSM), an associated company, valid for 10 years and automatically renewed for a successive 12 months period unless terminated by either party, under which SMSM agreed to supply the Company with its requirements for Precipitated Calcium Carbonate Megafil and Albagloss (PCC). The Company purchased megafil and albaglos from SMSM in 2000 and 1999 amounting to approximately US$ 4 million and US$ 5 million or 1% and 1% from total purchase, respectively. The Company also agreed to contribute to SMSM carbon dioxide gas supply at no charge and other resources and services (land, utilities and services, landfill, electrical services, electrical usage and product storage) at their actual cost. Based on SMSM's board of directors' resolution dated December 1, 1999, SMSM agreed to pay the Company with management fee and technical fee to Specialty Minerals International Inc., U.S.A. Total management fee earned during 2000 and 1999 amounted to nil and US$ 564,000, respectively. The related receivables are recorded under "Due from related parties" in the consolidated balance sheets.

e) In addition to the above, the Company has also purchases of raw materials from Linden Trading Company Inc., U.S.A., Vestwin Trading Pte. Ltd., Singapore, PT Ekamas Fortuna and PT Intercipta Kimia Pratama totaling US$ 161 million or 36% from the total purchases in 2000 and US$ 55 million or 12% from the total purchases in 1999. The related payables are recorded under "Accounts Payable Trade - Related Parties" in the consolidated balance sheets. In 2000, the Company provided advances to Linden Trading Company and Vestwin Trading Pte. Ltd. which balances are presented as "Advances to Suppliers and Others" in the consolidated balance sheet (see Note 9).

f) Besides maintaining current accounts, the Company has placement of time deposits with related parties (see Note 3). The interest income from time deposits placed with related parties amounted to US$ 3 million and US$ 22 million in 2000 and 1999, respectively. The interest receivable presented under "Accounts Receivable - Others" in the consolidated balance sheets amounted to nil and US$ 0.5 million in 2000 and 1999, respectively.

The Company also obtained credit facilities from related parties (see Notes 16 and 20). Interest expense from these liabilities amounted to US$ 30 million and US$ 12 million in 2000 and 1999, respectively. The accrued interest expense recorded under "Accrued Expenses" in the consolidated balance sheets amounted to US$ 3 million and nil as of December 31, 2000 and 1999, respectively.

g) As of December 31, 2000 and 1999, certain short-term and long-term credit facilities obtained by the Company were guaranteed by related parties. As of December 31, 2000, certain short-term and long-term credit facilities obtained by the Company were also secured with pledge of shares of related parties held by certain related parties. As of December 31, 1999, short-term loans payable facilities obtained by the Company included certain balances totaling US$ 17 million which are covered by a letter of comfort from a stockholder (see Notes 16, 19 and 20). As of December 31, 2000 and 1999, the balance of bank guarantee facilities from PT Bank Internasional Indonesia Tbk amounted to nil and US$ 0.02 million, respectively.

h) In 2000 and 1999, the Company's property, plant and equipment are insured with several insurance companies outside Indonesia, which was coordinated through PT Asuransi Sinar Mas, a related party, with a coverage of up to approximately US$ 4.61 billion and US$ 3.9 billion, respectively. Several transportation equipment are insured with PT Asuransi Sinar Mas with a coverage of up to Rp 1.2 billion and Rp 7.4 billion, in 2000 and 1999, respectively, and with PT LG Simas General Insurance, a related party, with a coverage of US$ 0.2 million and Rp 7.7 billion in 2000 (see Note 12). The Company also insured its inventories to a group of insurance companies, which was coordinated through PT Asuransi Sinar Mas, with the coverage for any one location not to exceed the sum of US$ 200 million and US$ 200 million in 2000 and 1999, respectively (see Note 8).

(In United States Dollars, Unless Otherwise Stated)

i) In 2000 and 1999, the Company uses the transportation services of PT Bina Sinar Utama, a related party, and in 2000, PT Bina Sinar Amity and Bina Sinar Amity Transportation Service (Singapore) Pte. Ltd., Singapore, related parties. Total related transportation expense charged in 2000 and 1999 amounted to approximately US$ 2 million and US$ 1 million or 3% and 2%, respectively, of the total transportation expense. The related payables are presented as "Due to Related Parties" account in the consolidated balance sheets. The Company also provided non-interest bearing fund to Bina Sinar Amity Transportation Service (Singapore) Pte. Ltd. which balance is presented as "Due from Related Parties" and advance to PT Bina Sinar Utama which balance is presented as " Advances to Suppliers and Others - Related Parties" in the consolidated balance sheets (see Note 9).

j) In 2000 and 1999, the Company has a membership certificate amounting to US$ 1,710,000 million with PT Kerawang Bukit Golf, a related party.

k) As of December 31, 2000, accounts receivable - trade includes those outstanding receivables previously sold to a related party bank which amounted to approximately US$ 258,974,876. As of December 31, 1999, outstanding receivables discounted to a related party bank amounted to US$ 83,929,857. The discounting expense on these accounts receivable is charged to the customers (see Notes 6, 20 and 35c and d).

l) The Company entered into a sale and leaseback transaction with PT Summit Sinar Mas Finance, a related party (see Note 21).

m) Effective January 2, 1998, the Company and PT Dian Swastatika Sentosa (DSS), a related party, entered into asset purchase and energy services agreements whereby the Company agreed to sell its power plant assets in Tangerang and Serang to DSS and purchase the energy services from DSS for a period of 25 years. The actual energy purchase cost paid by the Company to DSS amounted to US$ 39 million and US$ 40 million in 2000 and 1999, respectively. The Company also entered into master operating, lease and employee transition agreements which provide for the lease to DSS of the land where the power plant assets are located, and the transfer to DSS of the Company's employees involved in the operation of the power plant assets (see Note 33 (1)). The related payables are recorded as "Due to Related Parties" in the consolidated balance sheets.

n) APP provided certain management and marketing services to the Company. The management fee in connection with these services amounted to Sin$ 51 million and Sin$ 21 million in 2000 and 1999, respectively, which is reported under "Operating Expenses" in the consolidated statements of income (see Note 25). The related payables are recorded as "Due to Related Parties" in the consolidated balance sheets.

o) The Company entered into rental agreements with PT Royal Oriental Ltd., a related party, for office spaces with a total area of 5,193 square meters covering the period from August 1, 1997 to July 31, 2000 and 713 square meters covering the period from August 1, 1999 to July 31, 2000. These agreements were renewed in August 2000 with a total area of 5,905 square meters covering the period from August 1, 2000 to July 31, 2003. The Company also entered into a new rental agreement with the same party for other office spaces with a total area of 228 square meters covering the period from November 1, 2000 to October 31, 2001. Rent charges amounted to US$ 16 per month per square meter and service charge amounted to US$ 7 per month per square meter. Total rent expenses charged amounted to US$ 2 million and US$ 1 million in 2000 and 1999, respectively, and were presented under "Operating Expenses" in the consolidated statements of income.

(In United States Dollars, Unless Otherwise Stated)

p) In 2000, the Company's non-current export trade receivables were reduced by US$ 48,858,650 which represents the reimbursements of expenses of APP International Trading (VI) Limited, APP International Trading (V) Limited, APP International Trading (II) Limited, APP International Trading (III) Limited and other trading companies. The corresponding expense is recorded in "Other Charges" in the consolidated statement of income (see Notes 6 and 28).

q) The Company has also entered into several agreements with certain related parties in which the Company has committed to supply and sell the Company's products to those related parties (see Note 33 (4)). The Company has also entered into supply contract with several related parties in relation to the purchase of equipment and spare parts (see Note 13).

r) In 1999, the Company sold machineries to Gold Hai Paper (Kunshan) Co. Ltd., a related party, with a selling price of US$ 3,860,000 (see Note 12). The related receivable on this transaction was recorded as "Due from Related Parties" in the consolidated balance sheet.

In addition to those disclosed above, due from related parties arose mainly from lending of raw materials which will be settled in the form of raw materials, harvesting fee, rental of equipment and reimbursement of expenses while due to related parties arose mainly from borrowings of raw materials which will be settled in the form of raw materials and charges of expenses.

8. INVENTORIES

Inventories consist of:

	2000		1999	
Finished goods				
- pulp	US$	9,231,808	US$	10,533,423
- paper		38,835,271		24,850,593
- packaging paper		30,050,723		26,921,701
Work in process				
- pulp		583,653		2,113,869
- paper		3,720,739		3,662,959
- packaging paper		7,281,556		8,252,301
Raw materials		138,265,514		112,905,704
Indirect materials and spare parts		77,670,388		74,411,156
Total	US$	305,639,652	US$	263,651,706

Indirect materials consist mainly of electrical and mechanical supplies, tools and instruments, chemicals and plant supplies.

As of December 31, 2000, the net realizable value of packaging paper finished goods, mainly paper roll, is lower than cost which is caused by the significant increase in the materials purchase price which is higher than the selling price. Accordingly, the Company reduced the packaging paper finished goods balance by US$ 2,078,078. As of December 31, 1999, the management has the opinion that allowance for obsolete or slow-moving inventory is not necessary.

As of December 31, 2000, short-term credit facilities obtained from Standard Chartered Bank, Jakarta are covered by security on the imported raw materials and spare parts (see Note 16).

(In United States Dollars, Unless Otherwise Stated)

On December 3, 2000, the Company's inventories of US$ 9,395,035 had been damaged by fire which occurred in the Company's Perawang warehouses. As of December 31, 2000, the insurance claim for fire loss is still being processed. Accordingly, the related cost of inventories were written off and recorded under "Other Receivables" in the consolidated balance sheet. Up to December 12, 2001, the insurance claim is still being processed.

As of December 31, 2000 and 1999, the insurance coverage on inventories in any one location shall not exceed the sum of US$ 200 million for both years which in management's opinion is adequate to cover possible losses arising from fire, vessel or craft transportation loss, among others (see Note 7h).

9. ADVANCES TO SUPPLIERS AND OTHERS

Current advances to suppliers and others consists of the following:

		2000		1999
Third parties				
Advances to suppliers	US$	76,037,503	US$	163,167,160
Advances against expenses		906,260		2,841,254
Others		3,805,177		4,041,740
Total	US$	80,748,940	US$	170,050,154
Related parties				
Linden Trading Company Inc., U.S.A. (see Note 7e)	US$	9,900,000	US$	-
Vestwin Trading Pte. Ltd., Singapore (see Note 7e)		3,420,744		-
PT Bina Sinar Utama (see Note 7i)		1,657,102		-
PT Arara Abadi (see Note 7c)		-		24,752,622
Total	US$	14,977,846	US$	24,752,622

10. PREPAID EXPENSES AND TAXES

Prepaid expenses consist of:

		2000		1999
Rent (see Note 7o)	US$	1,013,656	US$	950,713
Insurance (see Note 7h)		74,088		974,195
Others		9,776,482		19,372,739
Total prepaid expenses		10,864,226		21,297,647

Prepaid taxes consist of the following:

	2000	1999
Value-added tax (Rp 21,032,515,503 in 2000 and Rp 14,390,518,610 in 1999)	2,192,330	3,472,458

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

	2000		1999	
Income taxes				
Article 22 (Rp 2,625,049,177 in 2000 and Rp 1,270,724,967 in 1999)	US$	273,585	US$	179,992
Article 23 (Rp 988,062,219 in 2000 and Rp 570,262,566 in 1999)		102,978		82,437
Fiscal (exit taxes) (Rp 1,253,000,000 in 2000 and Rp 1,263,000,000 in 1999)		130,589		187,653
Total prepaid taxes		2,699,482		3,922,540
Total prepaid expenses and taxes	US$	13,563,708	US$	25,220,187

11. INVESTMENTS IN SHARES OF STOCK

The details of this account are as follows:

Investees	Number of Shares Held	Percentage of Ownership	Carrying Value 2000	Carrying Value 1999
PT Sinar Mas Specialty Minerals	2,500	50%	US$ 3,433,718	US$ 3,161,222
PT Paramitra Abadimas Cemerlang	760	19	225,620	225,620
IK Import & Export Limited	1,900	19	1,900	-
Total			US$ 3,661,238	US$ 3,386,842

Starting in July 1997, PT Sinar Mas Specialty Minerals (SMSM) commenced its operations and engaged in chemicals manufacturing. In 2000 and 1999, the carrying value of investment in SMSM includes the Company's equity in the net income of the associated company of US$ 272,496 and US$ 661,222, respectively, which is recorded under "Other Income (Charges) - Others" in the consolidated statements of income.

The Company made an investment in IK Import & Export Limited, British Virgin Islands in April and November 2000 totaling 1,900 shares which represent 19% ownership interest at US$ 1,900. Subsequently, the Company made additional investment which increased its ownership to become 100% (see Note 38b).

12. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	2000			
	Beginning Balance	Additions	Deductions	Ending Balance
Carrying Value				
Direct Ownership				
Landrights	US$ 32,058,537	US$ 1,346,409	US$ -	US$ 33,404,946
Land improvements	156,556,355	345,346	-	156,901,701
Buildings	350,683,738	1,461,989	771,955	351,373,772
Machinery	3,749,833,055	364,859,601	304,711	4,114,387,945
Transportation equipment	24,601,103	240,373	537,869	24,303,607
Furniture, office fixtures and other equipment	24,659,336	2,732,809	28,110	27,364,035
Total	4,338,392,124	370,986,527	1,642,645	4,707,736,006

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

	2000			
	Beginning Balance	Additions	Deductions	Ending Balance
Assets under Capital Lease (see Note 21)				
Machinery	US$ 38,841,283	US$ -	US$ -	US$ 38,841,283
Transportation equipment	-	218,073	-	218,073
Total	38,841,283	218,073	-	39,059,356
Assets under Construction				
Construction in progress	93,688,839	106,376,476	156,164,655	43,900,660
Total Carrying Value	4,470,922,246	477,581,076	157,807,300	4,790,696,022
Accumulated Depreciation				
Direct Ownership				
Land improvements	27,349,113	7,778,152	-	35,127,265
Buildings	63,189,476	17,661,500	62,633	80,788,343
Machinery	551,668,642	151,158,785	87,574	702,739,853
Transportation equipment	19,306,841	2,560,215	531,907	21,335,149
Furniture, office fixtures and other equipment	17,254,801	4,056,331	26,688	21,284,444
Total	678,768,873	183,214,983	708,802	861,275,054
Assets under Capital Lease				
Machinery	4,337,947	1,553,652	-	5,891,599
Transportation equipment	-	9,445	-	9,445
Total	4,337,947	1,563,097	-	5,901,044
Total Accumulated Depreciation	683,106,820	184,778,080	708,802	867,176,098
Net Book Value	US$ 3,787,815,426			US$ 3,923,519,924

	1999			
	Beginning Balance	Additions	Deductions	Ending Balance
Carrying Value				
Direct Ownership				
Landrights	US$ 31,202,615	US$ 855,922	US$ -	US$ 32,058,537
Land improvements	121,907,957	34,648,398	-	156,556,355
Buildings	265,214,717	85,469,021	-	350,683,738
Machinery	2,919,137,154	838,263,269	7,567,368	3,749,833,055
Transportation equipment	23,826,124	1,272,107	497,128	24,601,103
Furniture, office fixtures and other equipment	21,691,934	2,998,159	30,757	24,659,336
Total	3,382,980,501	963,506,876	8,095,253	4,338,392,124
Assets under Capital Lease (see Note 21)				
Machinery	38,841,283	-	-	38,841,283
Assets under Construction				
Construction in progress	590,827,182	265,527,964	762,666,307	93,688,839
Total Carrying Value	4,012,648,966	1,229,034,840	770,761,560	4,470,922,246
Accumulated Depreciation				
Direct Ownership				
Land improvements	21,169,149	6,179,964	-	27,349,113
Buildings	48,335,120	14,854,356	-	63,189,476
Machinery	420,678,005	133,484,515	2,493,878	551,668,642
Transportation equipment	15,938,808	3,842,955	474,922	19,306,841
Furniture, office fixtures and other equipment	12,896,634	4,387,699	29,532	17,254,801
Total	519,017,716	162,749,489	2,998,332	678,768,873

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

	1999			
	Beginning Balance	Additions	Deductions	Ending Balance
Assets under Capital Lease				
Machinery	US$ 2,784,618	US$ 1,553,329	US$ -	US$ 4,337,947
Total Accumulated Depreciation	521,802,334	164,302,818	2,998,332	683,106,820
Net Book Value	US$ 3,490,846,632			US$ 3,787,815,426

Additions to property, plant and equipment include reclassifications from construction in progress to property, plant and equipment amounting to US$ 156,164,655 and US$ 762,666,307 in 2000 and 1999, respectively, and reclassifications from advances for purchases of property and equipment amounting to US$ 167,537,943 in 2000 and nil in 1999. Disposals of property, plant and equipment in 2000 include assets destroyed due to fire loss with cost and accumulated depreciation of US$ 807,925 and US$ 71,996, respectively, and in 1999 include sales to related parties with net book value amounting to US$ 5,275,573 (see Note 7r). As of December 31, 2000, the insurance claim for fire loss is still being processed. Accordingly, the related net book value of the property, plant and equipment were written off and recorded under "Other Receivables" in the consolidated balance sheet. Up to December 12, 2001, the insurance claim is still being processed.

In 2000, the Company purchased several parcels of land located at Kamaruton and Tegalmaja village, Serang, West Java with a total area of 1,171,008 square meters. As of December 31, 2000, landrights represent the Company's right to build and use which will expire between 2008 and 2030. The management believes that the rights are renewable.

Significant additions to property, plant and equipment in 2000 include the new pulp mill modification projects Perawang Pulp Mills No. 1, 2 and 9.

Depreciation charged to factory overhead and operating expenses is as follows:

	2000	1999
Property, plant and equipment	US$ 183,214,983	US$ 162,749,489
Assets under capital lease	1,563,097	1,553,329
Total	US$ 184,778,080	US$ 164,302,818

As of December 31, 2000, the percentage of completion of the construction in progress for Perawang Power Plant including Civil, Mechanical and Electrical sections in financial terms is approximately 70%, 17% and 10%, respectively, which are expected to be completed and commence trial operations in various dates in 2001. However starting January 1, 2001 up to December 12, 2001, the construction work at Perawang mill has slowed down due to financial difficulties faced by the Company and the Company can not determine the expected completion date of these projects pending the results of the restructuring.

Construction in progress includes capitalized interests on borrowings (see Notes 19 and 20) obtained to finance the construction of US$ 8,915,274 and US$ 57,098,123 in 2000 and 1999, respectively, (see Note 26) and capitalized foreign exchange gain of US$ 1,223,752 and nil in 2000 and 1999, respectively (see Note 27). The capitalization rate used for capitalization of borrowing costs was 4% and 7% in 2000 and 1999, respectively.

(In United States Dollars, Unless Otherwise Stated)

As disclosed in Note 36, the significant pulp and paper sales price decline starting in the last quarter of 2000 up to December 12, 2001 and effects of the adverse economic conditions may indicate an impairment in the value of the Company's property, plant and equipment and require an assessment to be made by the Company. Management has the opinion that it was impractical to determine the asset recoverable amounts and the estimated present value of future cash flows on these assets. Therefore, the Company has not performed any impairment assessment (see Note 2p).

As of December 31, 2000 and 1999, approximately 30% and 13%, respectively, of the net book values of the property, plant and equipment are pledged as collateral for the Company's long-term notes payable, long-term bank and supplier loans payable and obligations under capital lease (see Notes 19, 20, 21 and 35e).

Buildings, machinery, transportation equipment, furniture and office fixtures and other equipment are covered by all risk insurance of approximately US$ 4.6 billion and Rp 11.6 billion as of December 31, 2000 and US$ 3.9 billion and Rp 7.4 billion as of December 31, 1999, which in management's opinion is adequate to cover possible losses from such risks (see Note 7h).

13. ADVANCES FOR PURCHASES OF PROPERTY AND EQUIPMENT

This account consists of the following:

	2000		1999	
Third parties	US$	296,650,314	US$	389,892,153
Related party				
APP International Equipment Company Ltd., Mauritius		115,285,948		-
Total	US$	411,936,262	US$	389,892,153

This accounts represents advance payments for purchases of spare parts and machinery on the pulp mill and paper machine expansion at Perawang and packaging paper mill expansion at Serang.

On September 11, 2000, the Company together with PT Pabrik Kertas Tjiwi Kimia Tbk, PT Pindo Deli Pulp and Paper Mills and PT Lontar Papyrus Pulp & Paper Industry, related parties, (collectively referred to as Buyers) entered into a supply contract with Asia Pulp & Paper Company Ltd. (APP), APP International Equipment Company Ltd. (APPIE), related parties, ORIX Trade International Corporation (OTIC), ORIX Corporation (ORIX) and Nissho Iwai Corporation (NIC) whereby the Buyers agreed to purchase from OTIC certain equipment and/or spare parts (Equipment) with the total aggregate value not to exceed JPY 15 billion. ORIX agreed to provide or arrange back-up funding to OTIC to enable OTIC to fulfill its obligation while APP agreed to guarantee the Buyers' obligation. Pursuant to the supply contract in September to October 2000, APPIE entered into several sale agreements with NIC whereby NIC agreed to purchase from APPIE the Equipment totaling JP¥ 13,235,957,780 whereby the payment shall be made by OTIC. OTIC also entered into a sale agreement with NIC whereby OTIC agreed to purchase the Equipment. The Company utilized the facility, made an advance to APPIE and incurred liabilities to OTIC (see Note 16). The supply contract includes negative covenants on the part of the Buyers relating to, among others, entering into merger, consolidation, sale, lease, assignment or disposal of all or substantially the Buyers' assets without the prior consent of OTIC.

(In United States Dollars, Unless Otherwise Stated)

14. CLAIMS FOR TAX REFUND

This account represents claims for tax refund as follows:

		1999
Value-added taxes		
1996 (Rp 53,628)	US$	7
1995 (Rp 22,596,204,497)		4,064,111
Income taxes		
Article 22		
(1998 fiscal year - Rp 2,387,019,307)		354,584
Article 23		
(1998 fiscal year - Rp 135,547,812)		19,595
Fiscal (exit taxes)		
(1998 fiscal year - Rp 1,356,450,000)		192,129
Total	US$	4,630,426

In 2000, the Company received the payment of restitution for input value-added tax for the year 1995 which amounted to Rp 27,359,364,212, and received the interest income of the restitution balance from the tax office of Rp 10,826,815,913.

In 2000, the Company also received the payments of restitution for income taxes Articles 22, 23 and fiscal (exit taxes) for the year 1998 which amounted to Rp 2,387,019,307, Rp 135,547,812 and Rp 1,356,450,000, respectively.

In 2000, the Company claimed for restitution for income taxes Articles 22, 23 and fiscal (exit taxes) for the year 1999, amounting to Rp 479,265,096, Rp 584,868,291 and Rp 1,335,500,000, respectively, and has been paid by the tax office at Rp 476,950,253, Rp 584,868,291 and Rp 1,334,000,000, respectively, in 2000.

In 1999, the Company has claimed restitution for input value-added tax amounting to Rp 69,897,785,153, and has been paid by the tax office at Rp 69,897,785,153 in 1999. The Company also received the payments of restitution for input value-added tax for the years 1998 and 1997 which amounted to Rp 47,099,612,937 and Rp 226,209,738, respectively.

15. ASSETS NOT USED IN OPERATIONS AND ASSETS WRITE-OFF

On December 16, 1998, in connection with the termination of the purchase agreements for Perawang Paper Machines (PPM) project machines No. 4 and 5 (Beloit Machineries PPM 4 and 5) entered by APP and the Company with Beloit Asia Pacific (L) Inc. and Beloit Asia Pacific Pte. Ltd. (Beloit), Beloit filed for arbitration in Singapore against APP and the Company, collectively, seeking specific performance of the purchase agreements, which total approximately US$ 300 million, and alleged damages of approximately US$ 125 million.

(In United States Dollars, Unless Otherwise Stated)

On the same date, APP and the Company filed for arbitration in Singapore against Beloit. APP and the Company have claimed in the arbitration that Beloit breached its obligation under the purchase agreements, and APP and the Company sought in the arbitration a refund from Beloit of the advance payments in excess of US$ 46 million made by the Company to Beloit and the cancellation of a promissory note of US$ 59 million given by APP to Beloit to assist Beloit in performing its obligations under the purchase agreements. In addition, APP and the Company sought for compensation in full of all costs incurred by APP and the Company which are directly attributable to the breach by Beloit of its obligations under the purchase agreements.

In connection with one component of the US$ 46 million claim, in January 1999, Harnischfeger Industries Inc. (Harnischfeger), the parent company of Beloit Corporation, commenced proceedings in a district court in the United States to stay a drawing by APP and the Company under two stand-by letters of credit issued to provide assurance of return of a portion of the down payments made.

On April 15, 1999, Beloit demanded payment of the first installment payment allegedly due under the promissory note. On April 28, 1999, APP and the Company commenced proceedings in the High Court in Singapore to restrain Beloit Corporation (Beloit Corp.) and First National Bank of Chicago from drawing or otherwise dealing with the promissory note pending the outcome of the arbitration proceedings against Beloit Corporation.

On April 28, 1999, APP and the Company also filed for arbitration in Singapore against Beloit Corp., the parent company of Beloit, seeking the same relief sought against Beloit in the arbitration proceedings described in the paragraph above.

In May 1999, the district court in the United States entered on consent of the parties a preliminary injunction restraining payment of the letters of credit. APP and the Company applied to the court for an order staying these court proceedings pending the outcome of the dispute with Beloit.

On February 25, 2000, APP and the Company announced that they have reached a settlement of the dispute with Beloit, subject to satisfaction of certain conditions, including the approval of the United States bankruptcy court, which is required because Beloit was subject to bankruptcy proceedings in the United States. The Deed of Settlement dated March 3, 2000 was executed by these parties, whereby they have agreed that:

- Beloit will retain the advance payments of approximately US$ 46 million which it had previously received;
- The US$ 59 million promissory note given to Beloit and the four letters of credit issued by Beloit for the benefit of APP and the Company will be cancelled;
- The Company and APP will acquire certain equipment, components and spare parts produced or acquired in connection with the paper machines (certain Beloit Machineries PPM 4 and 5); and
- The Company and APP will pay Beloit US$ 135 million, comprised of a cash payment of US$ 25 million and 15% Guaranteed Senior Notes Due 2002 of US$ 110 million (the Note) issued by Indah Kiat Finance (IV) Mauritius Limited (IK Finance IV), and guaranteed by APP and the Company (see Note 19).

The Deed of Settlement also provides for the dismissal of the above-mentioned court proceedings in the district court in the United States.

(In United States Dollars, Unless Otherwise Stated)

In the early part of 2000, the U.S. Bankruptcy Court has rendered its approval, the US$ 25 million cash has been paid to Beloit and the promissory note and letters of credit which have been issued had been cancelled. In addition, Beloit has returned the cancelled promissory note and APP and the Company are making arrangements for the delivery of certain Beloit Machineries PPM 4 and 5.

In relation to the settlement signed on March 3, 2000, the management affirmed the cancellation of PPM 4 and 5 Project, and as a consequence, due to the uncertainty about the future economic benefits that are expected to arise from the future use of the PPM 4 and 5 Project, the Company and APP management have determined that an impairment loss has been incurred.

The carrying value of the project costs incurred in 1999 amounted to US$ 84 million (including the US$ 46 million advance payments to Beloit) and the US$ 135 million additional claim of Beloit totaling US$ 219 million. Based on the appraisal report dated April 24, 2000 of PT Actual Kencana Appraisal, the market value of the certain Beloit Machineries PPM 4 and 5 located in the U.S. and Germany as of March 24, 2000 amounted to US$ 70,858,200 determined based on the depreciated replacement cost method which considered the physical damage, functional and economic obsolescence of the assets. In 1999, the adjustment on impairment loss made through the asset write-off of US$ 149 million has been recorded in the consolidated statement of income. The above certain Beloit Machineries PPM 4 and 5 are stated at their recoverable amount and presented as "Assets Not Used in Operations" in the consolidated balance sheets.

On April 6, 2001, Beloit Corp, filed the complaint in the Harnischfeger U.S. Court proceedings against APP and the Company seeking a declaration from the court that it holds clear title to certain of the parts and equipment which are still held by third parties. On June 15, 2001, the Company and APP moved to dismiss the complaint on the ground that it failed to state a claim for declaratory relief and that the Deed of Settlement requires arbitration of the dispute in Singapore. In a decision dated September 28, 2001, the U.S. Bankruptcy judge granted the motion to stay the case pending arbitration in accordance with the Deed of Settlement. Beloit Corp. has not yet initiated any arbitration proceedings, but its counsel has indicated an intent to do so. Up to December 12, 2001, certain Beloit Machineries have not been delivered to the Company and the Company's negotiation with Beloit is still ongoing.

Based on the appraisal report dated December 15, 2000 of PT Saptasentra Jasa Pradana, the market value of the certain Beloit Machineries PPM 4 and 5 located in the U.S. and Germany as of December 8, 2000 amounted to US$ 38,322,185 determined based on the depreciated replacement cost method which considered the physical damage, functional and economic obsolescence of the assets. In 2000, the adjustment on impairment loss made through the asset write-off of US$ 33 million has been recorded in the consolidated statement of income.

On or about April 16, 2001, Beloit Corp. filed a summons against IKF IV, a subsidiary (see Note 1c), the Company and APP (the Defendants) alleging that default had taken place on payment of installments under the US$ 110 million Note and therefore the entire principal became due. Beloit Corp. filed a motion for summary judgment to be granted in its favor in lieu of a formal complaint. The amount claimed by Beloit was US$ 118,227,397 plus US$ 45,206 per day for each day after April 2, 2001, plus interests thereon and attorneys' fees and for such further relief as the court may deem just and proper.

The Defendants filed an application in opposition to Beloit Corp.'s motion for summary judgment in lieu of complaint together with a cross-motion to dismiss Beloit Corp.'s claim. On September 6, 2001, the Court denied Beloit Corp.'s motion for summary judgment and also granted the Defendants' cross motion. The court also ordered that Beloit serve a formal complaint and the Defendants shall move against or serve an answer to the complaint.

(In United States Dollars, Unless Otherwise Stated)

On September 19, 2001, Beloit Corp. filed a formal complaint against the Defendants alleging the same operative facts and seeking essentially the same relief as previously sought in the summons filed in April 2001. Beloit also appealed against the decision on September 6, 2001 denying their motion for summary judgment in lieu of complaint and the appeal is pending.

In response to the formal complaint filed on September 19, 2001, the Defendants on October 9, 2001, moved to dismiss the complaint on the grounds that the Bank of New York as Indenture Trustee is the only party with the standing to prosecute an action based on an event of default for the entire accelerated balance under the Note. In response, Beloit Corp. filed a motion to convert the motion to dismiss to a motion for summary judgment and granting summary judgment to Beloit Corp. for the sum of US$ 110 million and interests. Oral arguments were heard on this motion in November and December and the decision has been served. Up to December 12, 2001, the Company's legal counsel is unable to form a judgment as to whether an unfavorable outcome is either probable or remote.

The Company's legal counsel, in its letter dated December 3, 2001, indicated that there is no further development from the above.

Up to the date of this report, APP and the Company management believe that as of December 31, 2000, no adjustments or provision for losses are required to be made in the consolidated financial statements in relation to the foregoing case.

16. SHORT-TERM LOANS PAYABLE - NET

This account represents short-term facilities obtained from the following:

		2000		1999
Third parties				
PT Bank Fuji International Indonesia, Jakarta (formerly PT Fuji Bank International Indonesia) (US$ 128,034,713, EURO 1,072,510 and JP¥ 136,714,523) (see Notes 38d, e and q)	US$	130,221,653	US$	-
ORIX Trade International Corporation, Japan (JP¥ 13,235,957,780) (see Note 13)		115,285,948		-
PT Bank Mandiri (Persero), Jakarta		25,235,861		-
The Hongkong and Shanghai Banking Corporation Limited, Jakarta		19,703,433		9,408,456
ABN AMRO Bank N.V., Jakarta (see Note 32 (5))		16,887,548		6,000,000
PT Bank CIC Internasional Tbk, Jakarta (see Note 38i)		11,114,668		-
Citibank N.A., Jakarta (US$ 5,682,489 and Rp 30,553,729,346)		8,866,828		-
American Express Bank Ltd., Jakarta and Singapore (US$ 8,144,316 and EURO 21,500 in 2000 and US$ 7,500,000 in 1999) (see Note 38l)		8,164,316		7,500,000

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

	2000	1999
Standard Chartered Bank, Jakarta (US$ 5,173,461, EURO 940,878, SEK 1,046,925, Sin$ 601,016, GBP 9,450, AUD 50,250, CHF 183,000 and DEM 119,429 in 2000 and US$ 4,966,662, EURO 368,596, SEK 362,650, Sin$ 172,551, GBP 4,800 and DEM 11,185 in 1999) (see Note 38f)	US$ 6,714,469	US$ 5,497,370
PT Bank Pan Indonesia Tbk, Jakarta (Rp 50,000,000,000) (see Note 38s)	5,210,897	-
Credit Suisse First Boston, Singapore	5,000,000	-
PT Bank Sumitomo Mitsui Indonesia, Jakarta (formerly PT Bank Sumitomo Indonesia) (see Note 38u)	3,200,000	3,200,000
PT Bank Central Asia Tbk, Jakarta (Rp 27,144,040,556) (see Note 38t)	2,828,956	-
Bank of America N.A., Jakarta (Rp 27,000,000,000 in 2000 and 1999) (see Note 38c)	2,813,966	3,802,817
PT Bank Universal Tbk, Jakarta (Rp 25,000,000,000)	2,605,524	-
Maybank International Ltd., Malaysia	2,400,000	-
PT Indosuez Indonesia Bank, Jakarta (see Note 38g)	2,000,000	6,000,000
PT Bank Sanwa Indonesia, Jakarta (formerly PT Sanwa Indonesia Bank) (see Note 38h)	1,998,180	1,583,190
PT Bank Maybank Indocorp Jakarta (formerly PT Maybank Nusa International), (US$ 559,413, EURO 100,795, Sin$ 887,210 and AUD 23,000 in 2000 and US$ 967,016 and JP¥ 6,220,000 in 1999)	1,177,954	1,027,877
PT Bank Mayapada Internasional Tbk, Jakarta (Rp 10,000,000,000)	1,042,253	-
ING Bank N.V., Singapore	-	100,000,000
Total short-term loans payable - third parties	372,472,454	144,019,710
Less unamortized interest (see Note 2h)	(5,994,522)	-
Net	US$ 366,477,932	US$ 144,019,710
<u>Related parties</u> (see Note 7f)		
PT Bank Credit Lyonnais Indonesia, Jakarta	US$ 145,881	US$ -
PT Bank Internasional Indonesia Tbk, Jakarta	-	44,350,972

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

		2000		1999
PT Bank Fuji International Indonesia, Jakarta (formerly PT Fuji Bank International Indonesia) (US$ 10,768,165, JP¥ 83,769,142, EURO 398,808, GBP 26,000, DEM 138,060 and Sin$ 87,888 in 1999)	US$	-	US$	12,155,203
PT Bank Internasional Indonesia Tbk - Cayman Islands Branch		-		3,388,856
Total short-term loans payable - related parties	US$	145,881	US$	59,895,031
Total short-term loans payable	US$	366,623,813	US$	203,914,741

The above short-term loans payable represent mostly working capital loans which include revolving loan facilities, bill discounting facilities (see Note 6), import usance and sight letters of credit facilities, trust receipts and export facilities, foreign exchange facilities, product purchase and prepayment arrangement and overdraft facilities.

These short-term loans payable bear annual interest rates as follows:

	2000	1999
US Dollars	8.6% - 15.8%	6.5% - 14.8%
Rupiah	15.2% - 20.0%	16.5% - 49.5%
Other foreign currencies	2.9% - 7.7%	3.1% - 8.6%

As of December 31, 1999, IKF II (see Note 1c), a wholly-owned Subsidiary, has outstanding loans payable to ING Bank N.V., Singapore.

The loan agreements include negative covenants and restrictions relating to, among others, the maintenance of certain financial ratios and surplus cash balances by the Company and Asia Pulp & Paper Co. Ltd. (APP), direct or indirect majority ownership by APP in the outstanding common stock of and management control in the Company and continuing guarantee from the Company for facilities extended to Vestwin Paper Corporation and Linden Trading Company (related party trading companies), changes in capital structure, ceasing in carrying on the business, lease or sale of significant part of the Company's and Subsidiaries' assets and investments, entering into merger, acquisition, consolidation, reorganization, dissolution or undertaking a material change in the nature of the business, failure to pay any indebtedness (cross-default) in excess of certain material amount, providing of loan or guarantee, profit distribution and payments to stockholders and entering into non-arms' length transactions.

Certain of these loans also include balances covered by pledge of Purinusa's shares held in the Company covering 100% - 200% of the facilities amount, fiduciary transfer of and security on imported raw materials and spare parts, assignment of deposit covering 5% - 35% of nominal value of bills and letters of credit, standby letters of credit from Malayan Banking Berhad, receivables on sold goods, pledge of 30% from rediscounting export notes amount in the form of time deposits, pledge of Massingham International Limited's shares held in Golden Agri Resources Limited and Flambo International Limited's shares held in Asia Food & Properties Limited (related party companies) at an amount not less than US$ 60 million, corporate guarantee from APP in 2000 for facilities totaling US$ 70 million and by a letter of comfort from Purinusa in 1999 (see Notes 3, 6, 7g, 8 and 22).

(In United States Dollars, Unless Otherwise Stated)

As of December 31, 2000, the Company has unused credit facilities of approximately US$ 75,611,630.

As of December 31, 2000, the Company was in technical default due to non-compliance with certain financial ratios, among others, under the loan covenants. Also, in March 2001, APP and its Subsidiaries, including the Company, announced the debt standstill on all their obligations (principal and interest payments) to creditors, except for certain trade creditors (see Notes 35g and h).

17. ACCOUNTS PAYABLE - TRADE

This account represents amounts due to suppliers for purchases of raw materials, spare parts and factory supplies as follows:

	2000		1999	
Third parties	US$	128,438,672	US$	119,575,611
Related parties (see Note 7(5))		7,340,026		12,224,691
Total (see Note 34)	US$	135,778,698	US$	131,800,302

18. TAXES PAYABLE

This account consists of the following taxes payable:

	2000		1999	
Income taxes				
Subsidiary - IK Finance B.V. ((NLG 272,975) in 2000 and NLG 98,060 in 1999) (see Note 1c)	(US$	115,262)	US$	44,721
Article 21 (Rp 16,620,348,128 in 2000 and Rp 8,031,765,640 in 1999)		1,732,184		1,131,235
Article 22 (Rp 424,093,266 in 2000 and Rp 317,681,945 in 1999)		44,199		44,742
Articles 23 and 26 (Rp 9,995,126,801 in 2000 and Rp 12,470,959,505 in 1999)		1,041,627		1,756,474
Total	US$	2,702,748	US$	2,977,172

The following presents the reconciliation between loss before tax expense (income) and estimated tax loss for the year ended December 31, 2000 which were based on the Rupiah consolidated income statement.

Loss before tax expense (income) per consolidated statement of income	(Rp	6,584,547,986,833)
Net income of the Subsidiaries before tax expense (income)		698,428,377,303
Eliminating transactions relating to Subsidiaries	(	30,050,726,151)
Company's commercial loss before tax expense (income)	(	5,916,170,335,681)
Temporary differences		2,662,541,874,671
Permanent differences	(	152,619,006,445)
Company's estimated tax loss	(	3,406,247,467,455)

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

Tax loss carryforward balance in accordance with the tax office's decision letter (SKP) for the year 1998 (after compensation)	(Rp 170,423,017,612)
Company's balance of estimated tax loss carryforward after tax loss compensation	(Rp 3,576,670,485,067)

Temporary differences consist mainly of depreciation in 2000 and 1999 and provision for doubtful accounts and loss on the decline of inventory value in 2000. Permanent differences consist mainly of interest income already subjected to final tax and non-deductible interest expense.

The Company has reported its year 2000 income tax return to the Tax Offices on March 31, 2001 based on unaudited amounts pending the completion of the audit.

There were no tax expense (income) for the current year in 2000 and 1999 since the Company incurred tax loss in 2000 and still has prior years' accumulated tax losses in 1999. The income of IK Mauritius, IKF II, IKF III, IKF IV, IKF V, IKF VI, IKF VIII, IK Trading and IK Trading II are subject to income tax at 0%. IK Trading I and II reported no income in 2000.

Tax expense (income) and estimated tax payable of the Company and its Subsidiaries are as follows:

	2000		1999	
Tax expense - current year (at prevailing tax rate)				
Company	US$	-	US$	-
Subsidiary - IK Finance BV		303,418		250,627
Tax expense - current year	US$	303,418	US$	250,627
Tax expense (income) - deferred				
Temporary differences at maximum tax rate (30%)				
Valuation allowance	US$	235,824,813	(US$	79,812,941)
Revaluation of property, plant and equipment net of depreciation		16,399,530		9,466,251
Depreciation of property, plant and equipment		14,251,528		35,629,281
Amortization of deferred charges		12,445,498		287,562
Transactions under capital lease		640,640		2,382,983
Allowance for doubtful accounts	(	123,995,616)		-
Accumulated tax loss	(	110,105,320)		28,296,691
Employees' benefits	(	2,605,720)		-
Loss on the decline of inventory value	(	639,801)		-
Tax expense (income) - deferred	US$	42,215,552	(US$	3,750,173)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

The following are the tax effects on significant temporary differences between accounting reporting and tax reporting purposes:

	2000	1999
Deferred tax assets		
Allowance for doubtful accounts	US$ 123,995,616	US$ -
Accumulated tax loss	111,829,197	1,723,877
Revaluation of property, plant and equipment - net	53,947,160	70,346,690
Employees' benefits	2,605,720	-
Inventories	639,801	-
Total	293,017,494	72,070,567
Valuation allowance	(235,824,813)	-
Net	57,192,681	72,070,567
Deferred tax liabilities		
Property, plant and equipment	101,877,922	87,626,394
Deferred charges	14,086,840	1,641,342
Transactions under capital lease	1,651,432	1,010,792
Total	117,616,194	90,278,528
Deferred tax liabilities - net (see Note 34)	(US$ 60,423,513)	(US$ 18,207,961)

Tax losses recorded as deferred tax assets represents amounts which can be compensated against taxable income within a period of five years since the date they were incurred.

Deferred tax assets and liabilities, other than accumulated tax loss, arose from the difference in the methods or basis used for accounting and tax reporting purposes, mainly comprising depreciation on property, plant and equipment, revaluation of property, plant and equipment, transactions under capital lease, allowance for doubtful accounts, loss on the decline of inventory value and amortization of deferred charges. The difference in the basis of recording of property, plant and equipment and deferred charges is due to the differences in the estimated useful lives of the assets and depreciation and amortization methods for accounting and tax reporting purposes. The difference in the basis of recording of capital lease transactions is due to the differences in the expense recognition method for accounting and tax reporting purposes. The difference in the basis of recording of revaluation on property, plant and equipment resulted from the capitalization of net operating loss carryforwards to the tax basis of property, plant and equipment. The difference in the basis of provision for doubtful accounts and loss on the decline of inventory value are due to the difference in timing of recognition for accounting and tax reporting purposes which for tax reporting, the recognition should fulfill certain criteria.

Based on the review of the adequacy of the valuation allowance at the end of the year, the management has the opinion that the valuation allowance as of December 31, 2000 is adequate to cover benefits that will not be realized. No valuation allowance is provided as of December 31, 1999 since the management has the opinion that all benefits will be more likely than not realized.

Based on the Decision Letter of the Director General of Taxes dated November 17, 2000, the Company's taxable income for the fiscal year 1999 amounting to Rp 757,861,676,061 was adjusted to Rp 628,237,079,266. The Company has no obligation to pay income tax due to its accumulated tax loss carryforwards from prior years.

(In United States Dollars, Unless Otherwise Stated)

Based on the Decision Letter of the Director General of Taxes dated February 22, 2000, the Company's tax loss for the fiscal year 1998 amounting to Rp 791,591,977,745 was adjusted to Rp 787,201,873,995.

Based on the Decision Letter of the Director General of Taxes dated January 11, 1999, the Company's tax loss for the fiscal year 1997 amounting to Rp 2,741,985,269,102 was adjusted to become taxable income of Rp 62,766,016,579 mainly due to the revaluation increment on property, plant and equipment. The Company has no obligation to pay income tax due to its accumulated tax loss carryforwards from prior years.

19. LONG-TERM NOTES AND BONDS PAYABLE - NET

This account consists of:

	2000		1999	
Guaranteed Senior Notes Due 2007	US$	600,000,000	US$	600,000,000
Guaranteed Secured Notes Due 2002 and 2006		350,000,000		350,000,000
Guaranteed Notes Due 2005		165,000,000		-
Guaranteed Notes Due 2005		165,000,000		-
Guaranteed Senior Notes Due 2002		110,000,000		110,000,000
Indah Kiat I 1999 Bonds due 2004 and 2006 (Rp 1,000,000,000,000)		104,222,966		140,845,070
Guaranteed Notes Due 2005		100,000,000		-
Japanese Yen Bonds - First Series due 2000 (JP¥ 37,000,000,000)		-		362,028,830
Senior Secured Notes Due 2000		-		175,000,000
Total	US$	1,594,222,966	US$	1,737,873,900
Current maturities	US$	1,594,222,966	US$	537,028,830
Less: unamortized discount (see Notes 2o and 40)	(	124,571,893)	(	5,325,585)
Net	US$	1,469,651,073	US$	531,703,245
Long-term portion	US$	-	US$	1,200,845,070
Less: unamortized discount(see Notes 2o and 40)		-	(	20,498,725)
Net	US$	-	US$	1,180,346,345

Under an indenture dated July 3, 1997 among IK Mauritius (see Note 1c), a Subsidiary, the Company and First Trust of New York, N.A., (succeeded by U.S. Bank Corporate Trust Services) as trustee, IK Mauritius issued US$ 600 million Guaranteed Senior Notes Due 2007 which will be due on July 1, 2007 unless redeemed prior to its maturity date. These notes may be redeemed at the issuer's option in whole or in part at any time on or after July 1, 2002 at 105% of the principal amount plus accrued interest, declining ratably to 102.5% on or after July 1, 2003 and to 100% on or after July 1, 2004. These notes which are listed on the Luxembourg Stock Exchange are fully, unconditionally and irrevocably guaranteed by the Company and bear annual interest at 10% which is payable semi-annually in arrears

(In United States Dollars, Unless Otherwise Stated)

on January 1 and July 1 of each year. The net proceeds from the issuance of the Guaranteed Senior Notes were used to refinance certain short-term and long-term loans payable which have original maturity in 1997 and 1998. At July 1, 1999, the Company and IK Mauritius amended the agreement whereby they had agreed to change the currency of the loan from U.S. Dollar to Japanese Yen and change the interest rate from 10% to 5.5% adjusting with the change in the loan currency. Notes amounting to US$ 598.455 million are registered under the U.S. Securities Act "The Securities Act of 1933". Based on Moody's Investor Service's latest rating on November 6, 2001, the above notes are rated as "Ca" which represents obligations that are speculative in a high degree and such issues are often in default or have other marked shortcomings.

Under an indenture dated June 29, 1994 among IK Finance BV (see Note 1c), a Subsidiary, the Company and BankAmerica National Trust Company (succeeded by First Trust of New York, N.A. and succeeded again by U.S. Bank Corporate Trust Services), as trustee, IK Finance BV issued Guaranteed Secured Notes of US$ 150,000,000 which became due on June 15, 1999, US$ 200,000,000 and US$ 150,000,000 which will be due on June 15, 2002 and 2006, respectively. The notes which are listed on the Luxembourg Stock Exchange are also registered with the U.S. SEC and bear annual interest at 11.375%, 11.875% and 12.5%. The interest is payable semi-annually on June 15 and December 15 of each year. These notes are secured by the Company's real property and all movable assets (other than finished goods inventory, goods in process and raw materials) comprising pulp mills No. 1 and No. 2 and paper mill in Perawang, and any insurance proceeds relating thereto. The net proceeds from the issuance of Guaranteed Secured Notes were used by the Company to refinance certain syndicated long-term bank loans payable, revolving credit and standby letters of credit facilities and syndicated term loan facility which have original maturity in 1997 and 1999. Notes payable amounting to US$ 150,000,000 have been fully paid in 1999. Based on Moody's Investor Service's latest rating on November 6, 2001, the above notes are rated as "Ca" which represents obligations that are speculative in a high degree and such issues are often in default or have other marked shortcomings.

Based on the agreement on the notes payable issued dated July 21, 2000 among IKF III (see Note 1c), a Subsidiary, the Company and APP as the guarantors, The Chase Manhattan Bank, London as principal paying and fiscal agent, Chase Manhattan Bank Luxembourg S.A. as registrar and Credit Suisse First Boston International (CSFBi), London, as calculation agent, IKF III issued Guaranteed Notes amounting to US$ 165,000,000 which will be due on July 24, 2005 unless redeemed or purchased and cancelled prior to its maturity date. At any time, the notes can be redeemed in whole, but not in part, at nominal value plus the accrued interest if IKF III determines there are changes in the governing tax rules. These notes bear annual interest rate at 11.75% payable semi-annually in arrears on January 24 and July 24 of each year. The net proceeds received from these notes were lent to the Company and used to refinance the Company's maturing loans.

Based on the agreement on the notes payable issued dated August 24, 2000 among IKF III (see Note 1c), a Subsidiary, the Company and APP as the guarantors, The Chase Manhattan Bank, London as principal paying and fiscal agent, Chase Manhattan Bank Luxembourg S.A. as registrar and CSFBi, London, as calculation agent, IKF III issued Guaranteed Notes amounting to US$ 165,000,000 which will be due on August 25, 2005 unless redeemed or purchased and cancelled prior to its maturity date. At any time, the notes can be redeemed in whole, but not in part, at nominal value plus the accrued interest if IKF III determines there are changes in the governing tax rules. These notes bear annual interest rate at 11.75% payable semi-annually in arrears on August 25 and February 25 of each year. The net proceeds received from these notes were lent to the Company and used to refinance the Company's maturing loans.

(In United States Dollars, Unless Otherwise Stated)

Based on the agreement on the notes payable issued dated March 31, 2000 (which has been amended on April 11, 2000) among IKF IV (see Note 1c), a Subsidiary, the Company and APP as the guarantors and The Bank of New York as trustee, IKF IV issued Guaranteed Senior Notes amounting to US$ 110,000,000 which are payable in eight equal quarterly installments starting on March 31, 2001 (which has been amended to become April 11, 2001) up to December 31, 2002, except if redeemed or purchased and cancelled prior to its maturity date. At any time, the notes can be paid in whole or in part at 100% of the nominal value plus the accrued interest. These notes payable bear annual interest at 15%, which is payable semi-annually every March 31 (which has been amended to become April 11) and September 30. The net proceeds received from these notes were lent to the Company and used to refinance the Company's maturing loans.

On October 20, 1999, the Company issued and listed Indah Kiat I 1999 Bonds in the aggregate principal of Rp 1 trillion at the Surabaya Stock Exchange. The bonds comprise three series of A series which bear annual interests at 17% and 17.8% due within 5 and 7 years, respectively, B series which bear annual floating interest of six-month JIBOR + 2% and JIBOR + 2.5% due within 5 and 7 years, respectively, and C series which bear annual floating interest at the average of six-month rupiah time deposits from four banks, namely, PT (Persero) Bank Mandiri, PT (Persero) Bank Negara Indonesia Tbk, PT Bank Danamon Indonesia Tbk and PT Bank Central Asia Tbk plus fixed premium at 2.5% and 3% due within 5 and 7 years, respectively. The net proceeds from the issuance of these bonds were used to repay part of the unsecured Japanese Yen Bonds - First Series amounting to JP¥ 37 billion which became due in March 2000 (see also Notes 35i and 38n). Based on PT Pemeringkat Efek Indonesia (Pefindo)'s latest rating announcement on November 30, 2001, the above bonds were rated on April 14, 2001 as "$_{id}$D" which represents default bonds.

Based on the agreement on the notes payable issued dated March 6, 2000 among IKF III (see Note 1c), a Subsidiary, the Company and APP as the guarantors and The Chase Manhattan Bank, London, as principal paying and fiscal agent and The Chase Manhattan Bank Luxembourg S.A. as registrar, IKF III issued Guaranteed Notes amounting to US$ 100,000,000 which will be due on March 8, 2005 unless redeemed or purchased and cancelled prior to its maturity date. At any time, the notes can be paid in whole, but not in part, at nominal value plus the accrued interest if IKF III determines there are changes in the governing tax rules. These notes payable bear annual interest at 11.75% payable semi-annually in arrears every March 8 and September 8 each year. The net proceeds from the issuance of these notes were lent to the Company and used as working capital and to refinance the maturing loans.

Based on the agreement dated February 23, 1996 with a syndicate of banks wherein The Fuji Bank Limited, Japan, acts as the representative, on March 14, 1996, IK Finance BV (see Note 1c), a Subsidiary, issued Unsecured Japanese Yen Bonds - First Series with a principal amounting to JP¥ 37,000,000,000, guaranteed by the Company and redeemable at a price equal to the principal on March 14, 2000. IK Finance BV may redeem the bonds prior to maturity at a price more than the principal. These bonds bore interest at the annual rate of 6.15% from March 15, 1996, payable semi-annually in arrears on March 14 and September 14 of each year, or if IK Finance BV fails to redeem the bonds on the due date, interest will be charged from the due date to payment date. These bonds were listed on the Tokyo Stock Exchange and registered with the Japanese Ministry of Finance. The Company has appointed The Fuji Bank Limited, Japan as the trustee. In March 2000, these bonds have been fully paid, a part of such payment was from the entire proceeds of the Rp 1 trillion Indah Kiat I 1999 Bonds (see above).

(In United States Dollars, Unless Otherwise Stated)

- The Company issued US$ 175,000,000 Senior Secured Notes on November 1, 1993, priced at 99.921% and due at par on November 1, 2000. The notes were listed on the Luxembourg Stock Exchange and bore annual interest at 8.875% which were payable semi-annually on May 1 and November 1 of each year. The notes were collateralized by the real property and all movable assets (other than finished goods inventory, goods in process and raw materials) comprising the Company's pulp mill No. 8 in Perawang and any insurance proceeds relating thereto. These notes were issued under an indenture dated November 1, 1993 between the Company and BankAmerica National Trust Company (succeeded by First Trust of New York, N.A. and succeeded again by U.S. Bank Corporate Trust Services), as trustee. The net proceeds from the Senior Secured Notes were used to finance a portion of the construction costs of pulp mill No. 8 in Perawang. In November 2000, these notes have been fully paid.

The long-term notes and bonds payable agreements include certain covenants relating to, among others, the repurchase of the notes and bonds upon change in the controlling stockholders, redemption of the notes and bonds in case of changes in tax laws, maintenance of certain financial ratios, limitation on incurrence of debt, restricted payments, distributions from subsidiaries, asset sales and sales and leaseback transactions, pledge of property, not allowing any lien on present and future properties, securing guarantees, making advances and obtaining new loans or investments without the consent of the trustee.

As of December 31, 2000, the Company and certain Subsidiaries were in technical default due to non-compliance with certain financial ratios, among others, under the loan covenants in the agreements. In March 2001, APP and its Subsidiaries, including the Company, announced the debt standstill on all their obligations (principal and interest payments) to creditors, except for certain of trade creditors. In 2001, the Company paid interests to the bondholders of Indah Kiat I 1999 Bonds (see Notes 35g, i and 38n). Hence, all of the above long-term notes and bonds payable balances have been reclassified to current maturities as of December 31, 2000.

20. LONG-TERM BANK AND SUPPLIER LOANS PAYABLE - NET

This account consists of:

		2000		1999
Third parties				
Syndicated loans arranged by:				
- BA Asia Limited, Hong Kong (US$ 231,500,000, JP¥ 2,111,000,000 and Rp 98,735,000,000)	US$	260,177,186	US$	-
- IKB Deutsche Industriebank Aktiengesellschaft, Dusseldorf (DEM 186,194,074 in 2000 and DEM 201,707,931 in 1999)		88,422,877		103,824,470
- Barclays Bank Plc., London and Credit Lyonnais France Bankfilial, Stockholm		59,070,120		71,046,921
- Sampo Bank Plc , Helsinki (formerly Leonia Corporate Bank Plc.)		41,214,375		50,373,125
- Creditanstalt Bankverein, Vienna		10,540,000		13,175,000
- Export Development Corporation, Canada		6,000,000		7,500,000

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

	2000	1999
- BA Asia Limited, Hong Kong (US$ 355,000,000 and JP¥ 5,316,445,125)	US$ -	US$ 407,019,820
Kvaerner Pulping OY, Finland and Sampo Bank Plc., Helsinki	53,800,000	-
Bank of America N.T. & S.A. and ABN AMRO Bank N.V.	51,720,230	58,260,634
Mitsubishi Corporation, Tokyo, Japan (JP¥ 5,421,899,095 in 2000 and JP¥ 3,700,581,949 in 1999)	47,225,013	36,209,084
IKB Deutsche Industriebank Aktiengesellschaft, Dusseldorf (DEM 22,913,464 and US$ 29,340,270 in 2000 and DEM 29,915,891 and US$ 25,457,500 in 1999)	40,221,789	40,856,009
Export Development Corporation, Canada	22,586,042	19,296,357
Bank One, N.A., Chicago, United States of America	19,924,220	25,257,074
Bayerische Hypo-und Vereinsbank Aktiengesellschaft (formerly Bayerische Vereinsbank AG), Munich, Germany (DEM 18,200,606 and US$ 5,458,149 in 2000 and DEM 22,472,890 in 1999)	14,101,521	11,567,398
IKB Deutsche Industriebank Aktiengesellschaft, Dusseldorf and BHF Bank Aktiengesellschaft, Frankfurt, Germany	11,591,571	15,455,429
Bank of America N.T. & S.A., United States of America and United Kingdom	7,499,177	10,953,003
Bank of America, S.A. Madrid	6,394,507	9,297,981
IKB Deutsche Industriebank Aktiengesellschaft, Dusseldorf and Kreditanstalt fur Wiederaufbau, Frankfurt am Main	5,825,634	6,990,760
Export-Import Bank of the United States, United States of America	5,805,156	6,860,640
Deutsche Bank AG, Succursale de Paris	3,600,448	4,572,102
Sampo Bank Plc., Helsinki (formerly Leonia Corporate Bank Plc.)	3,521,015	951,277
Credit Lyonnais Bank, Copenhagen	3,311,019	4,179,565
Credit Lyonnais France Bankfilial, Stockholm and Den Danske Aktieselskab, Copenhagen	2,968,200	4,452,300
Bank of America, United States of America (formerly Nationsbank, N.A.)	1,967,795	3,279,659
The Trade Bank (formerly Norwest Bank Minnesota N.A.) Minnesota, United States of America	612,538	2,174,524
ABN AMRO Bank (Deutscheland) AG, Hamburg (DEM 771,040 in 2000 and DEM 2,313,120 in 1999)	366,163	1,190,632
Total	768,466,596	914,743,764

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

	2000		1999	
Related party				
PT Bank Internasional Indonesia Tbk				
Credit facilities (US$ 155,310,606 and Rp 994,658,671,738)	US$	258,974,876	US$	-
Cash loan		24,555,774		-
Total		283,530,650		-
Current maturities				
Third parties		768,466,596		250,943,621
Less: unamortized discount (see Notes 2o and 40)	(	6,963,750)	(	8,606,654)
Third parties - Net	US$	761,502,846	US$	242,336,967
Related party	US$	283,530,650	US$	-
Current maturities - net	US$	1,045,033,496	US$	242,336,967
Long-term portion				
Third parties - net	US$	-	US$	663,800,143

On March 30, 2000, the Company and its Subsidiary, IK Finance BV (see Note 1c), obtained an unsecured term loan facility of US$ 264,500,000 arranged by BA Asia Limited (as Coordinating Arranger) and The Fuji Bank Limited, Singapore Branch as an agent. This facility consists of Tranches A and B US Dollar facility of US$ 231,500,000, Rupiah facility of US$ 13,000,000 (Rp 98,735,000,000) and Japanese Yen facility of US$ 20,000,000 (JP¥ 2,111,000,000). Tranche A which has been drawn down by the Company consists of commitments in US Dollar and Rupiah of US$ 99.5 million and US$ 13 million, respectively. Tranche B which has been drawn down by the IK Finance BV and lent to the Company consists of commitments in US Dollar and Japanese Yen of US$ 132 million and US$ 20 million, respectively. These facilities will be due on April 10, 2001 and 2002. Tranche A facility is guaranteed by Asia Pulp & Paper Co., Ltd. (APP) and Tranche B facility is unconditionally and irrevocably guaranteed by the Company and APP.

In 1994, the Company entered into an agreement (as amended) with IKB Deutsche Industriebank Aktiengesellschaft, Dusseldorf, Germany (IKB), whereby IKB, as the agent, agreed to arrange a long-term facility to finance up to 85% of the capital expenditures on the machinery construction at the Serang board mill, or German Deutschemark (DEM) 348,853,600, which has been changed to DEM 320,447,131 and subsequently changed to DEM 310,319,894. This facility is payable in 20 semi-annual installments starting on December 30, 1996 up to June 30, 2006. These loans are covered by the Guarantee of Finance Credit with Hermes Kreditversicherungs-AG, Germany and with Oesterreichische Kontrollbank AG, Austria for export credit insurance.

In relation to the packaging paper machine construction at Perawang Mill, the Company obtained syndicated loans with several banks and financial institutions arranged by Barclays Bank Plc., London, and Credit Lyonnais France Bankfilial, Stockholm, with maximum amounts of US$ 76,075,000, US$ 18,398,681 and US$ 10,540,000, or totaling US$ 105,013,681. The loans are payable in 16 semi-annual installments starting on June 30, 1997 and guaranteed by the same creditor banks and financial institutions and EKN, The Swedish Export Credits Guarantee Board. This facility will be due on January 18, 2005, December 30, 2004 and March 1, 2005.

(In United States Dollars, Unless Otherwise Stated)

In 1996, the Company entered into an export credit facility agreement with Sampo Bank Plc. (formerly Leonia Corporate Bank Plc.), Helsinki, Barclays Bank Plc., and Credit Lyonnais France Bankfilial as the arranger of syndicated banks to make available to the Company a long-term loan facility of US$ 73,270,000 to finance the purchase of recovery boiler machinery at Perawang Mill. The loans are payable in 16 semi-annual installments starting on July 3, 1997 up to January 3, 2005, and are guaranteed by The Finnish Guarantee Board and a group of bank guarantors and financial institutions.

In 1996, the Company entered into an export credit facility agreement with Creditanstalt Bankverein, Vienna, Austria, as an agent, whereby the lenders agreed to make available to the Company a loan facility of up to US$ 21,080,000. The loans are payable in 16 semi-annual installments starting on January 27, 1997 up to July 27, 2004 and guaranteed by the Oesterreichische Kontrollbank AG, Austria.

In 1996, Export Development Corporation, Canada (EDC) as a lender (with BZW, Investment Banking Division of Barclays Bank Plc., as the arranger), agreed to make available to the Company the investment credit facility to finance the purchase of recausticizing system machinery with the maximum amount of US$ 12,000,000. This facility is payable in 16 installments starting on March 15, 1997 up to September 15, 2004 and is guaranteed by Barclays Bank Plc., up to 30% of the total facility.

In 1997, the Company and IK Finance BV (see Note 1c), a Subsidiary, obtained an unsecured term loan facility from a group of overseas and domestic financial institutions (as Lead Arrangers) arranged by BA Asia Limited, Hong Kong and The Fuji Bank Limited, Singapore Branch (Fuji Bank) (as Coordinating Arrangers) with Fuji Bank as the Agent, for US$ 400,000,000. This facility consists of Tranche A and B U.S. Dollar facility of US$ 355,000,000 and Japanese Yen facility of US$ 45,000,000 (JP¥ 5,316,445,125). Tranche A which is borrowed by the Company consists of U.S. Dollar and Japanese Yen bank commitments of US$ 94 million and US$ 27 million, respectively. Tranche B which is borrowed by the IK Finance BV, consists of U.S. Dollar and Japanese Yen bank commitments of US$ 261 million and US$ 18 million, respectively. This facility will be due on April 30, 2002 with a put option (early repayment) on April 30, 2000. Tranche B is unconditionally and irrevocably guaranteed by the Company. The Company and IK Finance BV made an early repayment of this loan facility on April 10, 2000.

On August 10, 2000, IKF VIII (see Note 1c), a Subsidiary, issued six promissory notes to Kvaerner Pulping OY, Finland of US$ 8,966,666 each totaling US$ 53,800,000 which are guaranteed by the Company and APP and due on several dates starting on September 30, 2001 up to March 31, 2004 unless redeemed, repaid, purchased or cancelled prior to maturity date. The loan was lent to the Company to finance the purchase of multifuel boiler. In September 2000, Kvaerner Pulping OY endorsed three promissory notes to Sampo Bank Plc., Helsinki totaling US$ 26,900,000.

In 1997, the Company entered into an agreement with Bank of America N.T. & S.A., (BOA) U.S.A. and ABN AMRO Bank N.V. (ABN), U.S.A., whereby BOA, as the agent, agreed to arrange an export financing credit with a maximum amount of US$ 67,559,544. The loan is payable in 20 semi-annual installments starting on April 15, 1999 up to October 15, 2008 and guaranteed by Export-Import Bank of the United States and APP. In 1998, the Company also obtained credit facilities from BOA, London branch and ABN, Stockholm branch to finance 85% of the purchase price of machinery for the production of fine paper with maximum amounts of US$ 5,131,487, whereby BOA acts as the agent. The loan is payable in 20 semi-annual installments starting on November 30, 1998 and guaranteed by EKN, The Swedish Export Credits Guarantee Board for export credit insurance. The Company also obtained credit facilities from ABN AMRO (Deutschland) AG, Dusseldorf branch and BOA, Frankfurt am Main branch to finance the purchase of machinery for the production of fine paper with a maximum amount of US$ 6,970,000. The loan is payable in 20 semi-annual installments starting on September 30, 1998 up to March 30, 2008 and guaranteed by Hermes Kreditversicherungs - AG, Germany for export credit insurance.

(In United States Dollars, Unless Otherwise Stated)

The Company entered into a machine purchase agreement with Mitsubishi Corporation, Tokyo, Japan (MC), whereby the Company agreed to pay a portion of the purchase price through a loan amounting to JP¥ 4,576,788,300 payable in 16 semi-annual installments of JP¥ 286,049,268 over eight years, with the first installment due six months from the bill of lading date of the last major shipment. In relation with the purchase agreement, MC obtained a loan from The Export-Import Bank of Japan and a syndication of several banks with a total amount of up to JP¥ 4,029,000,000. The total value of machinery fully received amounted to JP¥ 5,474,905,630. This facility is secured by the machinery obtained through this facility. In 1998, the Company obtained a credit facility from MC to finance the purchase of paper machine and electrical distribution system and drives amounting to JP¥ 2,215,196,552. The Company agreed to pay a portion of the equipment purchase price through a loan amounting to JP¥ 1,882,917,069 which is payable in 16 semi-annual equal installments, with the first installment due not later than May 15, 1998. This loan is guaranteed by APP. In 2000, the Company also entered into a purchase agreement with MC to purchase main components of CFB multifuel boiler amounting to JP¥ 2,528,780,320 payable in 2 installments on May 21, 2001 and May 15, 2002.

In 1997, the Company entered into an agreement with IKB to finance 85% of the capital expenditures on the machinery construction at the Serang Paper Mill with a maximum amount of DEM 5,010,106. This facility is payable in 14 semi-annual equal consecutive installments starting on September 28, 1998 and will be due on March 29, 2005. This facility is covered by the Guarantee of Finance Credit with Hermes Kreditversicherungs - AG, Germany. The Company also entered into several agreements with IKB to finance 85% of the capital expenditures on the machinery construction with maximum amounts of EURO 2,237,895, DEM 3,187,500, DEM 20,785,050, DEM 3,652,450, US$ 27,837,500 and DEM 2,320,500. These facilities are payable in a range of 10 to 20 semi-annual installments starting on several dates ranging from February 15, 1999 up to October 23, 2000 and will be due on several dates between August 15, 2003 up to March 31, 2010. These loans are covered by the Guarantee of Finance Credit with Hermes Kreditversicherungs-AG, Germany and APP. In 2000, IKB agreed to convert the outstanding loans of DEM 2,320,500 to become US$ 1,118,469 and EURO 2,237,895 to become US$ 2,097,803.

In 1997, the Company obtained credit facilities from EDC with an aggregate maximum amount of US$ 25,000,000. The loan is payable in 6 to 20 semi-annual installments starting on several dates ranging from July 15, 1997 up to April 15, 2000 and will be due on several dates ranging from January 18, 2001 up to October 15, 2009. In 1999, the Company obtained a credit facility from EDC with an aggregate maximum amount of US$ 25,000,000. The loan is payable in 10 to 20 semi-annual installments starting on several dates ranging from July 15, 2000 up to January 15, 2001 and will be due on several dates ranging from January 15, 2005 up to July 15, 2010 and guaranteed by APP.

In 1998, the Company entered into an agreement to purchase a fine paper machine PPM No. 3 with Beloit Corporation, Wisconsin, U.S.A., whereby the Company agreed to pay a portion of the purchase price through a loan amounting to US$ 26,701,678 payable in 8 semi-annual installments, with the first installment amounting to US$ 1,444,604, the second at US$ 1,348,010 and the final six equal installments at US$ 3,984,844 each. The facility will be due on March 30, 2003 and is guaranteed by APP. Beloit Corporation subsequently transferred the loan to Bank One, N.A., Chicago, U.S.A.

The Company obtained a long-term loan facility with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft (formerly Bayerische Vereinsbank AG), Munich, Germany, of DEM 5,465,918, DEM 6,246,480 and DEM 24,565,000 to finance the purchase of offset printing machines, synchro sheeter and vacuum evaporator, vacuum filters and bar screens. These facilities are payable in 10 to 14 semi-annual installments and will be due on several dates ranging from February 3, 2002 up to August 30, 2006. The DEM 6,246,480 and DEM 24,565,000 facilities are guaranteed by Hermes Kreditversicherungs-AG, Germany and the DEM 5,485,977 facility is guaranteed by APP.

(In United States Dollars, Unless Otherwise Stated)

In 1996, the Company entered into another agreement with IKB, whereby IKB and BHF Bank Aktiengesellschaft, Frankfurt, Germany (BHF) as creditors, granted the credit facilities through IKB, as an agent, to finance up to 85% of the Company's capital expenditures on the export credit contract value which includes deliveries of stock preparation machinery and other services with the maximum amount of US$ 27,047,000. This facility is payable in 14 semi-annual installments starting on February 28, 1997 up to August 29, 2003 and covered by the Guarantee of Finance Credit with Hermes Kreditversicherungs - AG, Germany.

In 1997, the Company obtained a credit facility from BOA, U.S.A., with a maximum amount of US$ 4,590,729. This loan is payable in 10 semi-annual installments starting on July 15, 1997 up to January 15, 2002 and guaranteed by Export-Import Bank of the United States, U.S.A.. The Company also obtained a credit facility from BOA, London, with a maximum amount of US$ 2,606,875 to finance the supply and installation of the Serang Mill equipment. The loan is payable in 12 semi-annual installments starting on February 28, 1997 and guaranteed by The Finnish Guarantee Board. In 1998, the Company also obtained a credit facility from BOA, London, with Bank of America International Limited, as agent, to finance 85% of the delivery and installation of machinery for the purification of pulp with the maximum amount of US$ 10,506,000. This loan is payable in 10 consecutive semi-annual installments starting on November 30, 1998 and guaranteed by EKN, The Swedish Export Credits Guarantee Board and APP.

The investment credit facilities obtained from Bank of America, S.A., Madrid (as the agent and arranger), and Barclays Bank Plc. with a maximum amount of US$ 5,617,190, are payable in 13 semi-annual installments starting from April 16, 1996 up to April 16, 2002. The Company also obtained credit facilities from Bank of America, S.A., Madrid with a maximum amount of US$ 14,275,047 which are payable in 14 semi-annual installments starting from October 15, 1996 up to April 15, 2003.

In 1998, the Company entered into an export credit facility agreement with IKB Deutsche Industriebank Aktiengesellschaft, Dusseldorf, Germany (IKB) and Kreditanstalt fur Wiederaufbau, Frankfurt am Main to finance up to 85% of the purchase of two cut-size sheeters with a maximum amount of DEM 9,979,000 which was amended to DEM 12,826,500. This loan is payable in 12 semi-annual installments starting on January 18, 2000 up to January 18, 2005 and is guaranteed by APP and Hermes Kreditversicherungs-AG, Hamburg, Germany.

The investment credit facility from Export-Import Bank of the United States, U.S.A. (EXIM) with a maximum amount of US$ 11,286,191 which was amended to US$ 10,554,831 is payable in 20 semi-annual installments starting from December 15, 1996 up to June 15, 2006.

In 1998, the Company obtained credit facilities from Deutsche Bank, AG, Succursale de Paris to finance 85% of the supply of pallet and roll wrapping system with maximum amounts of FRF 14,516,500 and FRF 20,923,550 (equivalent to US$ 2,395,989 and US$ 3,433,926, respectively). These facilities are payable in 12 equal consecutive semi-annual installments starting on September 15, 1998 and October 30, 1998 and are guaranteed by APP.

In 1999, the Company also obtained credit facilities amounting to US$ 2,637,239 from Sampo Bank Plc. (formerly Leonia Corporate Bank Plc.), Helsinki to finance the purchase of chipper modification for pulp No. 8 and 9. These loans are payable in 10 semi-annual installments starting on September 29, 1999 up to March 31, 2005 and guaranteed by APP and Oesterreichische Kontrollbank AG. In 2000, the Company entered into another agreement with the same bank with a credit facility of US$ 1,147,500 to finance the purchase of DCS upgrade for Perawang Mill. These loans are payable in 6 semi-annual installments starting from April 2, 2001 up to October 1, 2003 and guaranteed by APP.

(In United States Dollars, Unless Otherwise Stated)

The credit facility from Credit Lyonnais Bank, Copenhagen, Denmark with a maximum amount of US$ 6,948,375, is payable in 16 semi-annual installments starting from March 31, 1997 up to September 30, 2004. This facility is guaranteed by Eksportkreditfonden EKF, Copenhagen.

In 1997, the Company obtained a term loan facility from Credit Lyonnais France Bankfilial, Stockholm (as the agent and arranger) and Den Danske Bank Aktieselskab, Copenhagen, with a maximum amount of US$ 7,420,500, which represents 85% of the contract value of the rescreening plant equipment. The loan is payable in 10 semi-annual installments starting from May 29, 1998 up to November 29, 2002 and guaranteed by the creditor banks, EKN, The Swedish Export Credits Guarantee Board and APP.

In 1996, the Company obtained a credit facility from Bank of America, U.S.A. (formerly Nationsbank, N.A., U.S.A.) to finance the purchase of incinerator plant with the facility amount of US$ 6,592,098. This facility is payable in 10 semi-annual installments starting from September 15, 1997 up to 2002 and is guaranteed by Export-Import Bank of the United States, U.S.A.

The credit facility from The Trade Bank (formerly Norwest Bank Minnesota N.A.), Minnesota, U.S.A., with maximum amounts of US$ 3,369,111 and US$ 4,931,772 was obtained to finance the purchase of synchronous rotary knife sheeters and flexoprinters slotters, stackers and prefeeders. This facility is payable in 10 semi-annual installments and will be due on several dates between January 15, 2001 up to June 15, 2001. The facility is guaranteed by Export-Import Bank of the United States, U.S.A.

The credit facility from ABN AMRO Bank (Deutscheland) AG, Hamburg, Germany was obtained to finance 80% of the purchase value of a cardboard machine up to DEM 7,710,400. This facility is payable in 10 semi-annual installments starting on December 30, 1996 up to March 3, 2001.

On September 30, 2000, the Company and PT Bank Internasional Indonesia Tbk (BII) entered into a Credit Agreement with cash loan facilities amounting to US$ 24,555,774 and other credit facilities amounting to US$ 155,310,606 and Rp 994,658,671,738. These facilities have been extended several times and the last amendment extended the maturity date up to September 30, 2003. The facilities bear interest at 10% for US dollar facilities and 17% for Rupiah facility. These other credit facilities arose in 2000 due to the uncollected export trade receivables from export trade customers which were previously sold on a "without recourse" basis to BII (see Notes 7f and k, 35c and d).

These loan facilities bear annual interest rates as follows:

	2000	1999
U.S. Dollars	5.9% - 12.5%	5.2% - 8.9%
German Deutschemark	3.6% - 6.2%	3.6% - 5.1%
Japanese Yen	1.9% - 6.0%	1.9% - 3.8%
European Euro	4.2% - 5.1%	-
Indonesian Rupiah	15.4% - 20.5%	-

The agreements include certain negative covenants and restrictions relating to, among others, the maintenance of certain financial ratios, non-payment of matured debt by the Company, APP or any of its Subsidiaries (cross-default), entering into merger or consolidation, providing prior written notification and obtaining prior consent of creditors on additional borrowings, pledge of assets in these facilities which can not be pledged to other facilities, termination of guarantee of guarantor, providing guarantee except for Subsidiary's obligation, material modification of contract, transfer or disposal of the Company's assets and majority ownership or direct or indirect control by APP, or the Widjaja family or changes in APP's directors or commissioners, incurring adverse changes in the Company's business and financial condition.

(In United States Dollars, Unless Otherwise Stated)

As of December 31, 2000, the Company has unused credit facilities of approximately US$ 20,565,687.

As of December 31, 2000, the Company and certain Subsidiaries were in technical default due to non-compliance with certain financial ratios, among others, under the loan covenants in the agreements. In March 2001, APP and its Subsidiaries, including the Company, announced the debt standstill on all their obligations (principal and interest payments) to creditors, except for certain of trade creditors. Hence, all of the above long-term bank and supplier loans payable have been reclassified to current maturities as of December 31, 2000.

21. OBLIGATIONS UNDER CAPITAL LEASE

In 1995, the Company entered into a syndicated sale and leaseback transaction with PT Central Sari Finance Corporation (CSFC) as an agent, covering the sale and leaseback of machinery. The syndicated lease agreement provides the Company with an option to purchase the leased assets at the end of the lease term which expired on December 19, 2000. The principal totaling US$ 21,500,000 is payable in 20 quarterly installments of US$ 1,075,000 each from March 19, 1996 up to December 19, 2000. The interest is payable under the same terms as the principal. As of December 31, 2000 and 1999, the balance of obligation under capital lease amounted to US$ 1,075,000 and US$ 4,300,000, respectively. The machinery is recorded under "Machinery Under Capital Lease" as of December 31, 2000 and 1999 (see Note 12). As of December 31, 2000, the Company has not paid the last installment and entered into a negotiation for rescheduling with CSFC (see Note 38k).

In 1996, the Company entered into a sale and leaseback transaction with PT Summit Sinar Mas Finance (SSMF), a related party, covering the sale and leaseback of automation system equipment with an option to purchase the leased assets at the end of the lease term which will expire on July 18, 2001. The principal totaling US$ 6,870,072 is payable in 20 quarterly installments of US$ 343,504 each from October 1996 up to July 2001. The interest is payable under the same terms as the principal. In July 1997, the Company partially terminated the lease relating to the power plant asset and fully paid the remaining lease obligation balance of US$ 1,213,920, therefore acquiring such asset with a cost of US$ 1,686,000. Accordingly, the remaining principal of US$ 4,014,504 is payable in 15 quarterly installments of US$ 267,634 each from January 1998 up to July 2001. As of December 31, 2000 and 1999, the outstanding obligation under capital lease amounted to US$ 802,901 and US$ 1,873,433, respectively, and the equipment is recorded under "Machinery Under Capital Lease" as of December 31, 2000 and 1999 (see Note 12). In 2001, the Company and SSMF agreed to reschedule the maturing liabilities (see Note 38j).

The Company also entered into a sale and leaseback transaction with PT GE Finance Indonesia (formerly PT GE Astra Finance), covering the sale and leaseback of the automatic warehouse and computerized system with an option to purchase the assets at the end of the lease term which will expire on November 18, 2001. The principal totaling US$ 8,262,000 is secured by the leased assets and payable in 20 quarterly installments of US$ 413,100 each from February 18, 1997 up to November 18, 2001. The interest is payable under the same terms as the principal. As of December 31, 2000 and 1999, the outstanding obligation amounted to US$ 1,652,400 and US$ 3,304,800, respectively, and the assets are recorded under "Machinery Under Capital Lease" as of December 31, 2000 and 1999 (see Note 12). In 2001, the Company and PT GE Finance Indonesia agreed to reschedule the maturing liabilities (see Note 38m).

In 2000, the Company entered into two lease agreements with PT ORIX Indonesia Finance which cover the sale and leaseback of transportation equipment and lease of transportation equipment with an option to purchase the assets at the end of the lease term which will expire on October 13, 2004

(In United States Dollars, Unless Otherwise Stated)

and September 5, 2004, respectively. The principal amounts totaling Rp 232,900,000 and US$ 160,573 are secured by the leased assets and payable in 16 quarterly installments of Rp 14,556,250 and US$ 10,036 each from January 13, 2001 up to October 13, 2004 and from December 5, 2000 up to September 5, 2004, respectively. The interest is payable under the same terms as in the principal. As of December 31, 2000, the outstanding obligation amounted to Rp 232,900,000 and US$ 150,537 and the assets are recorded under "Transportation Equipment Under Capital Lease" (see Note 12).

The lease obligations bear interest at the annual rates ranging from 8.58% to 10.19% and 7.49% to 9.19% in 2000 and 1999, respectively, for U.S. dollar lease obligation and at 16.73% in 2000 for Rupiah lease obligation. These capital lease agreements provide restrictions and negative covenants to the Company, among others, in the conduct of sale, transfer and pledge of the leased assets and maintenance of certain financial ratios.

The obligations under capital lease will mature as follows:

Year		Amount
2001	US$	3,756,454
2002		58,759
2003		53,582
2004		38,380
Total		3,907,175
Less: outstanding interest		202,064
Obligations under capital lease		3,705,111
Less: current maturities		3,705,111
Long-term portion - net	US$	-
Current maturities of obligations under capital lease		
- Third parties	US$	2,902,210
- Related party	US$	802,901

As of December 31, 2000, the Company incurred payment default on its obligation to CSFC and the Company and its Subsidiaries also were in technical default on their long-term bank and supplier loans payable and long-term notes and bonds payable due to non-compliance with certain financial ratios, among others, under the loan covenants. In March 2001, APP and its Subsidiaries, including the Company, announced the debt standstill on all their obligations (principal and interest payments) to creditors, except for certain of trade creditors. Hence, all balances of the obligations under capital lease have been reclassified to current maturities as of December 31, 2000.

22. CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL - NET

The Company's stockholders and their respective stockholdings, based on the Securities Administration Agency (BAE) records, are as follows:

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

Stockholders	December 31, 2000 Percentage of Ownership	Number of Shares Issued and Fully Paid		Amount
PT Purinusa Ekapersada (Purinusa)	52.47137%	2,870,699,447	US$	1,168,843,200
CHP International (BVI) Corporation, British Virgin Islands	5.87811	321,590,469		139,078,751
Ong Piet Tjing - Director	0.00155	84,731		36,644
Chen Wang Chi - Vice President Director	0.00150	81,926		35,431
Eka Tjipta Widjaja - President Commissioner	0.00092	50,450		20,292
Samuel Bonsajang - Commissioner	0.00010	5,679		2,456
Su Meng Huei - Commissioner	0.00001	556		224
Public and others	41.64644	2,278,468,719		880,998,513
Total (Rp 5,470,981,977,000)	100.00000%	5,470,981,977	US$	2,189,015,511

Stockholders	December 31, 1999 Percentage of Ownership	Number of Shares Issued and Fully Paid		Amount
PT Purinusa Ekapersada (Purinusa)	52.8987%	2,893,297,422	US$	1,178,044,264
CHP International (BVI) Corporation, British Virgin Islands	5.8797	321,590,469		139,078,751
Ho Show Chung - Commissioner	0.0020	109,236		47,241
Liu Yue Yao -Vice President Commissioner	0.0020	109,236		47,241
Ong Piet Tjing - Director	0.0015	84,731		36,644
Su Meng Huei - Commissioner	0.0015	82,911		33,349
Chen Wang Chi - Vice President Director	0.0015	81,926		35,431
Kuo Cheng Shyong - Commissioner	0.0015	81,926		35,431
Nyauw Kweet Meen - Director	0.0010	54,617		22,010
Eka Tjipta Widjaja - President Commissioner	0.0009	50,450		20,292
Kerta Sidharta - Commissioner	0.0002	8,742		3,781
Samuel Bonsajang - Commissioner	0.0001	5,679		2,456
Public and others	41.2094	2,253,944,955		871,429,512
Total (Rp 5,469,502,300,000)	100.0000%	5,469,502,300	US$	2,188,836,403

As of December 31, 2000, the Company has listed all its issued shares totaling 5,470,981,977 shares at the Jakarta and Surabaya Stock Exchanges. On October 17, 2000, the Company announced to the shareholders, the conversion of the shares recording to electronic record (scripless) starting from November 15, 2000 up to December 12, 2000. The scripless trading started on December 13, 2000. As of December 31, 2000, the Company's shares which are traded on scripless basis totaled 1,534,436,978 shares (see also Notes 38o and r).

As of December 31, 2000, the Company's shares held by Purinusa were pledged as collateral to loans obtained by the Company from PT Pan Indonesia Tbk, PT Bank Universal Tbk, PT Bank Mayapada Internasional Tbk and PT Bank Mandiri (see Note 16). In 2001, 1,452,891,053 shares of the Company held by Purinusa were pledged as collateral to the Indonesian Bank Restructuring Agency (see Note 35f).

During the stockholders' extraordinary general meeting on June 24, 1998, the stockholders approved the changes in the Company's name and Articles of Association which was covered under Notarial Deed No. 141 dated June 30,1998 of Linda Herawati, S.H.. Such amendments were approved by the Ministry of Justice in its Decision Letter No. C-2701 HT.01.04.Th.99 dated February 12, 1999 and published in Supplement No. 7966 of State Gazette No. 103 dated December 12, 2000. The changes were made so that the Articles of Association would be in conformity with the Capital Market Supervisory Agency's (BAPEPAM) Decision Letter No. Kep-13/PM/1997 dated April 3, 1997 regarding Articles of Association for Companies which Conduct Public Offering for Equity Securities and Public Companies.

(In United States Dollars, Unless Otherwise Stated)

In 1997, the Company has changed the share nominal value from Rp 1,000 to Rp 500 in its Articles of Association, however, the share nominal value as registered in BAE is still Rp 1,000 per share because the stock split has not been effected at the stock exchange where the Company's shares are registered. If the change in the share nominal value is made by the Company with retroactive effect to prior years, the total pro forma number of shares issued and fully paid would be 10,941,963,954 shares and 10,939,004,600 shares as of December 31, 2000 and 1999, respectively.

During the annual stockholders' general meetings on June 18, 1999 and June 19, 2000 based on the Notarial Deeds Nos. 70 and 47, respectively, of Linda Herawati, S.H., the stockholders approved the changes in the Boards of Directors and Commissioners of the Company.

The increase in the issued and fully paid capital to US$ 2,189,015,511 as of December 31, 2000 and US$ 2,188,836,403 as of December 31, 1999 arose from:

a. In 1999, the exercise of warrants I to common shares totaling 13,964,206 shares or US$ 1,955,638 and the exercise of warrants II to common shares totaling 143,762,851 shares or US$ 20,133,483.

b. In 2000, the exercise of warrants I to common shares totaling 1,140,189 shares or US$ 138,014 and the exercise of warrants II to common shares totaling 339,488 shares or US$ 41,094. In November 2000, BAE reported the revision on the warrants I exercised in May 1999 of 476,000 which actually represents the exercise of warrants II.

As of December 31, 2000, the outstanding warrants I and II which have been exercised totaled 300,798,816 and 167,531,025 warrants, respectively, and not yet exercised totaled 6,792,613 and 276,833,058 warrants, respectively. On April 13, 2001, the Company's warrants I can no longer be exercised since the exercise period have lapsed. Warrants I not exercised which had expired amounted to 6,791,721 warrants.

23. NET SALES

Net sales are classified as follows:

		2000		1999
Domestic:				
Related parties				
PT Pabrik Kertas Tjiwi Kimia Tbk	US$	267,398,018	US$	182,103,912
PT Cakrawala Mega Indah		214,464,359		109,611,125
PT Pindo Deli Pulp and Paper Mills		137,451,693		114,579,989
PT Sinar Duniamakmur		71,272,962		59,606,263
PT Lontar Papyrus Pulp & Paper Industry		3,353,403		119,975
PT The Univenus Co.		2,780,000		1,598,337
PT Ekamas Fortuna		91,580		500,562
Others		30,635		75,572
Total (see Note 7a)		696,842,650		468,195,735
Third parties (each below 10% from total sales)		3,387,305		11,689,498

(Forward)

(In United States Dollars, Unless Otherwise Stated)

		2000		1999
Export:				
Related parties				
APP International Trading (VI) Limited, Cayman Islands	US$	211,836,901	US$	195,580,578
APP International Trading (III) Limited, British Virgin islands		66,999,019		-
APP Paper Trading (S) Pte. Limited, Singapore		11,707,599		10,027,283
APP International Trading (V) Limited, Cayman Islands		10,797,732		17,756,721
APP Import & Export Pte. Ltd, Singapore		6,638,251		-
APP International Trading Limited, Cayman Islands		1,546,423		132,749,247
Ningbo Zhonghua Paper Co. Limited, People's Republic of China		366,150		196,320
Gold East Paper (Jiangsu) Co. Limited, People's Republic of China		225,573		-
Total (see Note 7b)		310,117,648		356,310,149
Third parties (each below 10% from total sales)		660,306,146		482,167,100
Total Sales		1,670,653,749		1,318,362,482
Sales returns	(	4,108,630)	(	6,841,395)
Quality claims and price discounts	(	122,270,458)		-
Net Sales (see Note 30)	US$	1,544,274,661	US$	1,311,521,087

In 2000, the Company has agreed to provide sales discounts amounting to US$ 122,270,458 to certain export trade customers due to customers' claims on the Company's product quality and price discount. The Company has agreed to deduct the claim amount from those customers' trade receivables (see Note 6).

24. COST OF GOODS SOLD

The details of cost of goods sold are as follows:

		2000		1999
Raw materials used	US$	703,148,270	US$	510,031,557
Direct labor and factory overhead (see Note 37)		324,020,274		297,573,186
Total production cost		1,027,168,544		807,604,743
Work in process (pulp, paper and packaging products)				
- at beginning of year		14,029,129		10,806,282
- at end of year	(	11,585,948)	(	14,029,129)
Cost of goods manufactured		1,029,611,725		804,381,896

(Forward)

(In United States Dollars, Unless Otherwise Stated)

	2000		1999	
Finished goods (pulp, paper and packaging products)				
- at beginning of year	US$	62,305,717	US$	26,643,311
- at end of year	(	80,195,880)	(	62,305,717)
Cost of Goods Sold	US$	1,011,721,562	US$	768,719,490

No purchase was made from a single company which exceeded 10% of the total purchases for the year except as disclosed in Notes 7c, d and e.

25. OPERATING EXPENSES

The details of operating expenses are as follows:

	2000		1999	
Selling Expenses				
Freight	US$	79,562,133	US$	64,971,016
Management fees (see Note 7n)		23,568,867		6,662,790
Office expenses		1,255,305		1,010,235
Salaries		1,155,845		813,829
Export expenses		781,179		7,853,100
Depreciation		308,051		289,797
Storage		247,282		298,963
Traveling		217,313		178,194
Insurance and transportation		101,991		13,126
Repairs and maintenance		98,754		59,929
Representation		28,477		13,150
Others		379,854		20,787
Total	US$	107,705,051	US$	82,184,916
General and Administrative Expenses				
Office expenses	US$	11,278,608	US$	10,283,576
Salaries (see Note 37)		11,072,331		7,965,165
Depreciation		6,155,939		1,731,789
Management fees (see Note 7n)		5,893,759		5,364,174
Traveling and transportation		1,526,081		1,026,444
Repairs and maintenance		358,842		142,033
Representation		44,005		35,411
Others		363,504		290,363
Total	US$	36,693,069	US$	26,838,955
Total Operating Expenses	US$	144,398,120	US$	109,023,871

(In United States Dollars, Unless Otherwise Stated)

26. INTEREST EXPENSE

Interest expense was incurred from the following:

	2000	1999
Long-term bank and supplier loans payable, notes and bonds payable	US$ 271,317,208	US$ 220,355,053
Short-term loans payable	19,857,256	17,169,268
Obligations under capital lease	604,714	1,092,366
Less: capitalized interest (see Note 12)	(8,915,274)	(57,098,123)
Net	US$ 282,863,904	US$ 181,518,564

27. GAIN (LOSS) ON FOREIGN EXCHANGE - NET

This account consists of:

	2000	1999
Gain on foreign exchange	US$ 110,574,380	US$ 20,258,712
Loss on foreign exchange	(66,079,296)	(139,729,463)
Less: capitalized foreign exchange gain (see Note 12)	(1,223,752)	-
Net gain (loss)	US$ 43,271,332	(US$ 119,470,751)

Gains or losses on foreign exchange were mainly incurred from restatements of assets and liabilities in currencies other than US dollars, transactions from the Company's operations in currencies other than US dollars and swap transactions and forward contracts.

28. OTHER INCOME (CHARGES) - NET

This account consists mainly of share in net earnings of an associated company and amortization of discount on long-term notes and bonds payable and long-term bank and supplier loans payable in 2000 and 1999; amortization of discount on short-term loans payable, loss on the decline of inventory value and reimbursement of operational expenses of several related parties in 2000 (see Note 7p); and amortization of stock issuance costs in 1999.

29. EARNINGS (LOSS) PER SHARE

The following presents the reconciliation of the numerators and denominators used in the computation of basic and diluted earnings (loss) per share:

	2000		
	Net Loss	Weighted Average Number of Ordinary Shares Outstanding	Loss Per Share Amount
Basic	(US$ 400,682,919)	5,470,515,787	(US$ 0.073)
Diluted			(US$ 0.073)

In 2000, diluted net loss per share is anti-dilutive. The diluted net loss per share, after the assumed exercise of 103,925,542 warrants issued has decreased as compared to the basic net loss per share resulting in anti-dilution. Diluted net loss per share is thus the same with basic net loss per share.

	1999				
	Net Income		Weighted Average Number of Ordinary Shares Outstanding	Earnings Per Share Amount	
Basic	US$	4,026,682	5,427,024,293	US$	0.001
Add: assumed exercise of warrants issued		-	210,941,718		
Diluted	US$	4,026,682	5,637,966,011	US$	0.001

If the change in the share nominal value from Rp 1,000 to Rp 500 was made by the Company with retroactive effect to prior years, pro forma weighted average number of ordinary shares outstanding would amount to 10,941,031,574 in 2000 and 10,854,048,586 in 1999 resulting in pro forma basic earnings (loss) per share of (US$ 0.037) in 2000 and US$ 0.0004 in 1999. While pro forma weighted average number of ordinary shares outstanding after assumed conversion would amount to 11,275,932,022 in 1999 resulting in pro forma diluted earnings per share of US$ 0.0004 in 1999. Pro forma diluted net loss per share in 2000 is the same with pro forma basic net loss per share (see Note 22).

30. SEGMENT INFORMATION

The Company operates in two business segments: paper and pulp products and packaging products. The paper and pulp products segment product lines consist primarily of paper and other related paper products and pulp which are primarily used within the Asia Pulp & Paper Company Ltd., or APP Group. The packaging products segment product lines consist primarily of linerboard, corrugating medium, corrugated shipping containers and boxboard. The packaging product segments included the sales of chemical by-products, which are not significant. Transfers between business segments are accounted for at cost.

The information concerning the Company's business segments are as follows (in thousands of U.S. Dollars):

	2000		1999	
Information based on Geographical Area				
Net Sales				
Export	US$	844,639	US$	837,979
Domestic		699,636		473,542
Consolidated Net Sales	US$	1,544,275	US$	1,311,521
Information based on Kinds of Product				
Net Sales				
Paper and pulp	US$	1,051,207	US$	914,116
Packaging products and others		493,068		397,405
Consolidated Net Sales	US$	1,544,275	US$	1,311,521

(In United States Dollars, Unless Otherwise Stated)

	2000		1999	
Income (loss) from Operations				
Paper and pulp	US$	399,714	US$	414,323
Packaging products and others	(	11,559)		19,454
Consolidated Income from Operations	US$	388,155	US$	433,777
Total Assets				
Paper and pulp		74%		67%
Packaging products		23		23
Others		3		10
Total		100%		100%

31. SWAP TRANSACTIONS

The Company uses derivative instruments consisting of interest rate swaps and currency swaps to hedge the risks associated with underlying financial transactions such as existing foreign currency commitments and borrowings. In connection with these instruments, the Company monitors and evaluates on an ongoing basis the quantum of its exposures and makes adjustments as deemed necessary to offset the risks associated with these instruments. The Company enters into swap and derivative transactions with terms that qualify the transactions as hedges for accounting purposes.

Derivative instruments are not used for trading or speculative purposes and all derivative instruments are matched with payment obligations under existing financing transactions. The factors considered by management in determining the financing transactions to be hedged include then-existing market conditions, anticipated changes in exchange rates and market interest rates and the terms offered by prospective counter-parties.

Foreign currency swap transactions are entered into to hedge foreign currency liabilities in respect of anticipated foreign currency exposures in order to minimize the impact of fluctuations in foreign currencies on the results of operations. The Company manages its exposure to market interest rates by maintaining a portfolio of both fixed and floating rate debt.

The Company's foreign currency swap and forward transactions in 2000 and 1999 did not have, and the Company does not expect such activities to have, a materially adverse effect on its results of operations and cash flows. No interest rate swaps were entered into in 2000 and 1999. No assurance can be given that the Company's hedging policy will be effective, that it will be able to accurately forecast fluctuations in exchange rates and interest rates or that it will be able to minimize foreign exchange losses or increases in interest expense payable as a result of its derivative activities.

The Company considers the credit risk of counter-party default under the swap contracts to be minimal. The forward contracts were entered into by the Company after consideration of its expectations regarding anticipated movements in foreign exchange rates.

During 1999, the Company and its Subsidiary entered into a forward contract with Bear Stearns Asia Limited, Hong Kong. As of December 31, 1999, This contract was terminated and the effects to the consolidated financial statements were immaterial.

(In United States Dollars, Unless Otherwise Stated)

32. SIGNIFICANT LITIGATION AND CLAIMS

The following are the significant litigation and claims involving the Company and APP in 2000 and 1999:

1. In 1996, the Company, PT Onward Paper Utama, a related party, and other companies were involved in the civil case No. 9/PDT/G/1996/PN/SRG at the Serang District Court as defendants in relation to the pollution of the river in Serang. The litigant, PT Samudra Farmindo Luas (SFL), filed morale and material loss claim to the Company at approximately Rp 36 billion. Based on the Serang District Court decision No. 9/PDT/G/1996/PN.SRG dated January 20, 1997, the Company was released from any liability in the examination stage, but the litigant has appealed to the higher level court. On October 9, 2000, the Bandung High Court in its decision No. 309/PDT/2000/PT.BDG supported the decision of the Serang District Court. Based on the Company lawyer's letter dated November 29, 2001, the Bandung High Court's decision has not been informed to SFL since the Serang District Court has not received the Central Jakarta District Court's information. Hence, by law, SFL has not received the Bandung High Court's decision. Up to December 12, 2001, there are no developments on this case.

2. In 1998, the Company was involved in a civil case No. 539/PDT/G/1998/PN.JKT.PST at the Central Jakarta District Court as a defendant in relation to the default in the payment of transportation services and expenses performed by PT Usaha Tjerah (UT). UT claimed the charges, penalties and interests totaling Rp 279 million and damage loss of Rp 26 billion. As security for its claims, UT requested the district court to pledge the Company's moveable and non-moveable assets in Serang. On February 15, 1999, the district court has decided that the case was not under its jurisdiction. On March 17, 1999, UT has appealed to the High Court. On July 28, 1999, the High Court affirmed the decision of the district court. Based on the prevailing law, the dispute should be filed to the arbitration body. Based on the Company lawyer's letter dated December 7, 2001, since there is no effort made by UT to appeal to the Supreme Court within the required time limit, the High Court's decision has been affirmed.

3. On June 11, 1999, Andersen 2000 Inc. U.S.A. (Andersen 2000) commenced arbitration proceedings against the Company under the Rules of the International Chamber of Commerce (ICC) in respect of the purchase contract, service contract and the related contracts on the incinerator machineries (Incinerator) in the Serang Mills. On January 3, 2000, the Company issued a counterclaim in the arbitration proceedings against Andersen 2000.

   On July 10, 2000, both parties signed a Settlement Agreement whereby both parties agreed on, among others, the modification to the Incinerators to be performed by Andersen 2000 to increase their capacity and the installment payments totaling US$ 1,800,000 to be made by the Company in relation to the above. The 20% of the amount due should be paid in 2000 and the remaining should be paid in 10 equal semi-installments starting from April 2001. To guarantee the above settlement obligation, both APP and Crown Andersen Inc. (Crown), parent company of Andersen 2000 furnished their guarantee of US$ 1,440,000 and US$ 1,036,000, respectively. Upon the due execution and delivery of the Crown guarantee, the Company would release the letter of credit to Andersen 2000 and the later would take all necessary steps to terminate the civil action pending before the U.S. District Court and related U.S. proceedings.

   During 2000 and 2001, the Company has paid 20% of the amount due and the first installment. Modifications to the Incinerators were done. However the modifications were not completed according to the agreed schedule. On March 9 and 10, 2001, the test was conducted on the performance of the Incinerators and the results of the test were reviewed on March 14, 2001 which showed that the Incinerators failed to reach the targeted routine processing capacity. The

(In United States Dollars, Unless Otherwise Stated)

Company and Andersen 2000 then entered into discussions and negotiations over additional equipment and/or modifications that may be required to enable the Incinerators to meet the targeted routine processing capacity. No agreement has been reached between the parties. The Company then exercised its right to withhold the second installment payment.

The Company gave Notice of Dispute on October 16, 2001 and filed claim against Andersen 2000 on November 17, 2001 at SIAC seeking, among others:

- A declaration that upon true construction of the Settlement Agreement, the parties are required to procure such equipment and modifications as would enable the Incinerators to be able to routinely process the targeted capacity.
- An order that the Incinerators be properly and validly tested according to the standards and requirements of the Settlement Agreement, the Purchase, Services and Related contracts defined under the recitals to the Settlement Agreement (the Other Agreements) as soon as practicable with a view to producing a comprehensive joint test report.
- An order that Andersen 2000 perform all duties required of them as turn-key contractors under the Settlement Agreement and Other Agreements.
- An order that in the event the tests disclose that there is no reasonable probability of rectifying the Incinerators such that they would meet the target routine processing capacity, then:

  a) All of the Settlement Agreement (including the guarantee by APP) and Other Agreements shall be declared void and/or otherwise discharged.
  b) All payments made to Andersen 2000 under all of the Settlement Agreement and Other Agreements, shall be refunded in full to the Company, with interest at 12% per annum.
  c) The Company shall be entitled to recover from Andersen 2000 all damages, costs and expenses required for it to procure substitute incinerators and a replacement supplier to provide supervisory works and services in connection with any replacement incinerators.
  d) The Company shall be entitled to all relief available to them at law arising from any frustration of the Settlement Agreement and Other Agreements.

- Pending testing, production of the joint report and implementation of remedial measures in respect of the Incinerators, a declaration or order that the Company need not pay to Andersen 2000 any part of the second to tenth installments under the Settlement Agreement.

The Company further claims:

- Damages and loss arising from Andersen 2000's failure to take all necessary steps to complete testing of the Incinerators, produce the joint test report and agree on remedial measures to be taken to rectify the Incinerators.
- Costs and expenses of and occasioned by these proceedings including (but not limited) to legal costs, expert's fees, costs and expenses of the arbitral tribunal, among others.

On November 19, 2001, Andersen 2000 gave its own Notice of Arbitration to SIAC, seeking:

- Payment of the balance outstanding on the amount due, amounting to US$ 1,296,000, alternatively such sum that is adjudicated as being due and payable pursuant to the Settlement Agreement.
- Damages and losses arising out of the Company's breach of the Settlement Agreement, including but not limited to the labour costs and related expenses incurred by Andersen 2000 as a result of site support and engineering assistance at the Company's jobsite.
- Reimbursement of interest expense and losses.
- All costs and expenses in and occasioned by these proceedings, including but not limited to Andersen 2000's legal costs and disbursements.

(In United States Dollars, Unless Otherwise Stated)

The Company is applying for Andersen 2000's arbitration to be discontinued and incorporated as a counter-claim in the arbitration started by the Company on November 17, 2001. Up to December 12, 2001, there were no further developments on this case.

4. In connection with the sale and purchase agreement dated July 10, 1996 of the paper making machines referred to as PPM No. 3 (PPM 3) for the Company and MPM No. 11 (MPM 11) for PT Pabrik Kertas Tjiwi Kimia Tbk (TK) entered into by APP and Beloit Asia Pacific (L) Inc. (BAPL) for approximately US$ 136.7 million each and the written agreements dated May 12, 1997, whereby the Company and TK took over APP's rights and obligations, the Company, TK, APP (collectively referred to as APP Parties) and BAPL were involved in a dispute to be resolved by arbitration in Singapore under the Rules of the ICC. The dispute with BAPL is in respect of Beloit's failure to perform their obligations pursuant to the PPM 3 and MPM 11 purchase contract. On October 3, 2000, BAPL, Beloit Asia Pacific Pte. Ltd. (BAP), Beloit Corporation (BC), the parent company of BAPL and BAP and Harnischfeger Industries Inc. (Harnischfeger), the parent Company of BC collectively referred to as Beloit Entities and APP Parties entered into a Settlement Deed with the agreed terms, among others:

   - BC and Harnischfeger would extend standby letters of credits (LC) to be issued to the Company and APP for a further 120 days from October 30, 2000.
   - APP Parties are allowed to draw US$ 8.5 million from each of the above LC.
   - APP Parties would pay BC US$ 794,130 within twelve business days after the drawing, representing all remaining balances for the respective service contracts in the amounts of US$ 385,500 for PPM 3 and US$ 408,630 for MPM 11.
   - The Beloit Entities would deliver to the APP Parties all spare parts and consumable items on order and release all construction materials.
   - Both parties released one another from all claims in connection to the PPM 3 and MPM 11 contracts. Harnischfeger agreed to indemnify the APP Parties against any claims by the Beloit Entities and APP agreed to indemnify the Beloit Entities and Harnischfeger against any claims by the APP Parties arising out of the PPM 3 and MPM 11 contracts.

   The Deed is subject to the conditions subsequent of the approval of the US Bankruptcy Court.

   Based on the Company legal counsel's letter dated December 10, 2001, the U.S. Bankruptcy Court approved the Deed by its order dated October 25, 2000 upon the condition that the Deed will be amended to clarify the avoidance of any doubt that Harnischfeger's indemnity in the Deed for any claim against the APP Parties does not include claims against the APP Parties in respect of the latter's obligation to pay or repay any promissory notes issued to BC or other financing or loans relating to PPM 3 and MPM 11 contracts. Pursuant to the condition set by the U.S. Bankruptcy Court, an amendment to the Deed was prepared and executed by the parties on November 3, 2000. Based on the solicitors of the Beloit Entities and Harnischfeger, US$ 17 million was received by APP on November 20, 2000 and payment of US$ 794,130 was requested to be paid to BC in accordance with the terms of the Settlement Deed by December 6, 2000. Up to December 12, 2001, there were no further developments on this case.

5. In connection with the credit facilities entered into by the Company with ABN AMRO Bank N.V., Jakarta Branch (ABN) on the aggregate principal up to US$ 30 million and the foreign exchange facility up to the aggregate amount of US$ 40 million which are guaranteed by APP (see Note 16), on January 4, 2001, ABN (Plaintiffs) sent the Plaintiffs' letter to the Company and APP (Defendants) declaring that an event of default had occurred and demanded the Defendants to make immediate payment of the total outstanding sum as of January 3, 2001 plus daily interests incurring from January 4, 2001.

(In United States Dollars, Unless Otherwise Stated)

Since the Defendants had failed to comply with the Plaintiffs' demand, on January 19, 2001, another Plaintiffs' letter was sent to the Defendants requesting immediate payment of the entire outstanding sum as of January 19, 2001 plus accrued daily interests. The Defendants had failed to respond to the letter again.

On March 7, 2001, ABN filed the claims against the Defendants in the High Court of the Republic of Singapore as follows:

- As of February 28, 2001, the sum of US$ 15,355,499 (exclusive of accrued default interests) plus further default interests on the unpaid amount at the rate of 10% per annum above the agreed interest rate - after as well as before the judgment - from the period commencing on the date the said amount was due and ending on the date of actual payment.
- Costs to be taxed on a full indemnity basis unless otherwise agreed, and
- Such further or other relief.

On May 10, 2001, a Notice of Discontinuance was filed in the High Court of the Republic of Singapore by the Plaintiffs' and APP's solicitors which stated that ABN wholly discontinue its action against the Defendants with no order as to costs. Since the case was discontinued, the Company did not appoint any legal counsel to deal with this matter.

6. In connection with an agreement entered into between Cornelder Metals (S) Pte. Ltd., Cornelder Hoogewerff (Singapore) Pte. Ltd. (the "Plaintiffs") and APP Paper Trading (S) Pte. Ltd. (APP Paper) on or about March 1, 1999 whereby the Plaintiffs agreed to provide warehouse management services on the basis that these services would be rendered to and paid by the Company, the Plaintiffs sent its letter to the Subordinate Courts of the Republic of Singapore dated February 9, 2001 for outstanding bills starting from October 31, 2000 up to the date of the Plaintiffs' letter and requested the Court to restrain the Company to ship its goods with a value approximating the claim of Sin$ 162,569 held at a warehouse in Singapore. On the same date, the Court issued its order to approve the Plaintiffs' request to restrain the Company's assets in Singapore to the value of Sin$ 163,000 from being removed, disposed or diminished by the Company.

   On February 13, 2001, after the Plaintiffs' solicitors confirmed the Plaintiffs have received payment of their claim, interests and costs in the sum of Sin$ 140,000 in full and final settlement of their claim, a Notice of Discontinuance was filed in the Court of the Republic of Singapore by the Plaintiffs' solicitors which stated that the Plaintiffs wholly discontinue their action against the Company. Since the case was discontinued, the Company did not appoint any legal counsel to deal with this matter.

7. Starting in August 2001, several class action suits were filed by and on behalf of purchasers of securities of APP in the U.S. District Court, Southern District of New York against APP and certain of its directors and officers. The plaintiffs have alleged the defendants violated certain sections of the Securities Exchange Act of 1934 and Rule 106-5 thereunder by making material misrepresentations and failing to disclose in APP's 1997 up to 2000 financial statements and press releases, among others, the two swap contracts totaling approximately US$ 220 million. On April 4, 2001, APP announced that these swap contracts were entered into in 1997 and terminated in November 2000. The impact of these swap contracts on APP's consolidated financial statements has not been determined pending completion of the investigations. The plaintiffs assert that APP's financial statements did not accurately reflect its financial condition and APP's estimates, projections and opinions as to its expected revenues, earnings and income.

(In United States Dollars, Unless Otherwise Stated)

In April 2001, APP announced that it had appointed independent accountants to review the above-mentioned swap contracts and in September 2001, APP appointed a U.S. law firm to represent APP in legal proceedings filed in the U.S.. APP announced in its press release that it will vigorously defend the U.S. class actions. In light of the above class action, APP believes that it is appropriate for the review of the swap transactions to be conducted under the auspices of a U.S. legal counsel. The independent accountants appointed to conduct the aforementioned review have resigned.

8. Based on the legal counsel's letters dated July 9, 2001 as amended on November 14, 2001, the Company through its legal counsels, filed claims at Central Jakarta District Court against its trade customers namely, City Success Ltd., Lucky Clover Limited, Red Chips International Limited, Shinning Armour International Limited and Yale Han Trading Ltd. all with last known registered addresses in British Virgin Islands, regarding the non-payment of the Company's trade receivables from these companies arising from the export sales of paper products whereby the claims amounted to US$ 94,200,204, US$ 115,841,384, US$ 114,231,575, US$ 83,234,882 and US$ 61,926,298, respectively, or totaling US$ 469,434,343 (which includes receivables balance of US$ 242,446,821 plus interest and damages) plus 6% interests per annum since the filing date of the claim until the customer's payment date. Based on the Company's legal counsels' letter dated December 6, 2001, the legal counsel has the opinion that the Company has a strong legal basis to file the cases to the court. However, there is no assurance that the court will grant the decision in the favor of the Company (see also Notes 6 and 35d).

Up to the date of this report, the Company and/or APP management believe that as of December 31, 2000, no adjustment or provision for losses are required to be made in the consolidated financial statements in relation to the foregoing litigation cases.

Except for the foregoing, the Company is not currently a party to any legal proceedings which management believes could have a materially adverse effect on its business, financial condition or results of operations. The Company is involved in litigation and administrative proceedings from time to time primarily arising in the normal course of business.

33. SIGNIFICANT COMMITMENTS AND AGREEMENTS

As of December 31, 2000 and 1999, the Company has the following significant commitments and agreements:

1. In connection with the sale of the power plant assets described in Note 7m, the Company entered into an energy services agreement with DSS for a period of 25 years under which DSS will produce electricity and steam for the Company for a fixed processing service fee of at least US$ 37.6 million per year for the first ten years. The relating variable fee is charged to the Company on actual basis.

2. On April 9, 1999, the Company entered into a management and operation agreement on a multi-purpose terminal at Merak with PT (Persero) Pelabuhan Indonesia (Pelindo) II whereby both parties agreed to engage in profit sharing from the ships and goods serviced in the terminal. This agreement is effective from April 9, 1999 and will expire within 30 years since the date of the management and operation of the multi-purpose terminal which is not later than April 15, 1999.

(In United States Dollars, Unless Otherwise Stated)

3. On March 1, 1999, the Company entered into an agreement on the cooperation for the management of the terminal to be used for its own purpose within the Company's working area at Perawang Mill with PT (Persero) Pelabuhan Indonesia I whereby both parties agreed to engage in profit sharing on several services provided in the terminal. This agreement is effective from March 1, 1999 up to February 28, 2004.

4. The Company has an agreement with APP International Trading (V) Limited, Cayman Islands (APPIT (V)) and APP whereby the Company agreed to supply and sell pulp, paper and packaging products to APPIT (V) on the condition that APP guarantees the payment obligations of APPIT (V). APPIT (V) plans to on-sell such products to certain designated customers under the sale confirmation contracts, APP as the Servicer also agreed to act as APPIT (V)'s agent and administer the agreement on behalf of APPIT (V) under the Servicing Agreement. APPIT (V) agreed to pay the purchase price for the products which comprise the 80% advance and final installment payable no later than 10 business days after the invoice date and following the receipt of sale proceeds by APPIT (V), respectively. The parties' obligations in this agreement shall continue until terminated by mutual written consent of APPIT (V) and the Company.

   The Company entered into an agreement with APP International Trading (VI) Limited (APPIT VI), Cayman Islands, whereby the Company agreed to sell export pulp, paper and packaging products. The Company's obligation to continue to sell export goods under this agreement is only to the extent that payments are made on an on-going basis with the agreed customary terms. The Company intended to sell to certain designated customers located in certain countries through APPIT VI. The parties' obligation in this agreement shall continue until terminated by the Company upon prior written notice to APPIT VI.

   IK Trading II (see Note 1c) has an agreement with APP International Trading (III) Limited (APPIT III) and APP whereby IK Trading II agreed to supply and sell to APPIT III which agreed to purchase paper and packaging products from IK Trading II and make the prepayment of JP¥ 10 billion. The agreement shall continue until terminated by mutual written consent of APPIT III and IK Trading II. As a condition to the effectiveness of the aforementioned agreement, IK Trading II entered into an agreement with the Company and APP whereby the Company agreed to supply and sell to IK Trading II which agreed to purchase paper and packaging products from the Company and make the prepayment of JP¥ 10 billion to the Company. The agreement shall continue for $6^{1/2}$ years up to 2005 and may be extended by mutual consent of the parties. APP agreed to guarantee the payment by APPIT III and IK Trading II. The prepayment can be offset against unpaid sale of goods. The Company did not receive and record the above prepayment accounts. As of December 31, 2000, the prepayment accounts have nil balance.

   On November 15, 2000, the Company as the exporter, entered into an agreement with Kinno Limited Cayman Islands (Kinno), a related party buyer whereby Kinno arranged financing with a group of banks and financial institutions to make the prepayment to the Company of JP¥ 5.350 billion for the purchase of paper products. The Company agreed to produce and deliver paper products of approximately 200,000 metric tonnes so that Kinno satisfies its commitments under a sales and purchase agreement with Itochu Corporation. If this is not met, the Company may be required to repay some or all of the prepayment amount with accrued interests. The above prepayment was paid directly to account of Kinno.

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

34. ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

The following balances of assets and liabilities are denominated in foreign currencies as of December 31, 2000:

ASSETS		
Cash and cash equivalents		
Indonesian Rupiah (Rp 26,848,582,821)	US$	2,798,185
Netherlands Guilder (NLG 214,533)		90,420
Japanese Yen (JP¥ 814,827)		7,097
		2,895,702
Accounts receivable - trade		
Indonesian Rupiah (Rp 1,427,640,810,578)		148,790,079
Due from related parties		
Indonesian Rupiah (Rp 38,936,348,731)		4,057,983
Taiwan Dollars (TWD 84,368)		2,552
		4,060,535
Accounts receivable - others		
European Euro (EURO 8,120,091)		7,541,952
Indonesian Rupiah (Rp 4,193,618,423)		437,063
		7,979,015
Other current assets		
Indonesian Rupiah (Rp 17,058,582,124)		1,777,862
Refundable deposits		
Indonesian Rupiah (Rp 484,052,500)		50,448
Total Assets (Rp 1,515,161,995,177, EURO 8,120,091, JP¥ 814,827, NLG 214,533, and TWD 84,368)	US$	165,553,641
LIABILITIES		
Short-term loans payable		
Japanese Yen (JP¥ 13,372,672,303)	US$	116,476,742
Indonesian Rupiah (Rp 169,697,769,902)		17,686,063
European Euro (EURO 2,135,684)		1,983,626
Singapore Dollars (Sin$ 1,488,226)		859,131
Swiss Franc (CHF 183,000)		111,756
Swedish Krona (SEK 1,046,925)		109,752
Deutsche Mark (DEM 119,429)		56,716
Australian Dollars (AUD 73,250)		40,603
British Poundsterling (GBP 9,450)		14,083
		137,338,472

(Forward)

PT INDAH KIAT PULP & PAPER Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For The Years Ended December 31, 2000 and 1999
(In United States Dollars, Unless Otherwise Stated)

Accounts payable - trade		
Indonesian Rupiah (Rp 412,951,245,554)	US$	43,038,170
Japanese Yen (JP¥ 2,546,123,318)		22,176,880
European Euro (EURO 1,726,689)		1,603,752
German Deutschemark (DEM 1,852,427)		879,711
Singapore Dollars (Sin$ 1,268,606)		732,347
Australian Dollars (AUD 299,476)		166,000
British Poundsterling (GBP 40,446)		60,277
Swedish Krona (SEK 339,315)		35,571
Swiss Franc (CHF 13,960)		8,525
Taiwan Dollars (TWD 1,793)		54
		68,701,287
Due to related parties		
Singapore Dollars (Sin$ 48,125,473)		27,782,116
Indonesian Rupiah (Rp 11,461,412,367)		1,194,519
Hong Kong Dollars (HKD 120,100)		15,399
		28,992,034
Accounts payable - others		
Indonesian Rupiah (Rp 44,912,611,868)		4,680,835
German Deutschemark (DEM 28,618)		13,591
Japanese Yen (JP¥ 938,501)		8,174
Singapore Dollars (Sin$ 12,539)		7,239
Netherlands Guilder (NLG 15,401)		6,491
European Euro (EURO 1,725)		1,602
		4,717,932
Accrued expenses		
Indonesian Rupiah (Rp 916,206,256,714)		95,487,885
Japanese Yen (JP¥ 2,038,352,098)		17,754,164
German Deutschemark (DEM 21,488,288)		10,204,708
European Euro (EURO 4,635,613)		4,305,565
Swiss Franc (CHF 1,876,939)		1,146,224
Singapore Dollars (Sin$ 1,689,773)		975,481
Swedish Krona (SEK 2,685,790)		281,559
British Poundsterling (GBP 97,078)		144,676
Australian Dollars (AUD 36,176)		20,053
		130,320,315
Taxes payable		
Indonesian Rupiah (Rp 27,039,568,195)		2,818,010
Netherlands Guilder (NLG 272,975)	(	115,262)
		2,702,748
Notes payable and bonds payable		
Current maturities		
Indonesian Rupiah (Rp 1,000,000,000,000)		104,222,966

(Forward)

(In United States Dollars, Unless Otherwise Stated)

Bank and supplier loans payable and obligation under capital lease		
Current maturities		
Indonesian Rupiah (Rp 1,093,626,571,738)	US$	113,978,797
German Deutschemark (DEM 228,079,184)		108,313,961
Japanese Yen (JP¥ 7,532,899,095)		65,611,983
		287,904,741
Deferred tax liabilities		
Indonesian Rupiah (Rp 579,763,607,235)		60,423,513
Total Liabilities (Rp 4,255,659,043,573, JP¥ 25,490,985,315, DEM 251,567,946, Sin$ 52,584,617, EURO 8,499,711, SEK 4,072,030, CHF 2,073,899, AUD 408,902, GBP 146,974, HKD 120,100, NLG 257,574 and TWD 1,793)	US$	825,324,008
Net Liabilities	US$	659,770,367

35. DEBT RESTRUCTURING

The chronology of events regarding the debt restructuring of APP Group, including the Company, is as follows:

a. In 1999, PT Bank Internasional Indonesia Tbk (BII), a related party bank, participated in the bank recapitalization program. Under the recapitalization program, the Indonesian government provided additional capital contribution, became the majority stockholder of BII and made changes in the management of BII. On March 31, 2000, BII, the Indonesian Bank Restructuring Agency (IBRA) and Sinar Mas Group (SMG) signed a memorandum of understanding to restructure BII's receivables from SMG, its related parties.

b. The Indonesian Government as represented by IBRA, BII and the Personal Guarantors comprising certain members of Wijaya family entered into a Settlement Agreement on January 26, 2001, which was amended on February 3, 2001 in relation to the settlement of SMG's liabilities to BII including the collateral provided to IBRA. Under the Settlement Agreement, the SMG companies, including the Company, pledged assets as collateral valued at 145% of the total outstanding liabilities of US$ 1.3 billion (BII Receivable) and the Personal Guarantors provided personal guarantees to IBRA as counter-guarantees on SMG's liabilities. IBRA, on behalf of the Indonesian Government, issued the Government Guarantee to BII for its receivables from the SMG companies effective on April 30, 2001 and will expire on October 7, 2003. Under this guarantee, if the SMG companies-debtors fail to make interest and principal payments upon due date, IBRA will pay the interest and principal installments in accordance with the terms of the Settlement Agreement.

c. On September 30, 2000, the Company entered into a Credit Agreement with BII to obtain of cash loan of US$ 24,555,774 and other credit facilities equivalent to US$ 258,974,876 consisting of loan totaling US$ 155,310,606 and Rp 994,658,671,738 (see Note 6, 7k and 20 and letter d below). Based on the Settlement Agreement, the Company and BII agreed to enter into an Amendment Credit Agreement (ACA) on March 9, 2001 covering the above credit facilities. The Company is allowed to make early repayment before due date or refinance the loan, without interests and penalties.

(In United States Dollars, Unless Otherwise Stated)

The ACA becomes effective at the time the Government Guarantee or Alternative Government Guarantee under the Settlement Agreement becomes effective for the interests of BII. Unpaid Interests as stated in the ACA amounting to US$ 1,548,849 and Rp 14,560,697,778 should be paid by the Company on June 30, 2001 without penalties. If the Company fails to pay the Unpaid Interests on such date, interests and penalties would be computed therein from July 1, 2001.The facilities bear interests at six-month SIBOR + 3% per annum for U.S. Dollar facilities and 16% per annum for Rupiah facility whereby such interests are payable every June 30 and December 30 of each year. The facilities are payable as follows:

Due Dates		% of the Company's Outstanding Liabilities
September 30, 2001	:	2.5%
March 31, 2002	:	5%
September 30, 2002	:	5%
December 31, 2002	:	7.5%
March 31, 2003	:	7.5%
June 30, 2003	:	7.5%
September 30, 2003	:	65%

The ACA included certain covenants that require the Company to, among others, provide written notification to BII on litigation against the Company and on each business development plan or other party offer for joint work, obtain the prior consent of BII in entering into merger or consolidation, payment of dividends or distribution of profit, repayment to shareholders, obtaining additional borrowings or acting as a guarantor, pledge of assets, transfer, disposal or lease of the Company's assets and approval of and/or recognition of the changes in the Company's boards of directors, commissioners and stockholders, except for public stockholders.

Events of default under the ACA include among others, the nonpayment by the Company of the loans and interests, its non-fulfillment of the agreement terms, foreclosure of its assets by an authorized institution, liquidation or bankruptcy of the Company or its parent company, court decision that affect the Company's fulfillment of its obligations, and lease, pledge or disposal of the collateral assets.

The ACA provided that the Company should obtain the approval of the boards of directors, commissioners and stockholders in their general meeting, and the approval of the government institution in entering into this agreement.

d. APP announced in its August 2, 2001 press release that its Indonesian Subsidiaries including the Company, had incurred substantial provisions for losses on doubtful accounts in 2000 relating to trade accounts receivable held by BII. These doubtful accounts receivable resulted from the non-recourse transactions in which the Indonesian Subsidiaries discounted export trade receivables to BII. BII in turn discounted these receivables to Bank Indonesia. As of December 31, 2000, receivables which have not been collected had been reacquired by these Indonesian Subsidiaries (see letter c above and Note 20). These Indonesian Subsidiaries, including the Company, established provisions for losses in the amount of these receivables and have filed suits against some of the trade customers (see Notes 6, 20 and 32 (8)).

e. To secure the Company's obligations discussed in c above, the Company granted liens to IBRA at the total pledged values of US$ 735,910,893 and Rp 1,514,270,456,056 as follows (see also Note 12):

(In United States Dollars, Unless Otherwise Stated)

- On January 30, 2001, the Company granted liens to IBRA on its 5 landrights (Hak Guna Bangunan) and all property, plant and equipment located thereon at its Tangerang mills covering 284,377 square meters with a total pledged value of Rp 160,059,710,000. The pledge of land is registered at the National Land Board based on the Deed of Encumbrances No. 37/2001 as notarized by Marthin Aliunir, S.H. dated January 30, 2001.
- On January 30, 2001, the Company granted liens to IBRA on its 22 landrights (Hak Guna Bangunan) and all property, plant and equipment located thereon at its Serang mills covering 3,602,106 square meters with a total pledged value of Rp 761,129,946,056. The pledge of land is registered at the National Land Board based on the Deed of Encumbrances No. 03/2001 as notarized by Lenny Janis Ishak, S.H. dated January 30, 2001.
- On February 26, 2001, the Company granted liens to IBRA on its 2 landrights (Hak Guna Bangunan) and all property, plant and equipment located thereon at its Perawang mills covering 7,643,900 square meters with a total pledged value of Rp 593,080,800,000. The pledge of land is registered at the National Land Board based on the Deed of Encumbrances No. 13/06/Siak/02/2001 as notarized by Massudin, S.H. dated February 26, 2001.
- Based on Notarial Deed of Linda Herawati, S.H. No. 16 dated March 12, 2001, under the Deed of Fiduciary Pledge, the Company granted fiduciary transfer to IBRA on its machineries at the Serang mills with a total pledged value of US$ 726,584,068 and at the Tangerang mills with a total pledged value of US$ 9,326,825.

f. On May 2, 2001, APP announced in its press release the clarification on the collateral provided to IBRA as described in letter b above. PT Purinusa Ekapersada (Purinusa), the Company's major stockholder, has been granted the Options to acquire all outstanding shares of major stockholders of PT Wirakarya Sakti (Wirakarya) and PT Arara Abadi (Arara), related parties. Wirakarya and Arara provided approximately 90% and 70%, respectively, of the wood used by PT Lontar Papyrus Pulp & Paper Industry and the Company in 2000. The Options are valid for 2 years and have exercise prices that are subject to adjustment by reference to the fair market value of the relevant concessions. To further secure the BII Receivables, Purinusa has granted liens to IBRA on all of its shares held in the Company, PT Pabrik Kertas Tjiwi Kimia Tbk and PT Pindo Deli Pulp and Paper Mills and on which liens had not been previously granted. Based on Notarial Deed No. 9 of Linda Herawati, S.H. dated April 7, 2001, Purinusa granted 1,452,891,053 shares held in the Company to IBRA (see Note 22). Purinusa has also entered into a pledge agreement with IBRA with respect to both the Options and any shares acquired pursuant to the Options to secure the BII obligations.

g. In March 2001, APP and its Subsidiaries, including the Company, announced the debt standstill on all their obligations (principal and interest payments) to creditors (see Notes 16, 19, 20 and 21). In 2001, the Company paid interests to the bondholders of the Indah Kiat I 1999 Bonds (see letter i below and Note 38n).

h. Following APP's announcement, on April 16, 2001, the Company, together with PT Pabrik Kertas Tjiwi Kimia Tbk, held a public expose to announce the debt standstill. The Company announced that together with APP Group, the Company have entered into a restructuring process with all its creditors. The Company, among others, explained its financial position and other factors that lead to a standstill decision and presented its future plans.

(In United States Dollars, Unless Otherwise Stated)

i. On May 17, 2001, based on Notarial Deed No. 98 of Linda Herawati, S.H., the Company, its Trustee, PT Bank Niaga Tbk and the Rp 1 trillion Indah Kiat I Bonds bondholders (see Note 19) conducted the bondholders' general meeting whereby the Company explained the debt standstill position of APP and its Subsidiaries, including the Company. The Company also presented the factors which affected its liquidity and mentioned that its detailed financial structure will be provided after the completion of the 2000 audit. The bondholders decided in the meeting that, among others:

   1. The sixth payment of interest coupon due on April 14, 2001 and its penalties should be made on May 18, 2001 without conditions (see Note 38n);
   2. The Company should fulfill all the terms in the Trustee Agreement, mainly timely payment of interests and loan principal;
   3. If the Company fails to fulfill the above No. 1 action or fail to pay the succeeding interest liabilities under the Trustee Agreement, the bondholders will decide in their general meeting to directly undertake an early bonds redemption followed by legal action;
   4. Not to agree on the pledge/transfer of the Company's assets to anybody, under the terms of the Trustee Agreement; and
   5. To implement the above No. 3 and 4 actions, the bondholders in their general meeting have authorized the Trustee to undertake all the necessary legal actions without any exceptions.

j. On June 21, 2001, the Company, together with PT Pabrik Kertas Tjiwi Kimia Tbk, PT Pindo Deli Pulp and Paper Mills and PT Lontar Papyrus Pulp & Paper Industry, related parties, conducted a public expose on the reasons for the delayed 2000 financial statements. The Company and its related party companies presented the following, among others:

   1. Due to the financial difficulty and ongoing debt restructuring process, these Companies needed to conduct a more detailed review compared to a normal audit.
   2. The debt restructuring process and creditors' claims caused difficulty for these Companies to maximize the available human resources allocation to prepare the financial statements.
   3. Such delay resulted in the delay of the conduct of the annual stockholders' general meeting before June 30, 2001, as announced in the press on June 1, 2001.
   4. These Companies' future plans to improve their operational performance namely, preparation of a continuing operational plan, assessment to conduct divestment, exertion of efforts for an ideal debt level and negotiation with creditors to reach an agreement with all creditors.
   5. Pledge of these Companies' assets to IBRA (on behalf of the Indonesian Government) in relation to their loans payable to BII, and the issuance of government guarantee by IBRA to BII. These Companies' loans payable to BII have been categorized as non-performing loans and the pledge of assets (see letter e above) is based on the ACA and Settlement Agreement, as amended (see letters b and c above).
   6. Legal bases on the pledge of assets namely:
      - Terms of the Articles of Association of these Companies specially regarding the directors' authority to enter into pledge at a pledged value of less than 90% of these Companies' assets do not require the approval from the stockholders' general meeting.
      - Provisions in BAPEPAM Rule No. IX.E.2 on Material Transactions, item 4.h.
      - Provisions in BAPEPAM Rule No. IX.E.1 on Certain Transactions with Conflict of Interests, item 3.h.

   The pledge of assets is based on the framework of transactions directly or indirectly conducted by IBRA, debt restructuring of these Companies with BII and recovery of the national economy.

(In United States Dollars, Unless Otherwise Stated)

The completion of the Company's 2000 consolidated financial statements was delayed on account of the many demands of the complex debt restructuring exercise which is now underway. This process has involved and continues to involve an analysis of myriad transactions spanning many jurisdictions and laws. The directors have used their best endeavours to prepare these consolidated financial statements as completely and accurately as possible. Completion of the ongoing analysis may result in a determination that further liabilities/transactions ought to have been recorded in these financial statements.

k. In April 2001, APP announced that informal committees representing the banks, export credit agencies and trading company creditors have been formed in connection with the debt restructuring. Since August 2001, APP's shares have been delisted from the New York Stock Exchange and are currently trading on the over-the-counter bulletin board. In September 2001, APP announced in the press that it discussed with the steering committees issues related to debt restructuring, including cash monitoring protocol, reorganization of procurement and sales/marketing functions of APP Group, bringing in independent management and exploring options for disposal of non-core assets. In November 2001, APP announced its proposal for the establishment of excess cash accounts by each of the Indonesian operating Subsidiaries to be used for plan purposes. APP also announced its plan to distribute a draft restructuring plan to the creditors' umbrella steering committee by January 31, 2002.

l. On October 26, 2001, the Company together with PT Pabrik Kertas Tjiwi Kimia Tbk, PT Pindo Deli Pulp and Paper Mills and PT Lontar Papyrus Pulp & Paper Industry, conducted a hearing with the Surabaya Stock Exchange officers to explain the status of the Companies' respective Rupiah bond obligations. The stock exchange will continue to monitor the latest status and developments on these companies.

36. ECONOMIC CONDITIONS

In 1997 up to the middle of 1999, Indonesia and the Asia Pacific region experienced adverse economic conditions mainly resulting from currency depreciation, the principal consequences of which, have been an extreme lack of liquidity and high foreign exchange and interest rates. These conditions have also been characterized by declining prices in shares listed in the Indonesian Stock Exchanges, tightening of available credit, general price increases of commodities and services, and reduced economic activity.

Since the middle of 1999, the Indonesian economic condition was characterized by the Rupiah to U.S. Dollar exchange rate fluctuation, decrease in interest rates of Bank Indonesia certificates and decline in inflation rate. In 2000, the exchange rate of Rupiah to U.S. Dollar has weakened due to uncertainties in the country's social and political situation. The country's economic conditions continue to be affected by the ongoing recapitalization of the banking industry and restructuring of non-performing loans.

Prices of pulp, paper and packaging products which are based upon or affected by global prices, are highly cyclical and fluctuating. In the first quarter up to the second quarter of 2000, the pulp prices have increased, which resulted in the increase in paper and packaging product prices. However, the pulp prices had a significant decreasing trend starting on the last quarter of 2000 up to

December 12, 2001, mainly attributable to the oversupply of pulp and paper products in major international markets, among others. The decrease in pulp prices also affected the paper and packaging product prices to decrease. Volatility in exchange and interest rates has affected the Company's cost of funds, and its capacity to service its debts, given that balances of the Company's borrowings are denominated mainly in U.S. Dollars and currencies other than U.S. Dollars. If the net position of assets and liabilities in currencies other than U.S. Dollars as of December 31, 2000 (see Note 34) is reflected using the middle rate as of December 12, 2001, the total net liabilities will decrease by approximately US$ 42 million.

The Company's and its Subsidiaries' operations have been significantly affected by decrease in the pulp, paper and packaging product prices, reduction of available credit lines for working capital and rising borrowing costs, among others, which significantly impacted the APP Group's business and cash position (including the Company). As disclosed in Notes 16, 19, 20, 21 and 35, since the end of 2000 until the date of this report, the Company and certain Subsidiaries incurred payment and technical default on certain of their loan principal and interest payables. In March 2001, APP and its Subsidiaries, including the Company, announced the debt standstill on all obligations (principal and interest payments) to their creditors, except for certain of their trade creditors. In 2001, the Company paid interests to the bondholders of the Indah Kiat I 1999 Bonds. Under the loan agreements, as a result of the payment and technical default, the creditors may declare the entire outstanding amount to be immediately due and payable with or without written notice. Therefore, the long-term loans have been reclassified to current maturities in the December 31, 2000 consolidated balance sheet. The Company and Subsidiaries reported current liabilities in excess of its current assets by about US$ 2.5 billion as of December 31, 2000 and net loss of about US$ 401 million in 2000 mainly due to significant provision for losses on uncollectable receivables.

The accompanying consolidated financial statements have been prepared assuming that the Company and Subsidiaries will continue as going concern entities. The continued existence of the Company and its Subsidiaries is dependent upon the ability of APP, the ultimate parent company, to continue to provide financial support to the Company and its Subsidiaries. APP Group, including the Company, is facing cash flow deficiencies and is currently negotiating a debt restructuring process with all its creditors. The directors of the APP Group are preparing a restructuring plan to reorganize their activities and to restructure their debts, which is subject to approval by their creditors (see Notes 35g, j and k).

The APP Group's (including the Company and Subsidiaries) future plans include, among others, the improvement in their operational performance namely, preparation of a continuing operational plan, assessment to conduct divestment of non-core assets, exertion of efforts to achieve an ideal debt level and negotiation with creditors to reach an agreement acceptable to all creditors.

In 1999, an anti-monopoly law was enacted in Indonesia which is effective starting March 2000 and would prohibit a variety of practices considered to be anti-competitive and monopolistic. Because the Company and its affiliated companies have the leading market share in Indonesia for many of their products, it is possible that this law could have an adverse effect on the Company and its affiliated companies' business in Indonesia.

The Company's and its Subsidiaries' operations have been affected and will continue to be affected, for the foreseeable future, by the adverse economic conditions. It is uncertain how future economic and non-economic developments in Indonesia will affect the Company's and its Subsidiaries' operations and results. As a result, there are significant uncertainties that may affect the future operations of the Company and its Subsidiaries. These financial statements do not include any adjustments that may be necessary if the support from APP is not forthcoming and the Company and its Subsidiaries are unable to continue as going concern entities.

(In United States Dollars, Unless Otherwise Stated)

The resolution to further improve the economic conditions depends on the fiscal, monetary and other measures that have been and will be undertaken by the Indonesian government, actions which are beyond the Company's and its Subsidiaries' control. It is not currently possible to determine the future effects of the continuing adverse economic conditions on the Company's and its Subsidiaries' liquidity and earnings, including the effects flowing through from their customers, suppliers, creditors and stockholders.

37. EMPLOYEES' BENEFITS

On June 20, 2000, the Ministry of Manpower issued the Decree No. Kep-150/Men/2000, amending the Decree of the Ministry of Manpower No. Per-03/Men/1996, regarding the Settlement of Work Dismissal and Determination of Separation, Appreciation and Compensation Payments by Companies. The Decree requires companies to pay their employees termination, appreciation and compensation benefits in case of employment dismissal based on the employees' number of years of service, provided the conditions set forth in the Decree are met. Based on the Company's computation, the amount of such employees' benefits charged to operations in 2000 amounted to US$ 8,685,734 and is presented as part of Cost of Goods Sold and Operating Expenses - General and Administrative Expenses in the consolidated statement of income (see Notes 24 and 25). The management believes that such amount is adequate to meet the requirements of this Decree as of December 31, 2000.

38. SIGNIFICANT SUBSEQUENT EVENTS

The following are the significant events subsequent to the December 31, 2000 balance sheet date (see also Notes 15, 32 and 35):

a. On January 10, 2001, the Company entered into an Amended and Restated Pulpwood Purchase Agreement with PT Arara Abadi (Arara) which is valid for 30 years (see Note 7c). The Company agreed to exclusively purchase the pulpwood from Arara and Arara agreed to supply the pulpwood to the Company at a certain agreed price. Under this agreement, the Company shall from time to time at the request of Arara, provide any financing to Arara without any charges for purposes of financing the cost associated with maintaining and developing the concession and the plantation, including without limitation, costs incurred in connection with the growing, harvesting and delivery of pulpwood. Both parties also agreed that the financing provided by the Company shall not be offset against the Company's payment obligation from the purchase of pulpwood from Arara.

b. On January 17, 2001, the Company made additional investment in IK Import & Export Limited, British Virgin Islands, an associated company, by acquiring 8,100 shares of IK Import & Export Limited from APP International Trading Limited, a related party, resulting in the increase in ownership to become 100% (see Note 11).

c. On January 30, 2001, Bank of America N.A., Jakarta agreed to increase the multi-currency onshore advance, sight letters of credit, trust receipts, temporary advance import, shipside bonds issuing commission facilities to become Rp 27 billion and US$ 4 million until March 31, 2001 (see Note 16).

(In United States Dollars, Unless Otherwise Stated)

d. On February 27, 2001, the Company entered into a proceeds deduction agreement with PT Bank Fuji International Indonesia (Fuji) in relation to the Company's unpaid obligation arising from bills discounted without letters of credit transaction. This agreement was terminated on August 9, 2001. On July 30, 2001, Fuji assigned its rights, titles, interests and benefits under the bills discounted without letters of credit facility to The Fuji Bank Limited (Fuji Tokyo), Tokyo. On August 9, 2001, the Company and Fuji (as appointed and authorized by Fuji Tokyo) entered into a trade facility maintenance agreement whereby both parties agreed to transfer the above unpaid obligations to the acceptance guarantee facilities from time to time (see Note 16).

e. On March 2, 2001, the Company and Fuji entered into a facility agreement whereby Fuji agreed to provide bills discounted facility with letters of credit base to the Company, PT Pabrik Kertas Tjiwi Kimia Tbk, PT Pindo Deli Pulp and Paper Mills and PT Lontar Papyrus Pulp & Paper Industry in an aggregate principal amount not exceeding US$ 30,000,000. This facility had expired on July 31, 2001 and is extended up to January 31, 2002 (see Note 16).

f. On March 6, 2001, Standard Chartered Bank (SCB), Jakarta agreed to provide the Company with the service of negotiation of bills drawn under the letters of credit on a full recourse basis to the Company. The letter outlined certain conditions, among others, the minimum amount of negotiated bills to be retained by SCB (see Note 16).

g. On March 8, 2001, PT Indosuez Indonesia Bank (Indosuez) agreed to convert the Company's unpaid loan into a new Trade Finance facility with a maximum amount of US$ 2,000,000. The facility, maturing on March 8, 2002, is secured with fiduciary transfer of the Company's inventories covering 120% of the total outstanding utilization of the facility and the remaining outstanding balance of the existing unpaid facilities (see Note 16).

h. On March 15, 2001, the Company entered into an agreement with PT Bank Sanwa Indonesia (Sanwa) whereby Sanwa agreed to provide import letters of credit facilities of US$ 1,800,000 and export bills bought under letters of credit facilities of US$ 2,000,000. The facilities will expire on March 15, 2002. On September 17, 2001, Sanwa extended the import letters of credit facility amount to become US$ 1,925,000 (see Note 16).

i. In 2001, PT Bank CIC Internasional Tbk (CIC) agreed to provide the Company letters of credit facility with a total facility not exceeding US$ 5,800,578. The facility will expire within one year after the date of the agreement and is covered with fiduciary transfer on the imported goods.

   In 2001, CIC agreed to extend the maturity period of the Bill discounting facility up to July 6, 2002 (see Note 16).

j. In March 2001, the Company and PT Summit Sinar Mas Finance (SSMF) agreed to reschedule the lease facilities of US$ 802,901 which matured in July 2001. The restructured amount comprises principal and unpaid interests of US$ 852,630 which is payable in 24 monthly installments of US$ 42,632 each, starting from January 17, 2001 with 4 months grace period. Payment will start on June 17, 2001 up to January 17, 2003. The interest is payable under the same terms as in the principal. In April 2001, the Company and SSMF formalized the above arrangement in the agreement (see Note 21).

(In United States Dollars, Unless Otherwise Stated)

k. In April 2001, the Company and syndicated financial institutions, with PT Central Sari Finance Corporation (CSFC) as the agent, agreed to reschedule the last payment of its lease facilities amounting to US$ 1,075,000 which matured on December 19, 2000. The restructured amount comprises maturing principal and interests of US$ 1,101,324 which is payable in 12 monthly installments of US$ 91,777 each, from May 18, 2001 up to April 19, 2002. The interest is payable under the same terms as in the principal. In October 2001, the Company and CSFC formalized the above arrangement in the agreement (see Note 21).

l. On April 12, 2001, the Company and PT Pabrik Kertas Tjiwi Kimia Tbk, entered into a new credit agreement with American Express Bank Ltd. (Amex), Jakarta for their outstanding and unpaid principal amounts of letters of credit of US$ 597,303 and US$ 135,544, respectively, (totaling US$ 732,847) and export bills collection of US$ 5,857,971 and US$ 1,467,159, respectively, (totaling US$ 7,325,130). Amex agreed to make available an irrevocable documentary sight letters of credit facility not exceeding US$ 7,325,130 which expired on August 31, 2001. On October 9, 2001, the facility is extended up to November 30, 2001 (see Note 16).

m. In May 2001, the Company and PT GE Finance Indonesia (GE) agreed to reschedule the lease facilities of US$ 1,652,400 which will mature in November 2001. The restructured amount comprises principal and unpaid interests of US$ 1,715,710 which is payable in 30 monthly installments of US$ 57,190 each, starting from February 18, 2001 with 3 months grace period on the principal. Payment will start on June 18, 2001 up to November 18, 2003. The interest is payable under the same terms as in the principal. In September 2001, the Company and GE formalized the above arrangement in the agreement (see Note 21).

n. On May 18, 2001, July 14, 2001 and October 14, 2001, the Company paid the 6th, 7th and 8th respectively, interest coupon and related penalties totaling about Rp 123 billion on the Indah Kiat I 1999 Bonds to the bondholders (see Notes 19 and 35g and i).

o. Based on the Company's letter to the Jakarta Stock Exchange dated July 25, 2001, for the period July 13 - 27, 2001, the Company's shares listed in the Jakarta Stock Exchange have been sanctioned through suspension which will be evaluated for delisting. The Company requested the stock exchange to evaluate not to delist the Company's shares because of the delayed submission of its financial statements caused by the financial difficulty and ongoing debt restructuring process which require more detailed review of the financial statement accounts and such restructuring process and creditors' claims resulted in difficulty to maximize the human resources allocation to prepare such financial statements (see Note 22).

p. On July 30, 2001, APP announced in the press that the Company and PT Lontar Papyrus Pulp & Paper Industry have experienced labor disputes at Perawang and Tebing Tinggi Mills. These disputes arose in connection with recently adopted increases in provincial minimum wages of approximately 35% for certain industries and resulted in the closing of Perawang mills for two and one half days because of disruptions in the electrical supply caused by the workers.

q. On July 31, 2001, Fuji agreed to extend the acceptance guarantee facility on import letters of credit, trust receipts including shipping guarantee provided to the Company, PT Pabrik Kertas Tjiwi Kimia Tbk, PT Pindo Deli Pulp and Paper Mills and PT Lontar Papyrus Pulp & Paper Industry with the total amount not to exceed US$ 76,350,000 which was amended to US$ 90 million on August 9, 2001. The facility will expire on January 31, 2002 and is guaranteed by APP (see Note 16).

(In United States Dollars, Unless Otherwise Stated)

r. The Jakarta Stock Exchange announced that starting on August 29, 2001, the trading of shares and series II warrants of the Company can only be conducted in the negotiation market. This is due to the delayed submission of the first quarter of year 2001 financial statements as regulated under the Jakarta Stock Exchange Rule No. I year 1992 regarding Securities Listing, since the Company has not yet fulfilled its obligation within the limited period given. The Company explained that up to such date, the audit of the consolidated financial statements for the year 2000 is still in process thereby the beginning balance for the year 2001 cannot be determined yet (see Note 22).

s. On September 19, 2001, PT Bank Pan Indonesia Tbk agreed to extend the maturity date of short-term revolving credit facilities due on June 13, 2001 to June 13, 2002 and change the facilities to become revolving credit facilities and/or sight and/or usance letters of credit and reduce the facilities amount from Rp 50 billion to Rp 40 billion. The facility is covered with the pledge of Company's shares held by Purinusa covering 200% from the facility amount (see Note 16).

t. On November 8, 2001, PT Bank Central Asia Tbk (BCA), Jakarta agreed to extend the import usance letters of credit facilities up to October 18, 2002 with the maximum facility amount of Rp 22 billion and on certain conditions, among others, placement of fund covering 105% of the letters of credit amount opened in the form of time deposits placed in BCA (see Note 16).

u. On November 30, 2001, the Company entered into an agreement with PT Bank Sumitomo Mitsui Indonesia (Sumitomo) whereby Sumitomo agreed to waive all default interest on the credit facilities as of February 28, 2001 and to grant new facilities for import (letters of credit, acceptance, letter of guarantee) and export (foreign bills bought) totaling US$ 3,200,000 to gradually recover the overdue credit facilities on the same amount (see Note 16). On the same day, both parties entered into agreement concerning the negotiation and collection of drafts or bills of exchange and letters of credit agreement which provide the bank, among others, the right to deduct the Company's deposits or current account in the event of default.

v. On December 4, 2001, Bapepam, through its letter, informed the Company that it has violated certain Bapepam Rule related to certain important transactions not informed to Bapepam by the Company regarding, among others, ABN Amro Bank N.V. litigation case in Singapore, signing of Settlement Agreement dated January 26, 2001, non-payment of interest on Indah Kiat I 1999 Bonds, 2000 financial statements not submitted and announced to the public, litigation filed in relation to accounts receivable and significant provision for doubtful accounts. Bapepam also penalized the Company with certain fines, including the penalty due to the delayed submission of financial statements.

w. On December 6, 2001, APP announced in its press release the results of the environmental audit carried out by independent forestry consultants AMEC Simons Forest Industry Consulting (AMEC) at the APP Indonesian Subsidiaries' sites, including those of the Company, PT Arara Abadi and PT Wirakarya Sakti. AMEC concluded that, among others, the APP mills implemented comprehensive environmental and wood supply practices and procedures.

39. RECENT INDONESIAN GAAP PRONOUNCEMENTS

The new accounting pronouncements are as follows:

a. PSAK No. 55 on "Accounting for Derivative Instruments and Hedging Activities" was issued in 1998 and revised in September 1999, which is effective on prospective basis for the book-year starting on or after January 1, 2001. PSAK No. 55 requires the recognition of all derivative instruments as

(In United States Dollars, Unless Otherwise Stated)

either assets or liabilities in the financial statements and measurement of such instruments at fair value (see Note 2s). The Company is currently analyzing this PSAK and has not yet determined its impact to the consolidated financial statements.

b. In 2000, PSAK No. 57 on "Accounting for Provisions, Contingent Liabilities and Contingent Assets" was issued, which is effective on prospective basis for the fiscal year starting on or after January 1, 2001 and requires disclosure if earlier application is adopted. The standard provides for, among others, the recognition, measurement and disclosure of provisions, contingent liabilities and contingent assets. The Company is currently analyzing this PSAK and has not yet determined its impact to the consolidated financial statements.

c. In 2000, IAI issued the revised PSAK No. 5 on "Segment Reporting" which is effective on prospective basis for the fiscal year starting on or after January 1, 2002 and requires disclosure if earlier application is adopted. The standard provides for principles for reporting financial information by segment for issuers or public companies or by enterprises that are in the process of issuing equity or debt securities in the securities markets (see Note 2w). The Company is currently analyzing this PSAK and has not yet determined its impact to the consolidated financial statements.

40. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 1999 consolidated financial statements have been reclassified to conform with the presentation of accounts in the 2000 consolidated financial statements, significant of which is the deferred stock issuance costs amounting to US$ 3,203,835 which has been reclassified from deferred charges to additional paid-in capital and deferred loan issuance costs amounting to US$ 34,430,964 which has been reclassified from deferred charges to long-term notes payable and bonds payable and to long-term bank and supplier loans payable (see Notes 2o, 19, 20 and 22).

APP ASIA PULP & PAPER COMPANY LTD
118 Pioneer Road, Singapore 639598 Main Line Number: (65) 477-6118 Main Fax Number: (65) 477-6116

FOR IMMEDIATE RELEASE

Contact: Julian Wilson
Gavin Anderson & Company
Ph: (+65) 339-9110
E-mail: app_investors@app.co.id
app@gavinanderson.com.sg

**ASIA PULP & PAPER COMPANY LTD ANNOUNCES
ITS ENVIRONMENTAL AND WOOD SUPPLY UPDATE, DEBT RESTRUCTURING PROCESS UPDATE,
PRELIMINARY RESULTS FOR ITS INDONESIAN SUBSIDIARIES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001,
RESULTS FOR ITS INDONESIAN SUBSIDIARIES FOR THE YEAR ENDED DECEMBER 31, 2000 AND
PRODUCTION, SALES VOLUME AND OPERATING DATA FOR ITS INDONESIAN SUBSIDIARIES FOR 2001**

Singapore, March 11, 2002—Asia Pulp & Paper Company Ltd ("*APP*") today announced details of preliminary, unaudited condensed and consolidated financial results for the nine months ended September 30, 2001 and the consolidated financial results for the year ended December 31, 2000 for its principal operating subsidiaries in Indonesia — PT Indah Kiat Pulp and Paper Tbk ("***Indah Kiat***"), PT Pabrik Kertas Tjiwi Kimia Tbk ("***Tjiwi Kimia***"), PT Pindo Deli Pulp and Paper Mills ("***Pindo Deli***") and PT Lontar Papyrus Pulp and Paper Industry ("***Lontar Papyrus***" and, together with Indah Kiat, Tjiwi Kimia and Pindo Deli, the "***Indonesian Subsidiaries***"). The preliminary condensed financial statements for the nine months ended September 30, 2001 and the condensed financial statements for the year ended December 31, 2000 supplement this press release.

APP also announced today that LTC & Associates were appointed auditors of APP at an extraordinary general meeting of APP held on February 6, 2002. LTC & Associates replaced Arthur Andersen, who tendered their resignation as APP's auditors. LTC & Associates is a member firm of BKR International which is ranked among the world's twenty largest firms of accountants and business advisers and operate out of over 300 offices worldwide.

* * * * *

ENVIRONMENTAL AND WOOD SUPPLY UPDATE

In December 2001, APP announced details of environmental and sustainable wood supply audits conducted by AMEC Forestry Industry Consulting ("***AMEC***"), an independent forestry consulting company. AMEC concluded that APP mills and Sinar Mas Group forestry companies have implemented comprehensive environmental and wood supply practices and procedures in support of company operations in Indonesia. APP and the Sinar Mas Group Forestry Division continue to communicate with financial institutions, environmental groups and other stakeholders, and are now in the process of engaging an expert advisor to assist in developing detailed sustainable wood supply plans for the Sinar Mas Group forestry companies. This work is expected to take six months to complete, and is expected to build on the findings of the audit reports and address sustainable fiber supply as well as economic, social and environmental issues.

Commenting on the assignment, Teguh Widjaya, Chief Executive Officer of APP, said:

> "This undertaking further demonstrates our commitment to developing and implementing a sustainable wood supply plan that is socially compatible and environmentally responsible."

* * * * *

DEBT RESTRUCTURING PROCESS UPDATE

On February 1, 2002, APP presented a restructuring proposal for the APP Group to its financial creditors, represented by the Umbrella Steering Committee.

Commenting on the proposal and progress made to date, Teguh Widjaya said:

> "We believe we have made significant progress in preparing the basis for detailed discussions with our creditors on the restructuring of the group's indebtedness with the release of the restructuring proposal. We are waiting for a detailed response from the Umbrella Steering Committee."

The debt restructuring exercise relating to the Indonesian Subsidiaries and APP is complex and continues to involve analysis of a myriad of complex transactions that span many jurisdictions and laws and will likely take a lengthy period of time to complete. Resolution of the issues relating to these transactions could require one or more of the Indonesian Subsidiaries, or other companies in the APP Group, to recognize additional liabilities or penalties which have not been recognized or reflected on their financial statements.

* * * * *

FINANCIAL HIGHLIGHTS

The following chart shows certain financial highlights for the Indonesian Subsidiaries as discussed in greater detail in the press release.

	Nine Months Ended September 30, 2001			
	Indah Kiat	**Tjiwi Kimia**	**Pindo Deli**	**Lontar Papyrus**
	(in millions of U.S. dollars, except percentages)			
Net sales	840.5	583.3	480.3	161.1
Gross profit	168.5	120.8	68.7	49.5
Gross profit margin	20.0%	20.7%	14.3%	30.7%
Operating profit/(loss)	85.0	48.3	28.9	42.5
Operating profit margin	10.1%	8.3%	6.0%	26.4%
Net profit/(loss)	(166.9)	(36.2)	(89.8)	6.4

	Year Ended December 31, 2000			
	Indah Kiat	**Tjiwi Kimia**	**Pindo Deli**	**Lontar Papyrus**
	(in millions of U.S. dollars, except percentages)			
Net sales	1,544.3	828.0	760.5	323.4
Gross profit	532.6	57.0	119.4	174.9
Gross profit margin	34.5%	6.9%	15.7%	54.1%
Operating profit/(loss)	388.2	(55.1)	25.6	161.0
Operating profit margin	25.1%	N/A	3.4%	49.8%
Net profit/(loss)	(400.7)	(359.7)	(375.8)	(66.1)

Commenting on the preliminary financial results for the nine months ended September 30, 2001 and the 2000 financial results for the Indonesian Subsidiaries released today, Hendrik Tee, APP's Chief Financial Officer, stated:

> "Operating conditions during 2001 were challenging due to depressed demand in the region, overcapacity in the industry and low selling prices for APP's pulp and paper products. Across the group a decrease in pulp prices and lower sales volume of paper contributed to a significant decline in revenues and lower gross profit margins at all the Indonesian operating companies, with the exception of Tjiwi Kimia that benefited from the lower pulp prices. All the Indonesian Subsidiaries except Lontar Papyrus suffered a net loss during the nine-month period ended September 30, 2001."
>
> During year 2000 most of our operating subsidiaries saw a net increase in sales, however increases in raw materials costs, provisions for doubtful accounts and increases in interest expense caused our major subsidiaries to suffer net losses in the year 2000."

* * * * *

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

The preliminary unaudited condensed consolidated financial statements of each of the Indonesian Subsidiaries for the nine months ended September 30, 2001 supplement this press release. The financial data for the nine months ended September 30, 2001 and the operating data APP is releasing to the public today is subject to changes, some of which may be significant. Therefore, you should not place undue reliance on the financial and operating information set forth in this press release.

PT INDAH KIAT PULP & PAPER TBK

Third Quarter 2001 Compared To Second Quarter 2001

Net sales decreased 2.6% to approximately US$269.6 million in the third quarter 2001 from approximately US$276.8 million in the second quarter of 2001 primarily due to lower sales volume and lower average realized selling prices for paper.

Gross profit decreased 21.2% to approximately US$45.1 million in the third quarter of 2001 from approximately US$57.2 million in the second quarter of 2001. Gross profit, as a percentage of net sales, decreased to 16.7% in the third quarter of 2001 from 20.7% in the second quarter of 2001.

The decrease in gross profit was primarily due to lower average realized selling prices for paper products and an increase in the purchase price of wood. Wood prices increased primarily (a) due to higher heavy equipment charges (machinery prices, spare parts and fuel) incurred in harvesting and transporting wood, (b) due to increased labor costs and (c) to enable the forestry companies to self-finance their operations, including increases in their planting areas in an effort to achieve fiber sustainability.

Operating expenses increased 57.1% to approximately US$37.4 million in the third quarter of 2001 from US$23.8 million in the second quarter of 2001. As a percentage of net sales, operating expenses increased to 13.9% in the third quarter of 2001 from 8.6% in the second quarter of 2001. Selling expenses increased 100.6% to approximately US$26.6 million in the third quarter of 2001 compared to approximately US$13.2 million in the second quarter of 2001, primarily due to higher management fee expenses paid to APP in connection with the pending restructuring of Indah Kiat's indebtedness. As a result, income from operations decreased to approximately US$7.7 million in the third quarter of 2001 from approximately US$33.4 million in the second quarter of 2001.

Indah Kiat had a foreign exchange loss of approximately US$46.3 million in the third quarter of 2001 compared with a foreign exchange gain of approximately US$9.5 million in the second quarter of 2001, primarily due to Indah Kiat's Indonesian Rupiah borrowings arising from the appreciation of the Indonesian Rupiah against the U.S. dollar in the third quarter of 2001 and the change in the mix of Indonesian Rupiah and U.S. dollar accounts receivable and accounts payable.

Net loss increased to approximately US$120.1 million in the third quarter of 2001 from approximately US$39.4 million in the second quarter of 2001.

Second Quarter 2001 Compared To First Quarter 2001

Net sales decreased 5.9% to approximately US$276.8 million in the second quarter 2001 from approximately US$294.1 million in the first quarter of 2001 primarily due to lower average realized selling prices for pulp, paper and packaging products and a decrease in sales volume for Indah Kiat's pulp products, which was partially offset by an increase in sales volumes of paper and packaging products. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Indah Kiat to obtain shipping services following the declaration of a standstill of its debt payments in March 2001. Under FOB shipping terms, the buyer is responsible for the payment of insurance and freight and, therefore, the price Indah Kiat charges is lower.

Gross profit decreased 13.7% to approximately US$57.2 million in the second quarter of 2001 from approximately US$66.3 million in the first quarter of 2001. Gross profit, as a percentage of net sales, decreased to 20.7% in the second quarter of 2001 from 22.5% in the first quarter of 2001. The decrease in gross profit was primarily due to lower average realized selling prices for all of Indah Kiat's products, lower sales volumes for pulp products and increase in the purchase price of wood. Wood prices increased primarily (a) due to higher heavy equipment charges incurred in harvesting and transporting wood, (b) due to increased labor costs and (c) to enable the forestry companies to self-finance their operations, including to achieve fiber sustainability.

Operating expenses increased 6.7% to approximately US$23.8 million in the second quarter of 2001 from US$22.3 million in the first quarter of 2001. As a percentage of net sales, operating expenses increased to 8.6% in the second quarter of 2001 from 7.6% in the first quarter of 2001.

Selling expenses decreased 18.3% to approximately US$13.2 million in the second quarter of 2001 compared to approximately US$16.2 million in the first quarter of 2001, primarily due to lower overseas logistic freight expenses resulting from a temporary change in shipping terms from CIF to FOB. Under the change in shipping terms, the buyer is responsible for payment of insurance and freight and, therefore, these items were not included in Indah Kiat's selling expenses in the second quarter of 2001. Income from operations decreased to approximately US$33.4 million in the second quarter of 2001 from approximately US$44.0 million in the first quarter of 2001.

Gains on foreign exchange decreased in the second quarter of 2001 to approximately US$9.5 million from approximately US$38.7 million in the first quarter of 2001 primarily due to the change in the mix of Indonesian Rupiah and U.S. dollar accounts receivable.

Net loss increased to approximately US$39.4 million in the second quarter of 2001 from approximately US$7.4 million in the first quarter of 2001.

Balance Sheet – September 30, 2001 Compared To December 31, 2000

Cash, cash equivalents and short-term investments decreased to approximately US$8.0 million in restricted cash as at September 30, 2001 from approximately US$58.4 million comprising restricted cash of approximately US$54.2 million and unrestricted cash of approximately US$4.2 million as at December 31, 2000.

Current trade accounts receivable increased to approximately US$511.1 million as at September 30, 2001 compared with approximately US$304.8 million as at December 31, 2000. The increase in current trade accounts receivable is primarily due to (a) an increase in sales to related parties to support the working capital requirements of the business, including Indonesian sales of pulp and paper products to related parties in the domestic market and (b) an increase in export sales of paper and packaging products to APP branches.

Non-current trade accounts receivable increased to approximately US$346.8 million as at September 30, 2001 compared with approximately US$290.8 million as at December 31, 2000. The increase in non-current trade accounts receivable is primarily due to sales of Indah Kiat products in 2001. The collectability of these accounts receivable, which are guaranteed by APP, will depend on the outcome of the restructuring.

Inventories decreased to approximately US$196.1 million, comprising approximately US$52.2 million in finished goods and work in process and approximately US$143.9 million in raw materials and spare parts, as at September 30, 2001 from approximately US$305.6 million, comprising approximately US$89.7 million in finished goods and work in process and approximately US$215.9 million in raw materials and spare parts as at December 31, 2000. The decrease in finished goods and work in process was primarily due to a change in management policy to produce finished paper and packaging products based on customers' orders only. The decrease in raw materials and spare parts is primarily due to the change in policy of reducing the amount of raw materials held in stock. These policy changes were adopted in an effort to more efficiently manage working capital.

Short-term borrowings decreased to approximately US$240.4 million as at September 30, 2001 from approximately US$366.6 million as at December 31, 2000 as a result of a net reduction in various short-term trade facilities.

Cash Flows – For The Nine Months Ended September 30, 2001 Compared To The Year Ended December 31, 2000

The major sources of cash for the nine month period ended September 30, 2001 were earnings before interest, taxes, depreciation and amortization ("*EBITDA*") of approximately US$223.8 million and decreases in cash balances of approximately US$50.4 million. The major uses of cash were additional investment in working capital, primarily due to the approximately US$290.0 million increase in trade receivables – net which was partially offset by decreases in inventory and increases in trade payables. Other major uses of cash include management of short-term working capital facilities of approximately US$127.7 million, of which approximately US$54.2 comprised collateralized deposits offset against these facilities and the remainder of which were fluctuations in working capital facilities (see "—Balance Sheet – September 30, 2001 Compared To December 31, 2000" above).

PT PABRIK KERTAS TJIWI KIMIA TBK

Third Quarter 2001 Compared To Second Quarter 2001

Tjiwi Kimia's consolidated net sales for the third quarter of 2001 were approximately US$174.6 million, a 14.9% decrease from consolidated net sales of approximately US$205.2 million in the second quarter of 2001, primarily due to a decrease in sales volume of stationery products as a result of seasonal fluctuations, partially offset by an increase in the sales volume of paper products.

Tjiwi Kimia's gross profit increased by 17.2% to approximately US$47.7 million, or a gross profit margin of 27.3%, in third quarter of 2001 from approximately US$40.7 million, or a gross profit margin of 19.8%, in the second quarter of 2001, primarily due to a decrease in costs of goods sold as a result of lower market prices for pulp.

Operating expens es increased 78.2% to approximately US$32.0 million in the third quarter of 2001 from approximately US$18.0 million in the second quarter of 2001. As a percentage of net sales, operating expenses increased to 18.3% in the third quarter of 2001 from 8.8% in the second quarter of 2001. Selling expenses increased 102.3% to approximately US$25.2 million in the third quarter of 2001 from approximately US$12.5 million in the second quarter of 2001, primarily due to an increase in the management fee charged by APP in connection with the pending restructuring of Tjiwi Kimia's indebtedness. Consolidated operating income in the third quarter of 2001 was approximately US$15.6 million, a 31.1% decrease from the consolidated operating income of US$22.7 million in the second quarter of 2001.

Tjiwi Kimia had a foreign exchange loss of approximately US$18.9 million in the third quarter of 2001 compared with a foreign exchange gain approximately US$12.3 million in the second quarter of 2001, primarily because of the appreciation of the Indonesian Rupiah against the U.S. dollar.

Consolidated net loss for the third quarter of 2001 was approximately US$33.6 million, compared with a consolidated net income of approximately US$5.4 million in the second quarter of 2001.

Second Quarter 2001 Compared To First Quarter 2001

Tjiwi Kimia's consolidated net sales for the second quarter of 2001 were approximately US$205.2 million, a 0.8% increase from consolidated net sales of approximately US$203.5 million for the first quarter of 2001, primarily due to an increase in the sales volume of stationery products, which was largely offset by decreases in average realized sales prices of all of Tjiwi Kimia's products. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Tjiwi Kimia to obtain shipping services following the declaration of a standstill of its debt payments in March 2001.

Tjiwi Kimia's gross profit increased by 25.2% to approximately US$40.7 million, or a gross profit margin of 19.8%, in second quarter of 2001 from approximately US$32.5 million, or a gross profit margin of 16.0%, in the first quarter of 2001, primarily due to a decrease in costs of goods sold as a result of lower market prices for pulp.

Operating expenses decreased by 20.4%, to approximately US$18.0 million in the second quarter of 2001 from approximately US$22.6 million in the first quarter of 2001. As a percentage of net sales, operating expenses decreased to 8.8% in the second quarter of 2001 from 11.1% in the first quarter of 2001. Selling expenses decreased 23.3% to approximately US$12.5 million in the second quarter of 2001 from approximately US$16.2 million in the first quarter of 2001, primarily due to lower freight expense resulting from a temporary change in shipping terms from CIF to FOB. Consolidated operating income increased to approximately US$22.7 million in the second quarter of 2001 from approximately US$9.9 million in the first quarter of 2001.

Foreign exchange gain decreased to approximately US$12.3 million in the second quarter of 2001 from approximately US$12.6 million in the first quarter of 2001.

Consolidated net income for the second quarter of 2001 was approximately US$5.4 million, compared with a consolidated net loss of approximately US$8.0 million in the first quarter of 2001.

Balance Sheet – September 30, 2001 Compared To December 31, 2000

Cash, cash equivalents and short-term investments decreased to approximately US$14.3 million in unrestricted cash as at September 30, 2001 from approximately US$39.0 million comprising restricted cash of approximately US$34.7 million and unrestricted cash of approximately US$4.3 million as at December 31, 2000.

Current trade accounts receivable increased to approximately US$206.0 million as at September 30, 2001 compared with approximately US$40.4 million as at December 31, 2000. The increase in current trade accounts receivable is primarily due to (a) an increase in sales to related parties to support the working capital requirements of the business, including Indonesian sales of paper products to related parties in the domestic market, (b) an increase in export sales of paper products to APP branches, and (c) an increase in sales to third parties.

Non-current trade accounts receivable increased to approximately US$269.2 million as at September 30, 2001 compared with approximately US$241.7 million as at December 31, 2000. The increase in non-current trade accounts receivable is primarily due to sales of Tjiwi Kimia products in 2001. The collectability of these accounts receivable, which are guaranteed by APP, will depend on the outcome of the restructuring.

Inventories decreased to approximately US$128.9 million, comprising approximately US$59.1 million in finished goods and work in process and approximately US$69.8 million in raw materials and spare parts, as at September 30, 2001 from approximately US$233.4 million, comprising approximately US$104.9 million in finished goods and work in process and approximately US$128.5 million in raw materials and spare parts as at December 31, 2000. The decrease in finished goods and work in process was primarily due to a change in management policy to produce finished paper and packaging products based on customers' orders only. The decrease in raw materials and spare parts is primarily due to the change in policy of reducing the amount of raw materials held in stock. These policy changes were adopted in an effort to more efficiently manage of working capital.

Short-term borrowings decreased to approximately US$92.7 million as at September 30, 2001 from approximately US$145.2 million as at December 31, 2000, primarily as a result of a net reduction in various short-term trade facilities.

Cash Flows – For The Nine Months Ended September 30, 2001 Compared To The Year Ended December 31, 2000

The major sources of cash for the nine month period ended September 30, 2001 were EBITDA of approximately US$106.7 million and decreases in cash balances of approximately US$24.7 million. The major uses of cash were additional investment in working capital, primarily due to the approximately US$193.0 million increase in trade receivables – net which was partially offset by decreases in inventory and increases in trade payables. Other major uses of cash include management of short-term working capital facilities of approximately US$52.4 million, of which approximately US$34.7 comprised collateralized deposits offset against these facilities and the remainder of which were fluctuations in working capital facilities, and payment of interest mainly in the pre-standstill period of approximately US$51.9 million (see "—Balance Sheet – September 30, 2001 Compared To December 31, 2000" above).

PT PINDO DELI PULP AND PAPER MILLS

Third Quarter 2001 Compared To Second Quarter 2001

Consolidated net sales were approximately US$157.9 million in the third quarter of 2001, a 3.7% decrease from consolidated net sales of approximately US$164.0 million in the second quarter of 2001, mainly due to a decrease in the sales volume and average realized sales prices of pulp. This decrease in sales volumes primarily resulted from a decrease in the production of pulp because of a maintenance shut down of a pulp machine in September 2001 for approximately 11 days.

Consolidated gross profit was approximately US$20.4 million in the third quarter of 2001, a 24.6% decrease from consolidated gross profit of approximately US$27.1 million in the second quarter of 2001. Consolidated gross profit in the third quarter of 2001, as a percentage of sales, was 12.9% compared to 16.5% in the second quarter of 2001, primarily due to lower sales volumes of pulp, which has a higher margin compared with other products sold by Pindo Deli.

Operating expenses increased 48.7% to approximately US$16.0 million in the third quarter of 2001 from approximately US$10.7 million in the first quarter of 2001. As a percentage of net sales, operating expenses increased to 10.1% in the third quarter of 2001 from 6.5% in the second quarter of 2001. General and administrative expenses increased significantly to approximately US$8.1 million in the third quarter of 2001 from approximately US$2.2 million in the second quarter of 2001, primarily due to an increase in the payment of management fees to APP in connection with the pending restructuring of Pindo Deli's indebtedness. As a result, consolidated income from operations decreased to approximately US$4.5 million in the third quarter of 2001 from approximately US$16.3 million in the second quarter of 2001.

Consolidated net loss increased by 31.9% to approximately US$42.3 million for the third quarter of 2001 from approximately US$32.1 million in the second quarter of 2001.

Second Quarter 2001 Compared To First Quarter 2001

Consolidated net sales were approximately US$164.0 million in the second quarter of 2001, a 3.6% increase from consolidated net sales of approximately US$158.4 million in the first quarter of 2001, mainly due to increases in the sales volumes of paper and pulp, which was partially offset by a decrease in average realized sales prices of all of Pindo Deli's products. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Pindo Deli to obtain shipping services following the declaration of a standstill of its debt payments in March 2001.

Consolidated gross profit was approximately US$27.1 million in the second quarter, a 27.7% increase from consolidated gross profit of approximately US$21.2 million in the first quarter, primarily due to lower costs of goods sold as a result of the lower purchase price for long fiber pulp paid by Pindo Deli and higher sales volumes of pulp by Lontar Papyrus. Consolidated gross profit in the second quarter of 2001, as a percentage of sales, was 16.5% compared to 13.4% in the first quarter of 2001.

Consolidated income from operations was approximately US$16.3 million in the second quarter of 2001, compared to approximately US$8.1 million for the first quarter of 2001, due to higher gross profit and a decrease in freight expenses resulting from a temporary change in shipping terms from CIF to FOB.

Pindo Deli's had a net foreign exchange loss of approximately US$9.4 million in the second quarter of 2001 compared with a net foreign exchange gain of approximately US$17.1 million in the first quarter of 2001, primarily due to foreign exchange losses from the revaluation of the Yen and Deutsche mark denominated debt as a result of the effect of the depreciation of the U.S. dollar against these currencies.

Consolidated net loss for the second quarter of 2001 was approximately US$32.1 million, compared to approximately US$15.4 million in the first quarter of 2001.

Balance Sheet – September 30, 2001 Compared To December 31, 2000

Cash, cash equivalents and short-term investments decreased to approximately US$6.8 million in unrestricted cash as at September 30, 2001 from approximately US$9.4 million in unrestricted cash as at December 31, 2000.

Current trade accounts receivable increased to approximately US$128.0 million as at September 30, 2001 compared with approximately US$52.8 million as at December 31, 2000. The increase in current trade accounts receivable is primarily due to (a) an increase in sales to related parties to support the working capital requirements of the business, including Indonesian sales of pulp products to related parties in the domestic market and (b) an increase in export sales of pulp products to APP branches.

Non-current trade accounts receivable increased to approximately US$148.5 million as at September 30, 2001 compared with approximately US$136.5 million as at December 31, 2000. The increase in non-current trade accounts receivable is primarily due to sales of Pindo Deli products in 2001.The collectability of these accounts receivable, which are guaranteed by APP, will depend on the outcome of the restructuring.

Inventories decreased to approximately US$139.2 million, comprising approximately US$66.0 million in finished goods and work in process and approximately US$73.2 million in raw materials and spare parts, as at September 30, 2001 from approximately US$206.4 million, comprising approximately US$98.3 million in finished goods and work in process and approximately US$108.1 million in raw materials and spare parts as at December 31, 2000. The decrease in finished goods and work in process was primarily due to a change in management policy to produce finished paper and packaging products based on customers' orders only. The decrease in raw materials and spare parts is primarily due to the change in policy of reducing the amount of raw materials held in stock. These policy changes were adopted in an effort to more efficiently manage working capital.

Other assets – net decreased to approximately US$76.2 million as at September 30, 2001 from approximately US$181.7 million as at December 31, 2002, primarily due to the reclassification of approximately US$110.5 million attributable to the investment in related companies for the purchase of land adjacent to Pindo Deli's Karawang mill to property, plant and equipment. As previously disclosed, this land was acquired on Pindo Deli's behalf by these related companies.

Short-term borrowings decreased to approximately US$65.3 million as at September 30, 2001 from approximately US$99.3 million as at December 31, 2000 as a result of a net reduction in various short-term trade facilities.

Cash Flows – For The Nine Months Ended September 30, 2001 Compared To The Year Ended December 31, 2000

The major sources of cash for the nine month period ended September 30, 2001 were EBITDA of approximately US$100.1million. The major uses of cash were additional investment in working capital, primarily due to the approximately US$87.2 million increase in trade receivables – net which was partially offset by decreases in inventory. Other major uses of cash include a net reduction in short-term working capital facilities of approximately US$48.9 million (see "— Balance Sheet – September 30, 2001 Compared To December 31, 2000" above).

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Third Quarter 2001 Compared To Second Quarter 2001

Net sales decreased by 17.8% to approximately US$46.5 million in the third quarter of 2001 from approximately US$56.6 million in the second quarter of 2001. The decrease in net sales was primarily due to the decrease in sales volumes of pulp. This decrease in sales volumes resulted from a decrease in the production of pulp because of a maintenance shut down of a pulp machine in September 2001 for approximately 11 days.

Cost of goods sold increased by 1.6% to approximately US$37.4 million in the third quarter of 2001 from approximately US$36.8 million in the second quarter of 2001. The increase in cost of goods sold was primarily due to an increase in the market price of wood. The wood price increased primarily (a) due to higher heavy equipment charges incurred in harvesting and transporting wood, (b) due to increased labor costs and (c) to enable the forestry companies to self-finance their operations, including to achieve fiber sustainability.

As a result, gross profit decreased by 54.0% to approximately US$9.1 million in the third quarter of 2001 from approximately US$19.8 million in the second quarter of 2001.

Operating expense increased by 37.7% to approximately US$2.6 million in the third quarter of 2001 from approximately US$1.9 million in the second quarter of 2001.

Income from operations decreased by 63.7% to approximately US$6.5 million in the third quarter of 2001 from approximately US$17.9 million in the second quarter of 2001.

Lontar Papyrus had a net foreign exchange loss of approximately US$18.1 million in the third quarter of 2001 compared with a net foreign exchange gain of approximately US$9.1 million in the second quarter of 2001, primarily due to the appreciation of the Indonesian Rupiah against the U.S. dollar in the third quarter of 2001.

Lontar Papyrus had a net loss of approximately US$25.0 million in the third quarter of 2001 compared with a net income of approximately US$15.7 million in the second quarter of 2001.

Second Quarter 2001 Compared To First Quarter 2001

Net sales decreased by 2.6% to approximately US$56.6 million in the second quarter of 2001 from approximately US$58.1 million in the first quarter of 2001. The decrease in net sales was primarily due to lower selling prices for pulp and tissue, which was partially offset by the increase in sales volume of pulp. The decrease in average realized sales prices was partly caused by a temporary change in shipping terms from CIF to FOB in the second quarter of 2001 due to the inability of Lontar Papyrus to obtain shipping services following the declaration of a standstill of its debt payments in March 2001.

Gross profit decreased by 3.7% to approximately US$19.8 million in the second quarter of 2001 from approximately US$20.5 million in the first quarter of 2001.

Operating expense decreased to approximately US$1.9 million in the second quarter of 2001 from approximately US$2.4 million in the first quarter of 2001 due to a decrease in freight expenses resulting from a temporary change in shipping terms from CIF to FOB.

As a result, income from operations decreased by 1.5% to approximately US$17.9 million in the second quarter of 2001 from approximately US$18.1 million in the first quarter of 2001 and net income decreased slightly to approximately US$15.7 million in the second quarter of 2001 from approximately US$15.8 million in the first quarter of 2001.

Balance Sheet – September 30, 2001 Compared To December 31, 2000

Cash, cash equivalents and short-term investments increased to approximately US$3.9 million in unrestricted cash as at September 30, 2001 from approximately US$2.2 in unrestricted cash as at December 31, 2000.

Current trade accounts receivable increased to approximately US$64.4 million as at September 30, 2001 compared with approximately US$23.0 million as at December 31, 2000. The increase in current trade accounts receivable was primarily due to (a) an increase in sales to related parties to support the working capital requirements of the business, including Indonesian sales of pulp products to related parties in the domestic market and (b) an increase in export sales of pulp products to APP branches.

Non-current trade accounts receivable decreased to approximately US$3.4 million as at September 30, 2001 compared with approximately US$9.7 million as at December 31, 2000.

Inventories decreased to approximately US$35.1 million, comprising approximately US$7.8 million in finished goods and work in process and approximately US$27.3 million in raw materials and spare parts, as at September 30, 2001 from approximately US$38.2 million, comprising approximately US$9.2 million in finished goods and work in process and approximately US$29.0 million in raw materials and spare parts as at December 31, 2000.

Short-term borrowings decreased to approximately US$22.3 million as at September 30, 2001 from approximately US$31.2 million as at December 31, 2000 as a result of a net reduction in various short-term trade facilities.

Cash Flows – For The Nine Months Ended September 30, 2001 Compared To The Year Ended December 31, 2000

The major sources of cash for the nine month period ended September 30, 2001 were EBITDA of approximately US$70.2 million. The major uses of cash were additional investment in working capital, primarily due to the approximately US$35.0 million increase in trade receivables – net which was partially offset by decreases in inventory and increases in trade payables. Other major uses of cash include payment of interest on Lontar Papyrus' debt during the pre-standstill period, payment of interest on Lontar Papyrus' Rupiah bonds amounting to approximately US$14.5 million and a net reduction of short-term working capital facilities of approximately US$9.0 million (see "—Balance Sheet – September 30, 2001 Compared To December 31, 2000" above).

* * * * *

SELECTED CONDENSED CONSOLIDATED FINANCIAL RESULTS FOR 2000

On August 2, 2001, APP released selected preliminary, unaudited financial data as of December 31, 2000, for each of the Indonesian Subsidiaries. In the August 2, 2001 release, APP emphasized that the preliminary financial data set forth in the release was preliminary, unaudited and subject to change. The selected financial data released today contains significant changes to certain of the data released on August 2, 2001.

APP derived the selected financial data from the reports of each of the auditors for the Indonesian Subsidiaries on the 2000 consolidated financial statements of each of those companies and from the opinions of those auditors on the 1999 consolidated financial statements of each of those companies. The auditors for each of the Indonesian Subsidiaries have stated that they were unable to, and did not, express an opinion that the 2000 consolidated financial statements of each of the Indonesian Subsidiaries present fairly, in all material respects, the financial position as of December 31, 2000 and the results of operations and cash flows for the year ended December 31, 2000, for each of the Indonesian Subsidiaries, in conformity with generally accepted accounting principles in Indonesia.

The 2000 consolidated financial statements of each of the Indonesian subsidiaries have been prepared on the basis of generally accepted accounting principles in Indonesia which differ in certain material respects from generally accepted accounting principles in the United States and in other countries.

The complete 2000 consolidated financial statements of each of the Indonesian subsidiaries and the reports of their auditors have been filed with the U.S. Securities Exchange Commission on Form 6-K.

PT INDAH KIAT PULP & PAPER TBK (2000 COMPARED TO 1999)

Indah Kiat's consolidated net sales for the year ended December 31, 2000 were approximately US$1,544.2 million, a 17.7% increase from consolidated net sales of approximately US$1,311.5 million for the year ended December 31, 1999. This increase in sales was primarily due to higher sales volume of packaging products and increased sales volumes and market prices for sales of market pulp, which were partially offset by discounts provided to customers for quality claims and other price discounts totalling approximately US$122.3 million associated with the addition of significant new capacity. Indah Kiat's management believes that as a result of the resolution of start-up difficulties relating to the new capacity, such significant levels of price discounts for quality claims will not occur in the future. Indah Kiat's gross profit margin decreased from 41.4% in 1999 to 34.5% in 2000 due to a combination of factors, including a different product mix as a greater proportion of sales arose from lower margin packaging products, increases in production costs due to increases in purchase prices of Indah Kiat's major raw materials, such as waste paper, chemicals and long fiber pulp, and increases in transportation costs impacting the purchase price for wood.

Foreign exchange gains in 2000 were approximately US$43.3 million compared to a foreign exchange loss of approximately US$119.5 million in 1999 as a result of the depreciation of the Indonesian Rupiah against the U.S. dollar in 2000. In addition, in 2000, Indah Kiat made a provision for accounts receivable, collection of which it has determined to be doubtful, of approximately US$413.3 million. Of this amount, approximately US$198.0 million related to receivables previously discounted to PT Bank Internasional Indonesia Tbk (“***BII***”).

Indah Kiat recorded an income tax expense of approximately US$42.5 million in 2000 compared to an income tax credit of approximately US$3.5 million in 1999.

Indah Kiat's consolidated net loss for 2000 was approximately US$400.7 million, compared with a consolidated net income of approximately US$4.0 million for 1999.

As a result of repayment of loans maturing in 2000, additional advances to PT Arara Abadi (“***Arara Abadi***”) of approximately US$261.3 million for the development of their plantation, capital expenditure of approximately US$146.2 million and the unavailability of working capital funds in the latter part of 2000, Indah Kiat's cash, cash equivalents and time deposits fell significantly, from US$460.1 million at December 31, 1999 to US$4.2 million at December 31, 2000. Indah Kiat made the advances to Arara Abadi to finance the costs associated with Arara Abadi's reforestation and plantation development program under the wood purchase agreement with Arara Abadi. The treatment of these advances will depend on the outcome of the restructuring. The remaining US$54.2 million of total cash, cash equivalents and short-term investments of Indah Kiat as at December 31, 2000 were pledged as security for working capital facilities.

Principal adjustments to preliminary financial data released in August 2001

Income statement adjustments. Indah Kiat's consolidated net loss of US$400.7 million for 2000 is significantly higher than the preliminary loss of US$147.4 million announced in August 2001, primarily due to an adjustment to Indah Kiat's income tax expense. Indah Kiat's preliminary statements released in August 2001 reflected a tax credit from approximately US$198.5 million. Indah Kiat's management has, however, decided to fully provide against carry forward tax assets due to the uncertainty regarding Indah Kiat's ability to generate future tax profits to realize a benefit from these assets. As a result, Indah Kiat's 2000 financial statements now reflect a tax expense of approximately US$42.5 million rather than the previously reflected credit of US$198.5 million.

Balance sheet adjustments.

- *Trade receivables.* Indah Kiat's management decided to reclassify approximately US$290.8 million in export receivables due from related parties within the APP group from accounts receivable – trade. These accounts receivable are guaranteed by APP, which Indah Kiat believes is the only source for payment of the accounts receivables. The collectability of these accounts receivable will depend on the outcome of the restructuring.

- *Other assets.* Indah Kiat's management decided to reclassify approximately US$261.3 million in advances to Arara Abadi to other assets – net. Indah Kiat made these advances pursuant to its wood purchase agreement with Arara Abadi, under which Indah Kiat is obligated to finance the costs associated with Arara Abadi's reforestation and plantation development program in an effort to achieve fiber sustainability.

- *Current liabilities and long-term debt.* As a result of the defaults on is existing indebtedness, Indah Kiat reclassified all its long-term debt to current liabilities.

PT PABRIK KERTAS TJIWI KIMIA TBK (2000 COMPARED TO 1999)

Tjiwi Kimia's consolidated net sales for the year ended December 31, 2000 were approximately US$828.0 million, a 4.6% decrease from consolidated net sales of approximately US$868.3 million for the year ended December 31, 1999. Tjiwi Kimia's gross profit decreased 79.8% from approximately US$281.8 million, or a gross profit margin of 32.4%, in 1999 to approximately US$57.0 million, or a gross profit margin of 6.9%, in 2000. The decrease in gross profit margin is primarily due to decreases in market prices for its paper products, increases in the cost of pulp as well as discounts provided to customers for quality claims and other price discounts totalling approximately US$127.7 million associated with the addition of significant new capacity. Tjiwi Kimia's management believes that as a result of the resolution of start-up difficulties relating to the new capacity, such significant levels of price discounts for quality claims will not occur in the future.

Consolidated loss from operations of Tjiwi Kimia was approximately US$55.1 million in 2000, compared with consolidated income from operations of approximately US$187.2 million in 1999. Interest expense in 2000 increased 32.4% from approximately US$92.8 million in 1999 to approximately US$123.0 million in 2000 due to cessation of capitalized interest in 2000 as capital expansion projects were completed and increases in Tjiwi Kimia's average level of debt. In addition, in 2000, Tjiwi Kimia made a provision for accounts receivable, collection of which it has determined to be doubtful, of approximately US$144.7 million. Of this amount, approximately US$54.3 million related to receivables previously discounted to BII.

Tjiwi Kimia's consolidated net loss was approximately US$359.7 million in 2000, compared with a consolidated net income of US$104.0 million in 1999.

Primarily as a result of payments of interest, increases in working capital and unavailability of working capital funds in the latter part of 2000, Tjiwi Kimia's cash, cash equivalents and short-term investments fell significantly, from approximately US$179.8 million at December 31, 1999 to approximately US$4.3 million at December 31, 2000.

Principal adjustments to preliminary financial data released in August 2001

Income statement adjustments. Tjiwi Kimia's consolidated net loss of US$359.7 million for 2000 is higher than the preliminary loss of US$338.0 million announced in August 2001 primarily due to various additional accruals and provisions for interest expense, deferred taxes and pension fund expenses.

Balance sheet adjustments.

- *Trade receivables.* Tjiwi Kimia's management decided to reclassify approximately US$241.8 million in receivables due from related parties within the APP group from accounts receivable – trade. These accounts receivable are guaranteed by APP, which Tjiwi Kimia believes is the only source for payment of the accounts receivables. The collectability of these accounts receivable will depend on the outcome of the restructuring.

- *Current liabilities and long-term debt.* As a result of the defaults on its existing indebtedness, Tjiwi Kimia has reclassified all its long-term debt to current liabilities.

PT PINDO DELI PULP AND PAPER MILLS (2000 COMPARED TO 1999)

Pindo Deli's consolidated net sales for the year ended December 31, 2000 were approximately US$760.5 million, a 4.6% increase from consolidated net sales of approximately US$727.3 million for the year ended December 31, 1999. The 4.6% increase in sales primarily arose from higher sales volume and higher average realized selling prices for pulp, resulting in significantly higher pulp sales, but which were off set by decreases in average realized selling prices for paper. Decreases in selling prices for paper were primarily due to discounts provided to customers for quality claims and other price discounts totalling approximately US$110.0 million associated with paper products produced on paper equipment and machines which construction was completed between 1998 and 2000. Pindo Deli's management believes that as a result of the resolution of start-up difficulties relating to these machines, such significant levels of price discounts for quality claims will not occur in the future. As a result of the lower average realized selling prices for paper and higher purchase prices for Pindo Deli's production input costs, especially imported long-fiber pulp, Pindo Deli's gross profit decreased by 51.8% to approximately US$119.4 million, or a gross profit margin of 15.7%, in 2000 from approximately US$247.7 million, or a gross profit margin of 34.1%, in 1999.

Consolidated operating income in 2000 was approximately US$25.6 million, an 85.0% decrease from the consolidated operating income of US$171.2 million in 1999. Operating income, as a percentage of net sales, was 3.4% for 2000, compared with 23.5% for 1999. Interest expense and other financing cost – net increased 70.3% to approximately US$150.1 million in 2000 from approximately US$88.2 million in 1999 due to higher average interest rates on borrowings and a reduction in the amount of interest capitalized. Foreign exchange loss decreased 33.4% from approximately US$70.6 million in 1999 to approximately US$47.0 million in 2000, primarily due to higher foreign exchange gains from the revaluation of the Yen and Deutsche mark denominated debt as a result of the effect of the appreciation of the U.S. dollar against these currencies. In addition, in 2000, Pindo Deli made a provision for accounts receivable, collection of which it has determined to be doubtful, of approximately US$221.8 million (of which approximately US$119.0 million related to Lontar Papyrus). Of this amount, approximately US$119.0 million (including approximately US$44.1 million at Lontar Papyrus) related to receivables previously discounted to BII.

Pindo Deli's consolidated net loss for 2000 was US$375.8 million, a compared with a consolidated net loss of US$9.2 million for 1999.

As a result of payment of interest, advances for land, increases in working capital and unavailability of working capital funds in the later part of 2000, Pindo Deli's cash, cash equivalents and time deposits fell significantly, from approximately US$297.8 million at December 31, 1999 to approximately US$9.4 million at December 31, 2000.

Principal adjustments to preliminary financial data released in August 2001

Income statement adjustments. Pindo Deli's consolidated net loss of US$375.8 million for 2000 is higher than the preliminary loss of US$328.0 million announced in August 2001 primarily due to an adjustment to Lontar's tax expense. Pindo Deli's preliminary financial data released in August 2001 reflected a tax credit of approximately US$41.9 million. Pindo Deli's management has, however, decided to fully provide against carry forward tax assets due to the uncertainty regarding Pindo Deli's and Lontar's ability to generate future tax profits to realize a benefit from these assets. As a result, Pindo Deli's 2000 financial statements now reflect a tax credit of approximately US$1.5 million rather than the previously reflected credit of US$41.9 million. In addition, Pindo Deli's provision for doubtful debts of approximately US$221.8 million is higher than the preliminary provision for doubtful debts of US$210.0 million announced in August 2001 because Pindo Deli made additional provision for doubtful debts. (See also "PT Lontar Papyrus Pulp & Paper Industry (2000 Compared to 1999)" below).

Balance sheet adjustments.

- *Trade receivables.* Pindo Deli's management decided to reclassify approximately US$136.5 million in export receivables due from related parties within the APP group from accounts receivable – trade. These accounts receivable are guaranteed by APP, which Pindo Deli believes is the only source for payment of the accounts receivables. The collectability of these accounts receivable will depend on the outcome of the restructuring.

- *Other assets.* Pindo Deli's management decided to reclassify approximately US$110.5 million in advances to related parties attributable to the purchase of land adjacent to Pindo Deli's Karawang mills to other assets – net.

- *Current liabilities and long-term debt.* As a result of the defaults on its existing indebtedness, Pindo Deli has reclassified all its long-term debt to current liabilities.

Adjustments to cash flow statement. As a result of the reclassification of the capital expenditure amounting to approximately US$110.5 million attributable to advances to related parties to other assets – long-term receivables, Pindo Deli's 2000 financial statements now reflect a capital expenditure of approximately US$44.9 million rather than the previously reflected capital expenditure of US$145.2 million. In addition, Pindo Deli's EBITDA of approximately negative US$74.1 million is lower than the preliminary EBITDA of negative US$54.4 million announced in August 2001, primarily due to an additional provision for doubtful debts amounting to approximately US$11.8 million.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY (2000 COMPARED TO 1999)

Lontar Papyrus' net sales for the year ended December 31, 2000 were approximately US$323.4 million, a 49.4% increase from net sales of US$216.5 million for the year ended December 31, 1999. The increase was primarily due to higher sales volume and average realized selling prices for pulp. Lontar Papyrus' gross profit increased 52.7% from approximately US$114.6 million, or a gross profit margin of 52.9%, in 1999 to approximately US$174.9 million, or a gross profit margin of 54.1%, in 2000.

Profit from operations of Lontar Papyrus was approximately US$161.0 million in 2000, a 59.2% increase from profit from operations of approximately US$101.1 million in 1999. Profit from operations, as a percentage of net sales, was 49.8% in 2000, compared with 46.7% in 1999. In 2000, Lontar Papyrus made a provision for accounts receivable, collection of which it has determined to be doubtful, of approximately US$119.0 million. Of this amount, approximately US$44.1 related to receivables previously discounted to BII.

Lontar Papyrus booked an income tax credit of approximately US$1.3 million in 2000, compared to an income tax expense of approximately US$25.1 million in 1999.

Lontar Papyrus' net loss for 2000 was approximately US$66.1 million, a 254.2% increase from net loss of approximately US$18.7 million for 1999.

As a result of repayment of loans maturing in 2000, additional advances to PT Wirakarya Sakti ("***WKS***") of approximately US$51.0 million for the development of their plantation, capital expenditure of approximately US$30.5 million and the unavailability of working capital funds in the latter part of 2000, Lontar Papyrus' cash, cash equivalents and time deposits fell from US$22.9 million at December 31, 1999 to US$2.2 million at December 31, 2000. Lontar Papyrus made the advances to WKS to finance the costs associated with WKS's reforestation and plantation development program under the wood purchase agreement with WKS. The treatment of these advances will depend on the outcome of the restructuring.

Principal adjustments to preliminary financial data released in August 2001

Income statement adjustments. Lontar Papyrus' net loss of US$66.0 million for 2000 is significantly higher than the preliminary loss of US$11.0 million announced in August 2001, primarily due to an adjustment to Lontar Papyrus' income tax expense. Lontar Papyrus' preliminary statements released in August 2001 reflected a tax credit of approximately US$41.7 million. Lontar Papyrus's management has, however, decided to fully provide against carry forward tax assets due to the uncertainty regarding Lontar Papyrus' ability to generate future taxable profits to realize a benefit from these assets. As a result, Lontar Papyrus' 2000 financial statements now reflect a tax expense of approximately US$1.3 million rather than the previously reflected credit. In addition, Lontar Papyrus' provision for doubtful debts of approximately US$119.0 million is higher than the preliminary provision for doubtful debts of US$107.1 million announced in August 2001 because Lontar Papyrus made additional provision for doubtful debts.

Balance sheet adjustments.

- *Advances and prepayments.* Lontar Papyrus' advances and prepayments of approximately US$6.2 million is significantly lower than the preliminary advances and prepayments of US$93.9 million announced in August 2001 , primarily because Lontar Papyrus' management decided to reclassify approximately US$64.7 million in advances to WKS to other assets – net. Lontar Papyrus made these advances under pursuant to its wood purchase agreement with WKS, under which Lontar Papyrus is obligated to finance the costs associated with WKS's reforestation and plantation development in an effort to achieve fiber sustainability.

- *Trade receivables.* Lontar Papyrus' management decided to reclassify approximately US$9.7 million in receivables due from related parties within the APP group from accounts receivable – trade. These accounts receivable are guaranteed by APP, which Lontar Papyrus believes is the only source for payment of the accounts receivables. The collectability of these accounts receivable will depend on the outcome of the restructuring.

- *Other assets.* Lontar Papyrus' other assets – net of approximately US$74.2 million is significantly higher than the preliminary other assets – net of US$0.74 million announced in August 2001, primarily because management decided to reclassify approximately US$64.7 million in advances to WKS (see "—Advances and prepayments" above).

- *Current liabilities and long-term debt.* As a result of the defaults on its existing indebtedness, Lontar Papyrus has reclassified all its long-term debt to current liabilities.

Adjustments to cash flow statement. Lontar Papyrus' EBITDA of approximately US$88.0 million is lower than the preliminary EBITDA of US$98.0 million announced in August 2001, primarily due to an additional provision for doubtful debts amounting to approximately US$11.9 million.

*****

PRODUCTION, SALES VOLUMES AND AVERAGE REALIZED SALES PRICES FOR 2001

The production and sales volumes and the average realized sales prices for the Indonesian Subsidiaries for 1999, 2000 and 2001 are shown below:

PRODUCTION VOLUMES
(in thousands of tonnes)

	1999	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Indah Kiat:							
Pulp	1,664	1,777	1,797	469	420	447	462
Paper	583	616	589	139	154	146	149
Packaging	1,177	1,258	979	182	248	267	283
Tjiwi Kimia:							
Paper	946	949	857	175	221	231	231
Stationery	135	155	183	45	58	37	42
Packaging	64	69	52	12	14	12	14
Pindo Deli:							
Paper	623	631	551	108	146	149	149
Tissue	52	45	42	7	9	13	14
Packaging	15	56	47	10	12	13	11
Lontar Papyrus:							
Pulp	503	572	620	153	166	139	162
Tissue	30	43	42	10	12	10	11

SALES VOLUMES
(in thousands of tonnes)

	1999	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Indah Kiat:							
Pulp	1,127	1,250	1,239	347	286	307	299
Paper	562	577	575	128	160	144	143
Packaging	988	1,091	875	201	215	218	241
Tjiwi Kimia:							
Paper	811	822	709	177	168	188	176
Stationery	132	142	163	43	66	30	24
Packaging	42	48	44	11	11	10	12
Pindo Deli:							
Paper	624	615	557	119	153	149	135
Tissue	43	47	40	9	8	11	12
Packaging	14	45	40	9	10	10	9
Lontar Papyrus:							
Pulp	464	561	581	145	157	131	148
Tissue	26	41	41	10	11	9	11

AVERAGE REALIZED SALES PRICES
(US$ per tonne)

	1999	2000	2001	2001 1Q	2001 2Q	2001 3Q	2001 4Q
Indah Kiat:							
Pulp	412	508	320	353	311	309	303
Paper	798	707	676	712	681	668	647
Packaging	400	448	351	389	354	355	312
Tjiwi Kimia:							
Paper	814	682	703	749	699	686	677
Stationery	1,264	1,298	1,072	1,152	1,038	1,079	1,019
Packaging	387	481	402	431	373	489	314
Pindo Deli:							
Paper	840	723	712	767	706	707	677
Tissue	930	980	968	1,044	958	965	916
Packaging	775	720	556	627	534	555	512
Lontar Papyrus:							
Pulp	410	510	311	334	303	299	310
Tissue	800	805	777	858	786	736	721

* * * * *

APP is one of the world's leading pulp and paper companies. With current pulp capacity of 2.3 million tonnes and paper and packaging capacity of 5.7 million tonnes, it ranks number one in non-Japan Asia. Headquartered in Singapore, APP currently has 16 manufacturing facilities in Indonesia and China and markets its products in more than 65 countries on six continents.

* * * * *

Certain statements made in this press release fall within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the APP Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following factors: changes in political, social and economic conditions and the regulatory environment in Indonesia and China; changes in currency exchange rates; changes in market prices for the APP Group's products; changes in the availability or prices of import tariffs and raw materials; changes in our revenue and profitability; changes to our production capacity; changes in industry trends; changes in future capital needs and the availability of financing; changes in customer preferences; demographic changes; changes in competitive conditions and our ability to compete under these conditions; and various other factors beyond our control.

PT INDAH KIAT PULP & PAPER TBK

Preliminary Unaudited Condensed Consolidated Statements of Income
for the nine months ended September 30, 2001 and
Condensed Consolidated Statements of Income for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Net sales	294,066	276,789	269,620	840,475	1,544,275	1,311,521
Cost of goods sold	227,793	219,616	224,543	671,952	1,011,722	768,719
Gross profit	66,273	57,173	45,077	168,523	532,553	542,802
Operating expenses:						
Selling	16,210	13,246	26,571	56,027	107,705	82,185
General and administration	6,102	10,555	10,823	27,480	36,693	26,839
Total operating expenses	22,312	23,801	37,394	83,507	144,398	109,024
Income from operations	43,961	33,372	7,683	85,016	388,155	433,778
Other income (expense):						
Interest expense—net	(72,386)	(74,063)	(73,323)	(219,772)	(249.686)	(140,106)
Foreign exchange gain (loss) – net	38,686	9,453	(46,288)	1,851	43,271	(119,471)
Provision for doubtful debts	-	-	-	-	(413,319)	-
Other – net	(17,647)	(8,176)	(8,169)	(33,992)	(126,585)	(173,673)
Other income (expense)—net	(51,347)	(72,786)	(127,780)	(251,913)	(746,319)	(433,251)
Income (loss) before income taxes	(7,386)	(39,414)	(120,097)	(166,897)	(358,164)	527
Income tax expense (credit)	-	-	-	-	42,519	(3,500)
Income before minority interest	(7,386)	(39,414)	(120,097)	(166,897)	(400,683)	4,027
Minority interest	-	-	-	-	-	-
Net income (loss)	(7,386)	(39,414)	(120,097)	(166,897)	(400,683)	4,027

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT INDAH KIAT PULP & PAPER TBK

Preliminary Unaudited Condensed Consolidated Balance Sheets at September 30, 2001 and Condensed Consolidated Balance Sheets at December 31, 2000 and December 31, 1999

(in thousands of U.S. dollars)

	September 30, 2001	December 31, 2000	December 31, 1999
Current Assets:			
Cash, cash equivalents and short term investments..	8,020	58,443	460,065
Accounts receivable:			
Trade – net	511,148	304,762	709,450
Others	30,844	24,301	30,111
Inventories	196,062	305,640	263,652
Advances and prepayments	100,307	109,290	220,023
Total Current Assets	846,381	802,436	1,683,301
Accounts Receivable – trade – related parties	346,777	290,773	-
Property, Plant and Equipment – net	4,198,572	4,335,456	4,177.707
Other Assets – net	325,286	317,542	87,940
Total Assets	5,717,016	5,746,207	5,948,948
Current Liabilities:			
Short-term borrowings	240,393	366,624	203,915
Accounts payable	234,691	143,382	161,132
Other liabilities	435,667	281,256	160,140
Current maturities of long-term debt	2,536,607	2,518,389	781,063
Total Current Liabilities	3,447,358	3,309,651	1,306,250
Deferred Income Tax	60,423	60,423	18,208
Long-term Debt—net of Current Maturities	-	-	1,846,602
Other liabilities	-	-	-
Minority Interest	-	-	-
Stockholders' Equity	2,209,235	2,376,133	2,777,888
Total Liabilities and Stockholders' Equity	5,717,016	5,746,207	5,948,948

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT INDAH KIAT PULP & PAPER TBK

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the nine months ended September 30, 2001 and
Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Income before income tax and minority interest	(7,386)	(39,414)	(120,097)	(166,897)	(358,164)	527
Interest expense	72,768	74,340	73,528	220,636	282,864	181,519
Depreciation	49,396	49,264	49,025	147,685	184,778	164,303
Amortization	8,552	7,818	7,822	24,192	36,918	11,556
Assets written off	-	-	-	-	32,536	148,617
Foreign exchange loss (gain)	(38,686)	(9,453)	46,288	(1,851)	(43,271)	119,471
EBITDA	84,644	82,555	56,566	223,765	135,661	625,993
CAPEX:						
Capital expenditures	4,304	2,179	4,318	10,801	155,431	114,409
Capitalized interest	-	-	-	-	8,915	57,098
Total	4,304	2,179	4,318	10,801	164,346	171,507
Debt:						
Proceeds from borrowings	-	-	-	-	577,013	268,860
Repayment of borrowings	(79,125)	(26,309)	(22,260)	(127,694)	(1,138,162)	(321,104)
Net proceeds (repayments)	(79,125)	(26,309)	(22,260)	(127,694)	(561,149)	(52,244)
Interest income	382	277	205	864	33,178	41,412

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PABRIK KERTAS TJIWI KIMIA TBK

Preliminary Unaudited Condensed Consolidated Statements of Income
for the nine months ended September 30, 2001 and
Condensed Consolidated Statements of Income for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Net sales	203,537	205,167	174,591	583,295	827,983	868,254
Cost of goods sold	171,051	164,504	126,937	462,492	770,959	586,476
Gross profit	32,486	40,663	47,654	120,803	57,024	281,778
Operating expenses:						
Selling	16,237	12,450	25,185	53,872	89,905	77,003
General and administration	6,331	5,516	6,832	18,679	22,217	17,599
Total operating expenses	22,568	17,966	32,017	72,551	112,122	94,602
Income from operations	9,918	22,697	15,637	48,252	(55,098)	187,176
Other income (expense):						
Interest expense—net	(30,190)	(29,880)	(29,803)	(89,873)	(108,198)	(75,438)
Foreign exchange gain (loss) – net	12,633	12,346	(18,861)	(6,118)	(3,559)	3,171
Provision for doubtful debts	-	-	-	-	(144,694)	-
Other – net	(361)	194	(525)	(692)	(43,949)	(10,973)
Other income (expense)—net	(17,918)	(17,340)	(49,189)	(84,447)	(300,400)	(83,240)
Income (loss) before income taxes	(8,000)	5,357	(33,552)	(36,195)	(355,498)	103,936
Income tax expense (credit)	0	0	0	0	4,158	(51)
Income before minority interest	(8,000)	5,357	(33,552)	(36,195)	(359,656)	103,987
Minority interest	5	-	-	5	5	2
Net income (loss)	(8,005)	5,357	(33,552)	(36,200)	(359,661)	103,989

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PABRIK KERTAS TJIWI KIMIA TBK

Preliminary Unaudited Condensed Consolidated Balance Sheets at September 30, 2001 and Condensed Consolidated Balance Sheets at December 31, 2000 and December 31, 1999

(in thousands of U.S. dollars)

	September 30, 2001	December 31, 2000	December 31, 1999
Current Assets:			
Cash, cash equivalents and short term investments	14,266	38,973	179,753
Accounts receivable:			
Trade – net	206,014	40,448	366,548
Others	8,734	5,651	16,552
Inventories	128,865	233,415	204,277
Advances and prepayments	68,698	66,774	66,114
Total Current Assets	426,577	385,261	833,244
Accounts Receivable – trade – related parties	269,182	241,748	-
Property, Plant and Equipment – net	1,372,013	1,419,423	1,461,845
Other Assets – net	117,408	114,718	5,979
Total Assets	2,185,180	2,161,150	2,301,068
Current Liabilities:			
Short-term borrowings	92,709	145,162	16,030
Accounts payable	289,053	237,780	222,945
Other liabilities	177,007	119,981	54,821
Current maturities of long-term debt	1,107,972	1,104,583	46,615
Total Current Liabilities	1,666,741	1,607,506	340,411
Deferred Income Tax	6,240	6,240	2,158
Long-term Debt—net of Current Maturities	-	-	996,464
Other liabilities	1,196	200	45,671
Minority Interest	8	8	2
Stockholders' Equity	510,995	547,196	916,362
Total Liabilities and Stockholders' Equity	2,185,180	2,161,150	2,301,068

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PABRIK KERTAS TJIWI KIMIA TBK

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the nine months ended September 30, 2001 and
Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Income before income tax and minority interest	(8,000)	5,357	(33,552)	(36,195)	(355,498)	103,937
Interest expense	30,383	29,998	29,866	90,247	122,960	92,836
Depreciation	18,009	17,953	17,936	53,898	65,324	57,408
Amortization	1,618	1,633	1,637	4,888	7,283	13,974
Foreign exchange loss (gain)	(12,633)	(12,346)	18,861	(6,118)	3,559	(3,171)
EBITDA	29,377	42,595	34,748	106,720	(156,372)	264,984
CAPEX:						
Capital expenditures	3,168	1,183	3,980	8,331	19,908	28,818
Capitalized interest	-	-	-	-	4,529	27,021
Total	3,168	1,183	3,980	8,331	24,437	55,839
Debt:						
Proceeds from borrowings	-	-	-	-	21,016	167,620
Repayment of borrowings	(32,879)	(16,227)	(3,576)	(52,682)	(45,289)	(226,505)
Net proceeds (repayments)	(32,879)	(16,227)	(3,576)	(52,682)	(24,273)	(58,885)
Interest income	193	119	63	375	14,762	17,398

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PINDO DELI PULP & PAPER MILLS

Preliminary Unaudited Condensed Consolidated Statements of Income
for the nine months ended September 30, 2001 and
Condensed Consolidated Statements of Income for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Net sales	158,357	164,005	157,924	480,286	760,522	727,315
Cost of goods sold	137,157	136,935	137,504	411,596	641,136	479,603
Gross profit	21,200	27,070	20,420	68,690	119,386	247,712
Operating expenses:						
Selling	11,929	8,563	7,823	28,315	67,428	60,249
General and administration	1,163	2,165	8,133	11,461	26,317	16,241
Total operating expenses	13,092	10,728	15,956	39,776	93,745	76,490
Income from operations	8,108	16,342	4,464	28,914	25,641	171,222
Other income (expense):						
Interest expense—net	(40,801)	(40,098)	(41,728)	(122,627)	(150,108)	(88,162)
Foreign exchange gain (loss) – net	17,100	(9,360)	(5,695)	2,045	(46,994)	(70,598)
Provision for doubtful debts	4,201	4,529	(4,279)	4,451	(221,764)	-
Other – net	(607)	(375)	(355)	(1,337)	2,207	(3,608)
Other income (expense)—net	(20,107)	(45,304)	(52,057)	(117,468)	(416,659)	(162,368)
Income (loss) before income taxes	(11,999)	(28,962)	(47,593)	(88,554)	(391,018)	8,854
Income tax (expense) credit	-	-	-	-	1,516	(21,262)
Income before minority interest	(11,999)	(28,962)	(47,593)	(88,554)	(389,502)	(12,408)
Minority interest	3,409	3,142	(5,263)	1,288	(13,689)	(3,184)
Net income (loss)	(15,408)	(32,104)	(42,330)	(89,842)	(375,813)	(9,224)

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PINDO DELI PULP & PAPER MILLS

Preliminary Unaudited Condensed Consolidated Balance Sheets at September 30, 2001 and Condensed Consolidated Balance Sheets at December 31, 2000 and December 31, 1999

(in thousands of U.S. dollars)

	September 30, 2001	December 31, 2000	December 31, 1999
Current Assets:			
Cash, cash equivalents and short term investments	6,815	9,436	297,800
Accounts receivable:			
Trade – net	128,027	52,783	259,175
Others	3,247	11,005	31,755
Inventories	139,264	206,397	211,589
Advances and prepayments	26,823	17,182	17,929
Total Current Assets	304,176	296,803	818,248
Accounts Receivable – trade – related parties	148,546	136,502	-
Property, Plant and Equipment – net	1,931,611	1,799,570	1,825,577
Other Assets – net	76,230	181,722	2,967
Total Assets	2,460,563	2,414,597	2,646,792
Current Liabilities:			
Short-term borrowings	65,327	99,333	50,393
Accounts payable	73,350	100,952	79,527
Other liabilities	207,874	149,981	77,999
Current maturities of long-term debt	1,537,675	1,407,309	152,245
Total Current Liabilities	1,884,226	1,757,575	360,164
Deferred Income Tax	45,570	45,570	47,086
Long-term Debt—net of Current Maturities	-	-	1,173,551
Other liabilities	18,962	19,720	74,757
Minority Interest	78,619	77,331	101,020
Stockholders' Equity	433,186	514,401	890,214
Total Liabilities and Stockholders' Equity	2,460,563	2,414,597	2,646,792

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT PINDO DELI PULP & PAPER MILLS

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the nine months ended September 30, 2001 and
Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Income before income tax and minority interest	(11,999)	(28,962)	(47,593)	(88,554)	(391,018)	8,854
Interest expense	41,006	40,252	41,875	123,133	183,493	105,152
Depreciation	21,097	21,114	22,036	64,247	81,785	76,036
Amortization	1,147	1,110	1,037	3,294	4,668	3,314
Foreign exchange loss (gain)	(17,100)	9,360	5,695	(2,045)	46,994	70,598
EBITDA	34,151	42,874	23,050	100,075	(74,078)	263,954
CAPEX:						
Capital expenditures	2,224	1,947	3,283	7,454	44,873	47,673
Capitalized interest	1,221	1,926	1,468	4,615	10,324	28,042
Total	3,445	3,873	4,751	12,069	55,197	75,715
Debt:						
Proceeds from borrowings	206	-	-	206	466,080	64,897
Repayment of borrowings	(11,805)	(18,126)	(19,174)	(49,105)	(448,548)	(213,455)
Net proceeds (repayments)	(11,599)	(18,126)	(19,174)	(48,899)	17,532	(148,558)
Interest income	205	154	147	506	33,385	16,990

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Preliminary Unaudited Condensed Consolidated Statements of Income
for the nine months ended September 30, 2001 and
Condensed Consolidated Statements of Income for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Net sales	58,085	56,551	46,486	161,122	323,440	216,460
Cost of goods sold	37,540	36,765	37,363	111,668	148,498	101,906
Gross profit	20,545	19,786	9,123	49,454	174,942	114,554
Operating expenses:						
Selling	2,345	1,440	1,185	4,970	11,569	11,826
General and administration	65	475	1,451	1,991	2,324	1,579
Total operating expenses	2,410	1,915	2,636	6,961	13,893	13,405
Income from operations	18,135	17,871	6,487	42,493	161,049	101,149
Other income (expense):						
Interest expense—net	(11,598)	(10,715)	(12,356)	(34,669)	(39,477)	(42,895)
Foreign exchange gain (loss) – net	9,736	9,096	(18,079)	753	(61,346)	(50,812)
Provision for doubtful debts	-	-	-	-	(119,034)	-
Other – net	(516)	(566)	(1,062)	(2,144)	(8,497)	(1,019)
Other income (expense)—net	(2,378)	(2,185)	(31,497)	(36,060)	(228,354)	(94,726)
Income (loss) before income taxes	15,757	15,686	(25,010)	6,433	(67,305)	6,423
Income tax expense (credit)	-	-	-	-	1,255	25,073
Income before minority interest	15,757	15,686	(25,010)	6,433	(66,050)	(18,650)
Minority interest	-	-	-	-	-	-
Net income (loss)	15,757	15,686	(25,010)	6,433	(66,050)	(18,650)

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Preliminary Unaudited Condensed Consolidated Balance Sheets at September 30, 2001 and Condensed Consolidated Balance Sheets at December 31, 2000 and December 31, 1999

(in thousands of U.S. dollars)

	September 30, 2001	December 31, 2000	December 31, 1999
Current Assets:			
Cash, cash equivalents and short term investments	3,940	2,220	22,862
Accounts receivable:			
Trade – net	64,405	23,037	84,526
Others	2,028	10,771	25,697
Inventories	35,130	38,201	43,108
Advances and prepayments	9,415	6,230	6,143
Total Current Assets	114,918	80,459	182,336
Accounts Receivable – trade – related parties	3,370	9,730	-
Property, Plant and Equipment – net	686,528	711,834	717,624
Other Assets – net	80,492	74,231	384
Total Assets	885,308	876,254	900,344
Current Liabilities:			
Short-term borrowings	22,284	31,178	671
Accounts payable	9,780	10,349	7,278
Other liabilities	42,964	31,020	30,612
Current maturities of long-term debt	368,536	368,396	103,986
Total Current Liabilities	443,564	440,943	142,547
Deferred Income Tax	45,570	45,570	46,825
Long-term Debt—net of Current Maturities	-	-	206,770
Other liabilities	1,589	1,589	-
Minority Interest	-	-	-
Stockholders' Equity	394,585	388,152	504,202
Total Liabilities and Stockholders' Equity	885,308	876,254	900,344

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

PT LONTAR PAPYRUS PULP & PAPER INDUSTRY

Preliminary Unaudited Condensed Consolidated Selected Cash Flow Information
for the nine months ended September 30, 2001 and
Condensed Consolidated Selected Cash Flow Information
for the years ended December 31, 1999 and 2000

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2001				Year Ended December 31,	
	1Q	2Q	3Q	Total	2000	1999
Income before income tax and minority interest	15,757	15,686	(25,010)	6,433	(67,305)	6,423
Interest expense	11,699	10,783	12,387	34,869	55,451	37,940
Depreciation	9,406	9,404	9,399	28,209	36,334	34,484
Amortization	459	503	525	1,487	2,152	1,662
Foreign exchange loss (gain)	(9,736)	(9,096)	18,079	(753)	61,346	50,812
EBITDA	27,585	27,280	15,380	70,245	87,978	131,321
CAPEX:						
Capital expenditures	734	1,495	674	2,903	30,547	10,960
Capitalized interest	-	-	-	-	-	-
Total	734	1,495	674	2,903	30,547	10,960
Debt:						
Proceeds from borrowings	1,967	1,230	943	4,140	273,840	49,690
Repayment of borrowings	(35)	(7,806)	(5,315)	(13,156)	(204,184)	(69,886)
Net proceeds (repayments)	1,932	(6,576)	(4,372)	(9,016)	69,656	(20,196)
Interest income	101	68	31	200	15,974	850

Financial data as of and for the nine months ended September 30, 2001 is preliminary, unaudited and subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PT INDAH KIAT PULP & PAPER CORPORATION Tbk

By ______________________________

Name: Hendra Jaya Kosasih

Title: Vice President Director

Date: March 12, 2002

SIGNATURES

Pursuant to the requirements of the securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, there into duly authorized.

TERRA NETWORKS, S.A.

Date: February 28 2002 By: ______________________

Name: Jose Francisco Mateu Isturiz

Title: Vice Secretary - Board of Directors